HellerEhrman

March 14, 2005

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong
Direct: 852 2292 2222
Main 852.2292.2000
Fax 852.2292.2200



19063.0002

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.



SUPPL

SEC FILE NO. 82-3853

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C. File No. 82-3853, copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding re-designation of director and change of secretary and authorized representative of the Company, dated March 3, 2005, published (in English language) in South China Morning Post, and published (in Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on March 4, 2005;

2. The Company's announcement of annual results for the year ended December 31, 2004, dated March 3, 2005, published (in English language) in South China Morning Post, and published (in Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on March 4, 2005;

3. The Company's circular regarding discloseable transaction – establishment of a joint venture for property development and investment in PRC, dated February 26, 2005;

4. The Company's announcement regarding discloseable transaction – establishment of a joint venture for property development and investment in PRC, dated February 4, 2005; published (in English language) in South China Morning Post, and published (in Chinese language) in Hong Kong Economic Times, both on February 7, 2005;

5. The Company's joint clarification announcement regarding update and resumption of trading, dated February 2, 2005, published (in English language) in South China Morning Post and The Standard and published (in Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on February 3, 2005;

6. The Company's joint announcement, dated January 20, 2005, published (in English language) in The Standard and South China Morning Post and published (in Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on January 21, 2005;

7. The Company's announcement regarding an independent non executive director of the Company, dated January 12, 2005, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on January 13, 2005;

8. The Company's joint clarification announcement regarding unusual movement in price and trading volume, dated January 11, 2005, published (in English language) in South China Morning Post and The Standard and published (in Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on January 12, 2005;

9. The Company's joint clarification announcement, dated January 6, 2005, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on January 7, 2005;

10. The Company's announcement regarding unusual volume movement, dated December 17, 2004, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on December 20, 2004;

11. The Company's joint clarification announcement, dated October 14, 2004, published (in English language) in The Standard and South China Morning Post and published (in Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on October 15, 2004;

12. The Company's announcement regarding interim scrip dividend with cash option for the six months ended June 30, 2004, dated October 11, 2004, published (in English language) in The Standard, and published (in Chinese language) in Hong Kong Economic Times, both on October 12, 2004;

13. The Company's joint clarification announcement regarding the recent increases in the price and trading volume of the shares of KWCM, dated October 7, 2004, published (in English language) in The Standard, and published (in Chinese language) in Hong Kong Economic Times, both on October 8, 2004; and

14. The Company's circular regarding interim scrip dividend with cash option for the six months ended June 30, 2004, dated October 4, 2004; and

15. The Company's interim report 2004, dated September 8, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

h:\dlai\adr\19063\0001\34sec.doc



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

RE-DESIGNATION OF DIRECTOR AND CHANGE OF SECRETARY AND AUTHORIZED REPRESENTATIVE

Re-designation of Director

The Board of Directors (the "Board") of K. Wah International Holdings Limited (the "Company") announces that Dr. Philip Wong Kin Hang has been re-designated from an Independent Non-executive Director to a Non-executive Director of the Company with effect from 3rd March 2005.

Dr. Wong, aged 72, has been an Independent Non-executive Director of the Company since 1989 and is re-designated as a Non-Executive Director with effect from 3rd March 2005. He is a consultant of a Hong Kong firm of solicitors and is also a Notary Public and a China Appointed Attesting Officer. In addition, Dr. Wong is a director of Raymond Industrial Limited, a company listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Save as disclosed above and apart from being a non-executive director of the Company, he did not hold any directorship in any listed public company in the past three years and does not hold any other positions with the Company or any of its subsidiaries.

There is no service contract between the Company and Dr. Wong. The amount of emoluments payable to Dr. Wong comprises an annual director's fee which will be proposed by the Board and approved by shareholders of the Company at the subsequent year's annual general meeting. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Dr. Wong is an investor in and a director of a non-listed investment in which a family trust established by the Chairman of the Company has ultimately a material interest. Apart from this and apart from his directorship in the Company, Dr. Wong does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the date of this announcement, he has interests in 300,000 share options of the Company. Save as disclosed above, Dr. Wong has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong.

Save as disclosed above, the Board is not aware of any other information which should be brought to the attention of the shareholders of the Company in relation to the re-designation of Dr. Wong as a Non-executive Director of the Company.

Change of Secretary and Authorized Representative

The Board announces that Mr. Steven Tong Kui Nam has resigned as the Secretary and ceased to be an authorized representative of the Company ("authorized representative") under Rule 3.05 of the Rules Governing the Listing of Securities on the Stock Exchange with effect from 3rd March 2005.

Mr. Tong has confirmed that there is no disagreement with the Board and that there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board further announces that Mr. Seaman Kwok Siu Man has been appointed the Secretary and an authorized representative of the Company with effect from 3rd March 2005. Mr. Kwok holds a Post-Graduate Diploma in Laws from the Manchester Metropolitan University in the United Kingdom (the "UK") and a Bachelor of Arts (Honours) Degree in Accountancy from The Hong Kong Polytechnic University. He is a fellow of The Institute of Financial Accountants in the UK, The Institute of Chartered Secretaries And Administrators in the UK and The Hong Kong Institute of Company Secretaries.

The Board would like to express its gratitude to Mr. Tong for his contribution to the Group during the past years and also expresses its warm welcome to Mr. Kwok for his appointment.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board
Francis Lui Yiu Tung
Managing Director

Hong Kong, 3rd March 2005



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

董事改任
及
秘書及授權代表之變動

董事改任

嘉華國際集團有限公司(「本公司」)之董事會(「董事會」)宣佈，黃乾亨博士由本公司之獨立非執行董事改任為非執行董事，由二零零五年三月三日起生效。

黃博士，七十二歲，於一九八九年起任本公司之獨立非執行董事，並由二零零五年三月三日起改任為非執行董事。彼為香港一間律師行之顧問律師，並為國際公證人及中國委托公證人。此外，黃博士為利民實業有限公司之董事，該公司為一間於香港聯合交易所有限公司(「聯交所」)上市之公司。

除上文所披露者及出任本公司之非執行董事外，彼於過去三年內並無在任何上市公眾公司擔任任何董事職務，亦無在本公司或其任何附屬公司擔當任何其他職位。

本公司與黃博士並無訂立服務合約。應付予黃博士之酬金包括每年度之董事袍金，該袍金將由董事會建議並經本公司股東於隨後一屆股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利能力、本公司之酬金政策以及市場基準而釐定。

黃博士為一項非上市性質之投資的投資者及董事，該投資由本公司主席所成立之一個家族信託持有最終之重大權益，除上述及其出任本公司董事職務外，黃博士與本公司任何董事、高級管理人員或主要股東或控股股東概無任何關係。

於本公佈日期，彼擁有本公司300,000份認股權之權益。除本文所披露者外，黃博士並無持有根據香港法例第571章證券及期貨條例第XV部所指之本公司股份權益。

除上文所披露者外，董事會並不知悉就黃博士改任為本公司非執行董事一事，有任何其他需要本公司股東知悉之資料。

秘書及授權代表之變動

董事會宣佈，湯鉅南先生已辭去秘書職務及離任根據聯交所證券上市規則第3.05條之本公司授權代表(「授權代表」)，由二零零五年三月三日起生效。

湯先生已確認彼概無與董事會意見分歧及並無就其辭職而需本公司股東注意之其他事宜。

董事會並宣佈，郭兆文先生已獲委任為本公司之秘書及授權代表，由二零零五年三月三日起生效。郭先生持有英國(「英國」)曼徹斯特都會大學法律深造文憑及香港理工大學(榮譽)會計文學士學位。彼為英國財務會計師公會、英國特許秘書及行政人員公會與香港公司秘書公會資深會士。

董事會對湯先生多年來對本集團之貢獻表示謝意，並對郭先生之委任表示歡迎。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、鄧志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖烈柏先生。

承董事會命
董事總經理
呂耀東

香港，二零零五年三月三日



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

董事改任
及
秘書及授權代表之變動

董事改任

嘉華國際集團有限公司（「本公司」）之董事會（「董事會」）宣佈，黃乾亨博士由本公司之獨立非執行董事改任為非執行董事，由二零零五年三月三日起生效。

黃博士，七十二歲，於一九八九年起任本公司之獨立非執行董事，並由二零零五年三月三日起改任為非執行董事。彼為香港一間律師行之顧問律師，並為國際公證人及中國委托公證人。此外，黃博士為利民實業有限公司之董事，該公司為一間於香港聯合交易所有限公司（「聯交所」）上市之公司。

除上文所披露者及出任本公司之非執行董事外，彼於過去三年內並無在任何上市公眾公司擔任任何董事職務，亦無在本公司或其任何附屬公司擔當任何其他職位。

本公司與黃博士並無訂立服務合約。應付予黃博士之酬金包括每年度之董事袍金，該袍金將由董事會建議並經本公司股東於隨後一屆股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利能力、本公司之酬金政策以及市場基準而釐定。

黃博士為一項非上市性質之投資的投資者及董事，該投資由本公司主席所成立之一個家族信託持有最終之重大權益，除上述及其出任本公司董事職務外，黃博士與本公司任何董事、高級管理人員或主要股東或控股股東概無任何關係。

於本公佈日期，彼擁有本公司300,000份認股權之權益。除本文所披露者外，黃博士並無持有根據香港法例第571章證券及期貨條例第XV部所指之本公司股份權益。

除上文所披露者外，董事會並不知悉就黃博士改任為本公司非執行董事一事，有任何其他需要本公司股東知悉之資料。

秘書及授權代表之變動

董事會宣佈，湯鉅南先生已辭去秘書職務及離任根據聯交所證券上市規則第3.05條之本公司授權代表（「授權代表」），由二零零五年三月三日起生效。

湯先生已確認彼概無與董事會意見分歧及並無就其辭職而需本公司股東注意之其他事宜。

董事會並宣佈，郭兆文先生已獲委任為本公司之秘書及授權代表，由二零零五年三月三日起生效。郭先生持有英國（「英國」）曼徹斯特都會大學法律深造文憑及香港理工大學（榮譽）會計文學士學位。彼為英國財務會計師公會、英國特許秘書及行政人員公會與香港公司秘書公會資深會士。

董事會對湯先生多年來對本集團之貢獻表示謝意，並對郭先生之委任表示歡迎。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
董事總經理
呂耀東

香港，二零零五年三月三日



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2004

ANNUAL RESULTS

The Board of Directors of K. Wah International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2004 as follows:

The Group's turnover for the year ended 31st December 2004 was HK$1,730,538,000, representing a decrease of HK$1,345,605,000 over the previous year.

The Group's profit attributable to shareholders for the year ended 31st December 2004 amounted to HK$234,323,000, representing an increase of HK$113,943,000 over the previous year.

FINAL DIVIDEND

The Board of Directors has resolved to recommend at the forthcoming Annual General Meeting to be held on 28th April 2005 a final cash dividend for the year ended 31st December 2004 of 4 cents per share totalling HK$88,152,000, payable on 10th June 2005 to the shareholders whose names will appear on the registers of members of the Company at the close of business on 28th April 2005 (2003: a final scrip dividend of 2 cents per share, with a cash option, totalling HK$39,643,000).

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Year Ended 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Turnover	2	1,730,538	3,076,143
Cost of sales		(1,548,383)	(2,891,632)
Gross profit		182,155	184,511
Other revenues	2	17,164	17,645
Other operating income		56,281	72,888
Administrative expenses		(136,755)	(77,599)
Other operating expenses		(49,893)	(51,924)
Operating profit	3	68,952	145,521
Finance costs	4	(13,425)	(17,144)
Share of profits less losses of			
Jointly controlled entities		238,976	53,845
Associated companies		3,371	998
Profit before taxation		297,874	183,220
Taxation	5	(42,434)	(45,831)
Profit after taxation		255,440	137,389
Minority interests		(21,117)	(17,009)
Profit attributable to shareholders		234,323	120,380
Dividends	7	(128,347)	(59,253)
		HK cents	HK cents
Earnings per share	6		
Basic		11.7	6.2
Diluted		9.9	N/A
Dividend per share	7		
Interim		2.0	1.0
Final (proposed)		4.0	2.0

NOTES

1. **Principal accounting policies**

   The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain properties and investments and in accordance with Hong Kong Financial Reporting Standards.

2. **Turnover, other revenues and segment information**

   The Group is principally engaged in property development and investment, manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business.

	2004 HK$'000	2003 HK$'000
Turnover		
Sale of properties	332,135	1,842,095
Sale of construction materials	1,299,143	1,130,894
Rental income	37,674	37,010
Sale of goods	61,586	66,144
	1,730,538	3,076,143
Other revenues		
Interest income from banks	7,548	5,918
Interest income from mortgage loans	6,488	8,730
Interest income from deferred receivable	1,321	1,521
Dividend income from listed investments	1,807	1,476
	17,164	17,645
Total revenues	1,747,702	3,093,788

	Turnover 2004 HK$'000	Turnover 2003 HK$'000	Operating profit 2004 HK$'000	Operating profit 2003 HK$'000
Properties	369,809	1,879,105	41,249	109,347
Construction materials	1,299,143	1,130,894	16,613	22,483
Others	61,586	66,144	11,090	13,691

REVIEW OF PERFORMANCE

Turnover and profit attributable to shareholders for the year ended 31st December 2004 were HK$1,730,538,000 and HK$234,323,000, a decrease of 44% and an increase of 95% respectively.

The decrease in the Group's turnover but with a double in profit attributable to shareholders was due to the increase in profit from sales of properties from jointly controlled entities where only the Group's share of profit is included in the profit and loss statement.

Contribution from the Properties Division continued to increase during the year. Major properties sold during the year were the Anglers' Bay and The Cairnhill in Hong Kong.

Turnover for the Construction Materials Division was slightly higher than that of last year but the profit attributable to shareholders decreased by approximately 17% from last year.

REVIEW AND OUTLOOK OF OPERATION

(1) **Properties in Hong Kong**

(A) **Current development properties in Hong Kong**
(Total gross floor area of approximately 155,000 square metres)

(i) *the Anglers' Bay, 18A Castle Peak Road, Tsing Lung Tau (50% owned)*

This is a development property joint venture of which the Group and Sino Group each holds 50% interest. The Group was appointed project manager for the development.

The property is situated at Sham Tseng Bay and close by the Tsing Ma Bridge and the Route 3 Highway, thus providing convenient access to Kowloon and Hong Kong. The development comprises two blocks of high-rise building towers with 248 residential units and a fully equipped clubhouse. All the units are southeast-oriented with balconies and command a scenic seaview of the Tsing Ma and the Ting Kau Bridges.

Superstructure work was completed and occupation permit was obtained in September 2004. Nearly all of the residential units have been sold.

(ii) *the Cairnhill, 108 Route Twisk, Tsuen Wan (25% owned)*

This is a development property joint venture of which the Group holds 25% interest. The remaining 50% and 25% interest are owned by Cheung Kong (Holdings) Limited ("Cheung Kong") and Sino Group respectively.

This project has a total gross floor area of approximately 92,450 square metres for low-density residential property development. Superstructure work was completed and occupation permit was obtained in November 2004. All the 770 units have been sold. Cheung Kong was appointed project manager for the development.

(iii) *Sha Tin Town Lot 510, Tung Lo Wan Hill Road*

The development has a site area of approximately 11,000 square metres and a total gross floor area of approximately 24,000 square metres for low-density residential property development. The land was acquired through public land auction in May 2004. Pre-superstructure work for the development is in progress. The development is expected to be completed by 2007.

(iv) *Inland Lot 8997, Johnston Road, Wan Chai*

The Group obtained the development contract offered by the Urban Renewal Authority in a public tender in July 2004. The property has a site area of approximately 2,000 square metres and a total gross floor area of approximately 19,000 square metres. Planning work for the project is in progress. The development is expected to be completed by 2008.

(B) ***Other Major Properties in Hong Kong (all 100% owned)***

(i) *Skyline Commercial Centre, Wing Lok Street, Sheung Wan*

The property is a 24-storey commercial building comprising approximately 3,900 square metres of office space and ground floor shops. The property is held for long term investment purpose. It enjoys a high occupancy and contributes a steady rental income to the Group.

(ii) *Shopping Arcade at Grandview Garden, Pau Chung Street, Tokwawan*

The property, a shopping arcade of approximately 2,700 square metres, was sold in January 2005. During 2004, the property was leased and maintained a high occupancy rate with competitive rentals.

(iii) *Kingsfield Centre, Shell Street, North Point*

The property comprises approximately 1,900 square metres of office space inside a 26-storey commercial building. The property is held for sale and is currently leased for rental. The occupancy rates are satisfactory.

(2) **Properties in the Mainland**

Current development properties in the Mainland
(Total gross floor area of approximately 2,200,000 square metres)

(i) *No. 701, Guangzhong Road, Zhabei District, Shanghai (100% owned)*

The project is named as Shanghai Westwood with a total gross floor area of approximately 380,000 square meters. It is designed with reference to the Westwood in Los Angeles, USA, a luxurious condominium with full amenities. The project is divided into three development phases. Construction works for phase one, with gross floor area of about 140,000 square meters, was commenced in mid-2004 and is expected to be completed in 2006. Pre-sale is scheduled to be launched in the first half of 2005. The development of other two phases with gross floor area of 135,000 square meters and 100,000 square meters is targeted to start in late 2005 and 2006 respectively.

(ii) *Shanghai K. Wah Centre, Huaihai Zhong Road, Shanghai (35.75%)*

This is a development property joint venture of which the Group holds an effective 35.75% interest. The Group is the single largest shareholder in this project. The other partners are SVA Electron Co., Ltd. (30%), Tidefull Investment Ltd. (15.4%), Shanghai Xu Fang (Group) Co., Ltd. (15%) and Nissho Iwai Hong Kong Corporation Ltd. (3.85%). The Group is also the project manager for the development. Located at the inner ring area of Shanghai and in the heart of the thriving downtown Huaihai Road commercial area, the development is of approximately 69,000 square meters and comprises a high rise Grade A office tower with two ancillary buildings. The Main Office Building (with a total lettable area of 64,500 square meters) was 70% leased by the end of 2004 and vacant possession of those units leased had been handed over to tenants by January 2005. The whole project will be completed in the first quarter of 2005.

(iii) *Lot A&B No.68 Jianguo Xi Road, Xuhui District, Shanghai (100% owned)*

The project is one of the last biggest piece of land in the downtown area of Xuhui District. The region where the project located is the traditional up scale residential area in Shanghai. We plan to develop this site into a landmark residential area with a total gross floor area of 140,000 square meters to further enhance the historical values of this scarce piece of land. Demolition work is in progress and the development is expected to be completed by 2007.

(iv) *Phase III, Yanjiazhai, Jingan District, Shanghai (99% owned)*

The project is located in Jingan District Urumqi Bei Road and close to the prosperous Central Business District ("CBD") of Nanjing West Road. Luxurious residential buildings with a total gross floor area of approximately 100,000 square meters will be constructed on this remarkable location. The land site measures 450 meters from East to West. All the

	Turnover		Operating profit	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Total revenues			[illegible]	[illegible]
Properties	369,809	1,879,105	41,249	109,347
Construction materials	1,299,143	1,130,894	16,613	22,483
Others	61,586	68,144	11,090	13,691
	1,730,538	3,078,143	68,952	145,521
Finance costs			(13,425)	(17,144)
Share of profits less losses of				
Jointly controlled entities			230,976	53,845
Associated companies			3,371	998
Profit before taxation			297,874	183,220
Taxation			(42,434)	(45,831)
Profit after taxation			255,440	137,389
Minority interests			(21,117)	(17,009)
Profit attributable to shareholders			234,323	120,380

The Group's turnover and operating profit/(loss) for the year, analysed by geographical locations, are as follows:

	Turnover		Operating profit/(loss)	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	7[illegible]3,529	2,322,052	41,[illegible]91	118,746
Mainland China	913,233	678,729	32,659	30,031
Singapore	9,190	9,218	(5,803)	(3,776)
Japan	61,586	66,144	415	520
	1,730,533	3,078,143	69,052	145,521

3. **Operating profit**

Operating profit is stated after crediting and charging the following:

	2004	2003
	HK$'000	*HK$'000*
Crediting:		
Unrealised gain of listed investments	15,195	16,032
Profit on disposal of listed investments	—	2,372
Write-back of provision for development properties	—	8,478
Gain on disposal of operating rights	—	28,260
Net exchange gain	4,748	—
Amortisation of negative goodwill	632	632
Charging:		
Cost of inventories sold	1,194,494	1,008,355
Deficit on revaluation of investment properties	5,503	12,071
Depreciation	79,553	69,280
Amortisation		
Quarry site development	1,780	1,284
Overburden removal costs	16,400	14,391
Issue costs for convertible bonds	2,452	—
Loss on disposal of listed investments	10,693	—
Net exchange loss	—	4,108

4. **Finance costs**

	2004	2003
	HK$'000	*HK$'000*
Interest expenses		
Bank loans, overdrafts and others	56,241	51,540
Capitalised as cost of properties under development	(42,816)	(34,396)
	13,425	17,144

5. **Taxation**

	2004	2003
	HK$'000	*HK$'000*
Company and subsidiaries		
Hong Kong profits tax	1,389	27,396
Overseas taxation	6,396	7,085
Deferred taxation	(6,891)	397
	894	34,878
Jointly controlled entities		
Hong Kong profits tax	42,229	8,839
Overseas taxation	756	848
Deferred taxation	(2,255)	1,122
Associated companies		
Hong Kong profits tax	810	144
	42,434	45,831

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year after setting off available tax losses brought forward.

Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

6. **Earnings per share**

The calculation of basic and diluted earnings per share for the year is based on the following:

	HK$'000
Earnings for calculation of basic earnings per share	234,323
Effect of dilutive potential ordinary shares:	
Interest on convertible bonds, net of tax	2,675
Unamortised issue costs for convertible bonds, net of tax	(11,464)
Earnings for calculation of diluted earnings per share	225,534
	Number of shares
Weighted average number of shares for calculating basic earnings per share	1,996,230,000
Effect of dilutive potential ordinary shares:	
Convertible bonds	265,522,000
Share options	17,563,000
Weighted average number of shares for calculating diluted earnings per share	2,279,315,000

The calculation of earnings per share for 2003 was based on the profit attributable to shareholders of HK$120,380,000 and the weighted average number of 1,944,096,000 shares in issue during the year.

The diluted earnings per share for the previous year was not presented as the exercise of the share options outstanding as at 31 December 2003 would not have a dilutive effect on the earnings per share.

7. **Dividends**

	2004	2003
	HK$'000	*HK$'000*
Interim scrip dividend with a cash option of 2 cents per share (2003: 1 cent per share)	40,195	19,630
Proposed final cash dividend of 4 cents per share (2003 : scrip dividend with a cash option of 2 cents per share)	88,152	39,643
	128,347	59,273

The Board of Directors has recommended the payment of a final cash dividend of 4 cents (2003: scrip dividend with a cash option of 2 cents) per share. This dividend will be accounted for as an appropriation of revenue reserve in the year ending 31st December 2005.

meters to further enhance the historical values of this scarce piece of land. Demolition work is in progress and the development is expected to be completed by 2007.

(iv) *Phase III, Yanjiazhai, Jingan District, Shanghai (99% owned)*

The project is located in Jingan District Urumqi Bei Road and close to the prosperous Central Business District ("CBD") of Nanjing West Road. Luxurious residential buildings with a total gross floor area of approximately 100,000 square meters will be constructed on this remarkable location. The land site measures 450 meters from East to West. All the units are designed with a south-facing orientation. This also guarantees an unobstructed view overseeing the CBD of Nanjing West Road and the Yan On Highway. Demolition work is in progress and the development is expected to be completed by 2007.

(3) **Major Properties in Singapore**

San Centre, Chin Swee Road (100% owned)

The property comprises approximately 5,800 square metres of office space inside a 12-storey building with carparks. Approximately 3,700 square metres of the development is held for long term investment purpose and the remaining area is held for sale. The property has maintained satisfactory occupancy with a stable income contribution to the Group.

(4) **Construction Materials Business via 66% Shareholding in K. Wah Construction Materials Limited ("KWCML")**

(A) ***Construction Materials Business in Hong Kong***

The construction activities remained at a low level even though there were signs of economic recovery in Hong Kong during the year. Facing such a challenging business environment, the division was able to achieve its objective to deliver a stable operating income through its ability to continuously improve its operational efficiency.

The ready-mixed concrete operation at Hui Dong Daya Bay had made satisfactory profit contribution this year while the rehabilitation work of KWP Quarry Co., Limited at Anderson Road Quarry (a 63.5% owned subsidiary of K. Wah Construction Materials Co. Ltd.) was proceeding in accordance with the plan.

(B) ***Construction Materials Business in the Mainland***

The Division's expansion strategy in the Mainland started to bear fruit during the year as the operations accounted for more than 50% of the Division's turnover and profit.

The austerity measures introduced by the Central Government did, contrary to the general wisdom, render assistance to the Division. Raw materials prices which were rising in the first half of the year, became stabilised and had therefore, restored the profit margin of the operations in the Mainland.

The Division's cement operation in Guangzhou, a 50% joint venture, had expanded its production facilities to meet the increasing local market demand. Various joint ventures with Shaoguan Iron and Steel Group, Shouguan Group and the Kunming Iron and Steel Group were all operating as planned.

REVIEW OF FINANCE

(1) **Financial Position**

Total funds employed at 31st December 2004 was HK$7.4 billion, an increase of 41% compared with the figure of HK$5.3 billion at 31st December 2003.

Number of the issued shares of the Company increased through the issue of shares for scrip dividend paid and the exercise of share options during the year. The dilution effect, however, was offset by the profit earned for the year.

(2) **Group Liquidity, Financial Resources and Gearing Ratio**

The liquidity position of the Group was maintained at a satisfactory level during the year. Cash and bank balances less short term loans and overdrafts at 31st December 2004 amounted to HK$745 million as compared to the net balance of HK$340 million at 31st December 2003.

The total long-term borrowings increased by HK$2,025 million representing mainly the issue of convertible bonds in March 2004 and the new project development bank loans drawn during the year. Out of the total long-term borrowings, over 76% of these borrowings mature over a period of one year and above.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was maintained at a healthy level of 38% at the year ended 31st December 2004 as compared to 21% for last year.

In addition to the aggregate cash balance of HK$781 million, the total undrawn banking facilities of the Group at 31st December 2004 amounted to over HK$2.8 billion.

The Group's liquidity position and gearing ratio stayed at a healthy level and the Group has sufficient funds to meet its commitment and operational requirements.

(3) **Treasury Policies**

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong Dollars. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation.

The Group has not engaged in the use of derivative products.

(4) **Charges on Group Assets**

Investment properties and land and buildings with carrying values of HK$261,298,000 (2003: HK$266,904,000) and HK$284,260,000 (2003: HK$290,082,000) respectively were pledged to banks to secure the Group's borrowing facilities.

(5) **Contingent Liabilities**

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$3,844,074,000 (2003: HK$1,505,277,000). At 31st December 2004, the facilities utilised amounted to HK$1,903,793,000 (2003: HK$766,554,000).

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance by a subsidiary's obligation under a contract with the HKSAR Government.

EMPLOYEES

At 31st December 2004, the Group, excluding associated companies and jointly controlled entities, employed 2,356 employees in Hong Kong and the Mainland. Employee costs, excluding Directors' emoluments, amounted to HK$229 million for 2004.

The Group recruits and promotes individuals based on merit and their development potential and ensures that remuneration packages are competitive. Following approval by the shareholders in 1989, the Group has a share option scheme for senior executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market pay levels with the emphasis on provision of training and development opportunities.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the year ended 31st December 2004. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's listed securities during the year ended 31st December 2004.

CLOSE OF REGISTERS

The registers of members will be closed from 22nd April 2005 to 28th April 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 21st April 2005.

CODE OF BEST PRACTICE

For the year ended 31st December 2004, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") in force prior to 31st December 2004.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules in force prior to 31st March 2004, which remain applicable to results announcement in respect of accounting periods commencing before 1st July 2004 under the transitional arrangement, will be published on the respective websites of the Company and the Exchange in due course.

DIRECTORS

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board
Seaman Kwok Siu Man
Company Secretary

Hong Kong, 3rd March 2005

Principal Place of Business in Hong Kong:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

截至二零零四年十二月三十一日止年度之業績公佈

業績

嘉華國際集團有限公司（「本公司」）董事會欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零四年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零四年十二月三十一日止年度之營業額為港幣1,730,538,000元，較去年減少港幣1,345,605,000元。

本集團截至二零零四年十二月三十一日止年度之已審核股東應佔溢利為港幣234,323,000元，較去年增加港幣113,943,000元。

末期股息

董事會議決於二零零五年四月二十八日召開之股東週年大會上，建議於二零零五年六月十日向於在二零零五年四月二十八日名列本公司股東名冊內之股東派發截至二零零四年十二月三十一日止年度之現金末期股息，每股4仙，共需港幣88,152,000元。（二零零三年：派發以股代息之末期股息，每股2仙，共需港幣39,643,000元，股東可選擇收取現金以代替股份股息。）

綜合損益表
截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	2	1,730,538	3,076,143
銷售成本		(1,548,383)	(2,891,632)
毛利		182,155	184,511
其他收益	2	17,164	17,645
其他營運收入		56,281	72,888
行政費用		(136,755)	(77,599)
其他營運費用		(49,893)	(51,924)
經營溢利	3	68,952	145,521
財務費用	4	[illegible]	(17,144)
應佔溢利減虧損			
共同控制實體		238,976	53,845
聯營公司		3,371	998
除稅前溢利		297,874	183,220
稅項	5	(42,434)	(45,831)
除稅後溢利		255,440	137,389
少數股東權益		(21,117)	(17,009)
股東應佔溢利		234,323	120,380
股息	7	(128,347)	(59,253)
		港仙	港仙
每股盈利	6		
基本		11.7	6.2
攤薄		9.9	不適用
每股股息	7		
中期		2.0	1.0
末期（建議）		4.0	2.0

附註：

1. 主要會計政策

本財務報表根據歷史成本會計法編製，並對某些物業及投資的重估價作出修訂，及按照香港財務報告準則編製而成。

2. 營業額，其他收益及分部資料

本集團主要業務為物業發展及投資、貿易、開發及分銷建築材料。並無其他重大的可分割業務。

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
物業銷售	[illegible]	1,842,095
銷售建築材料	1,299,143	1,130,894
租金收入	37,674	37,010
貨品銷售	61,586	66,144
	1,730,538	3,076,143
其他收益		
銀行存款利息收入	7,548	5,918
按揭貸款利息收入	6,488	8,730
遞延應收賬款利息收入	1,321	1,521
上市證券投資股息收入	1,807	1,476
	17,164	17,645
總收益	1,747,702	3,093,788

	營業額		經營溢利	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
地產	369,809	1,879,105	41,249	109,347
建築材料	1,299,143	1,130,894	16,613	22,483
其他	61,586	66,144	11,090	13,691
	1,730,538	3,076,143	68,952	145,521
財務費用			(15,425)	(17,144)
應佔溢利減虧損				
共同控制實體			238,976	53,845
聯營公司			3,371	998
除稅前溢利			297,874	183,220
稅項			(42,434)	(45,831)
除稅後溢利			255,440	137,389
少數股東權益			(21,117)	(17,009)
股東應佔溢利			234,323	120,380

本集團年內之營業額及經營溢利／（虧損）按地區分析詳列如下：

	營業額		經營溢利／（虧損）	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
香港	746,529	2,322,052	41,681	110,746
中國內地	913,233	678,729	32,659	30,031
新加坡	9,190	9,218	(5,803)	(3,776)
日本	61,586	66,144	415	520
	1,730,538	3,076,143	68,952	145,521

3. 經營溢利

經營溢利已計入及扣除下列項目：

	二零零四年 港幣千元	二零零三年 港幣千元
計入：		
上市投資之未變現溢利	15,198	16,032
出售上市投資的利潤	—	2,372
撥回發展物業之撥備	—	8,470
出售管理權之收益	—	28,260
匯兌溢利	4,749	—
攤銷負商譽	631	632
扣除：		
銷售存貨成本	1,194,494	1,008,355
投資物業重估虧損	5,503	12,071
折舊	79,583	69,200
攤銷		
石礦場之發展費用	1,780	1,204
[illegible]	[illegible]	[illegible]
可換股債券之發行費用	2,432	—
出售上市投資的虧損	10,693	—
[illegible]	—	4,100

業績檢討

截至二零零四年十二月三十一日止年度，集團之營業額及股東應佔溢利分別為港幣1,730,538,000元及港幣234,323,000元，與去年同期比較，分別下跌44%及上升95%。

集團營業額下降而溢利卻上升一倍乃因共同控制實體之出售物業之溢利只計入本集團應佔之溢利而列入損益表。

在年內，來自房地產業務之貢獻繼續增加。本年度主要物業銷售項目為在香港之海峰軒及朗逸峰。

在建材業務方面，營業額較往年有輕微增長，但股東應佔溢利較去年下跌百分之十七。

業務回顧及展望

(1) 在香港之物業

(甲) 目前在香港進行中之發展物業項目
（總樓面面積約為155,000平方米）

(i) 青山公路青龍頭段18A海峰軒（佔50%權益）

此為合營物業發展項目，集團佔50%權益，另外50%權益由信和集團持有，集團被委任為此發展物業之項目經理。

此物業做立於釣魚灣畔，鄰近青馬橋及三號幹線，來往九龍及香港，快捷方便。該項發展為兩幢住宅大廈，共提供248個住宅單位及一間完善之住客會所，每戶均東南單向設計，並附設露台，飽覽青馬、汀九雙橋優美的全海景。上蓋建築工程已完成，並於二零零四年九月取得入伙紙。所有單位接近全部售出。

(ii) 荃灣荃錦公路108號朗逸峰（佔25%權益）

此乃合營發展項目，集團佔25%之權益，另外50%及25%權益分別由長江實業集團有限公司（「長江」）和信和集團持有。

此項目總樓面面積約為92,450平方米，供住宅物業發展用途。上蓋建築工程已完成並於二零零四年十一月取得入伙紙，所有單位共770個已全數售罄。長江被委任為此發展物業之項目經理。

(iii) 沙田市地段510，銅鑼灣山路

此為一個面積約11,000平方米之地盤，其總樓面面積約24,000平方米，發展為低密度住宅項目。集團於二零零四年五月經公開土地拍賣中投得此地塊。地基工程正在進行中，預計整體發展將於二零零七年完成。

(iv) 灣仔莊士敦道內地段8997

此項目經市區重建局公開招標，由集團於二零零四年七月成功競投獲取發展合約。項目地盤面積約2,000平方米，其總樓面面積約19,000平方米。發展藍圖正在籌劃中，預計該項目將於二零零八年完成。

(乙) 其他在香港之主要物業（佔100%權益）

(i) 上環永樂街嘉華商業中心

此乃樓高24層之商業大廈，包括寫字樓及地舖，樓面面積約3,900平方米，現持有作長線投資用途。此物業之出租率一直高企，為集團帶來穩定之租金收益。

(ii) 土瓜灣地伙街嘉景花園商場

此物業為一個面積約2,700平方米之商場，已於二零零五年一月出售。於二零零四年內出租，租金收益理想。

[illegible]

此物業為一幢樓高26層之商業大廈，現持有寫字樓樓面面積約1,900平方米作出售用途。此物業現正出租收取租金，有滿意之出租率。

(2) 在中國內地之物業

目前在進行中之發展物業項目
（總樓面面積為2,200,000平方米）

(i) 上海閘北區虞中路701號地塊（佔100%權益）

此項目已定名為上海慧芝湖花園，其總樓面面積約380,000平方米。慧芝湖花園的設計概念取材於美國洛杉磯的Westwood社區，該社區設計高尚，配套完善。慧芝湖花園將分為三期發展，第一期總樓面面積約140,000平方米，建築工程已於二零零四年中展開，預計二零零六年完成，並已定於二零零五年上半年度推出預售。其餘兩期，總樓面面積分別為135,000平方米及100,000平方米，興建工程預計於二零零五年及二零零六年相繼展開。

(ii) 上海淮海中路上海嘉華中心（佔35.75%權益）

此為合營物業發展項目，本集團佔35.75%權益，乃最大單一股東，餘下由上海廣電子股份有限公司持有30%，Tidefull Investment Limited 持有15.4%，上海徐房（集團）有限公司持有15%及 Nissho Iwai Hong Kong Corporation Limited 持有3.85%。集團為此發展物業之項目經理。

此項目位於上海市內環線，淮海路繁華商貿中心區。由一幢高層甲級寫字樓及兩幢副樓組成，總樓面面積為69,000平方米。截至二零零四年底，主樓寫字樓的出租率（可出租面積總共為64,500平方米）已達70%，並於二零零五年初開始交付租戶使用。整體工程預計於二零零五年第一季竣工。

(iii) 上海徐匯區建國西路68號A,B地塊（佔100%權益）

此項目為上海徐匯區舊城改造最後大型地塊之一，位處於上海傳統的高尚住宅區地段。為彰顯地段的歷史價值及體現罕有的市中心位置，本集團計畫將本案發展為極具標誌性的住宅小區。項目總樓面面積約140,000平方米。拆遷工程正在進行中，預計整個項目在二零零七年完成。

[illegible]

[illegible]

(3) 在新加坡之物業

珠瑪路新生商業中心（佔100%權益）

此為一幢樓高12層之商業大廈，附設有停車場。現持有樓面面積約5,800平方米之寫字樓，其中約3,700平方米之寫字樓作長線投資用途，餘下部份則作出售用途。出租率滿意，並為本集團帶來穩定的租金收益。

(4) 建築材料業務（透過本集團佔66%權益之嘉華建材有限公司「嘉華建材」擁有）

(甲) 香港的建材業務

香港經濟在年內呈現生機，市場氣氛改善，唯建築業市道仍然低迷。在這個極具挑戰之營商環境下，建材業務仍能達至目標，提供穩定之營運收益。再一次反映本集團具持續改善營運效益之能力。

[illegible]

(乙) 中國內地的建材業務

本集團在內地拓展業務策略之成果於年內已開始顯現。在年內，建材之內地業務已佔其營業額及盈利貢獻超過百分之五十。

在中央政府實施宏觀調控措施下，於上半年急速上升之原材料價格已趨穩定，而內地業務之邊際利潤已回復正常。

在廣州之水泥業務，建材佔50%權益之合營公司已擴充了生產設備以應付日益增長之市場需求。建材與廣東韶關鋼鐵集團、首鋼集團及昆明鋼鐵集團成立的合營企業已按計劃投產。

財務檢討

(1) 財務狀況

資金運用之總額由去年港幣53億元，增至於二零零四年十二月三十一日港幣74億元，增幅為百分之四十一。

於年內所派發之股份股息及認股權之行使令已發行股份之總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) 本集團流動資金、財務資源及負債比率

本集團於年內之流動資金水平強健。在二零零四年十二月三十一日本集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣743,000,000元，而在二零零三年十二月三十一日之淨結餘為港幣340,000,000元。

於年內長期借款總額增加港幣2,025,000,000元，主要為年內所發行之可換股債券及新增之物業發展項目借款，其中約76%之長期借款之還款期超逾一年或以上。

在負債比率方面（比率計算定義為未償還之總借款額減除現金後除以總資產額），在二零零四年十二月三十一日，負債比率維持在38%之滿意水平，而去年則為21%。

於二零零四年十二月三十一日，集團之現金及銀行結餘為港幣781,000,000元，而尚未動用之銀行融資額則逾港幣28億元。

集團之流動資金充裕及負債比率健全，足夠應付承約及營運資金之需求。

2. 營業額、其他收益及分部資料

本集團主要業務為物業發展及投資、建材、貨品及分銷建築材料，並以其他主要的可分部業務：

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
物業銷售	332,135	1,842,095
銷售建築材料	1,299,143	1,130,894
租金收入	37,674	37,010
貨品銷售	61,586	66,144
	1,730,538	3,076,143
其他收益		
銀行存款利息收入	7,548	5,910
[illegible]	[illegible]	[illegible]
應收聯營公司款項利息收入	1,321	1,521
上市證券投資股息收入	1,807	1,476
	17,164	17,643
總收益	1,747,702	3,093,786

	營業額 二零零四年 港幣千元	營業額 二零零三年 港幣千元	經營溢利 二零零四年 港幣千元	經營溢利 二零零三年 港幣千元
物業	369,809	1,879,105	41,249	109,347
建築材料	1,299,143	1,130,894	16,613	22,483
其他	61,586	66,144	11,090	13,691
	1,730,538	3,076,143	68,952	145,521
財務費用			(13,425)	(17,144)
應佔溢利減虧損				
共同控制實體			238,976	53,845
聯營公司			3,371	998
除稅前溢利			297,874	183,220
稅項			(42,434)	(45,831)
除稅後溢利			255,440	137,389
少數股東權益			(21,117)	(17,009)
股東應佔溢利			234,323	120,380

本集團年內之營業額及經營溢利／(虧損)按地區分析如下：

	營業額 二零零四年 港幣千元	營業額 二零零三年 港幣千元	經營溢利／(虧損) 二零零四年 港幣千元	經營溢利／(虧損) 二零零三年 港幣千元
香港	746,320	2,322,052	41,681	118,746
中國內地	913,339	678,729	[illegible]	30,031
新加坡	9,109	9,218	(5,803)	(3,776)
日本	61,586	66,144	415	520
	1,730,538	3,076,143	68,952	145,521

3. 經營溢利

經營溢利已計入及扣除下列項目：

	二零零四年 港幣千元	二零零三年 港幣千元
計入：		
上市投資之未變現收益	15,195	16,032
出售上市投資的利潤	—	2,372
撥回發展物業之撥備	—	8,470
出售發展權之收益	—	26,260
匯兌溢利	4,748	—
負商譽攤銷	632	632
扣除：		
銷售存貨成本	1,194,494	1,008,355
投資物業重估虧損	5,503	12,071
折舊	79,853	69,280
攤銷		
石礦場之發展費用	1,780	1,284
[illegible]	[illegible]	[illegible]
可換股債券之發行費用	2,452	—
出售上市投資的虧損	10,693	—
匯兌虧損	—	4,108

4. 財務費用

	二零零四年 港幣千元	二零零三年 港幣千元
利息支出		
銀行貸款、透支及其他	56,241	51,540
資本化作為興建中物業成本	(42,816)	(34,396)
	13,425	17,144

5. 稅項

	二零零四年 港幣千元	二零零三年 港幣千元
本公司及附屬公司		
香港利得稅	1,389	27,396
海外稅項	6,396	7,085
遞延稅項	(6,891)	397
	894	34,878
共同控制實體		
香港利得稅	42,229	8,039
海外稅項	756	840
遞延稅項	(2,255)	1,122
聯營公司		
香港利得稅	810	144
	42,434	45,831

香港利得稅乃按照本年度估計應課稅溢利以百分之十七點五(二零零三年：百分之十七點五)稅率提撥。

海外利得稅乃按照有關國家之現行稅率計算。

6. 每股盈利

本年度之每股基本及攤薄盈利之計算如下：

	港幣千元
用以計算每股基本盈利之溢利	234,323
具攤薄作用之潛在普通股之影響	
可換股債券之利息，除稅	2,675
未攤銷之可換股債券發行費用，除稅	(11,464)
用以計算每股攤薄盈利之溢利	225,534
	股份數目
用以計算每股基本盈利之股份加權平均數	1,996,230,000
具攤薄作用之潛在普通股之影響	
可換股債券	265,522,000
認股權	17,563,000
用以計算每股攤薄盈利之股份加權平均數	2,279,315,000

二零零三年之每股基本盈利乃根據股東應佔溢利港幣120,380,000元及年內已發行股份1,944,096,000股之加權平均數計算。

去年度每股攤薄盈利並無呈列，因於二零零三年十二月三十一日尚未行使之認股權對每股盈利並沒有攤薄之影響。

7. 股息

	二零零四年 港幣千元	二零零三年 港幣千元
中期以股代息附現金選擇權，每股2仙（二零零三年：每股1仙）	40,195	19,630
建議現金末期股息，每股4仙（二零零三年：以股代息附現金選擇權，每股2仙）	88,152	39,643
	128,347	59,273

[illegible]

(i) 上海閘北區廣中路701號地塊（佔100%權益）

此項目已定名為上海慧芝湖花園，其總樓面面積約380,000平方米。慧芝湖花園的設計概念取材於美國洛杉磯的Westwood社區，該社區設計高尚，配套完善。慧芝湖花園將分為三期發展，第一期總樓面面積約140,000平方米，建築工程已於二零零四年中展開，預計二零零六年完成，並已定於二零零五年上半年度推出預售。其餘兩期，總樓面面積分別為135,000平方米及100,000平方米，興建工程預計於二零零五年及二零零六年相繼展開。

(ii) 上海淮海中路上海嘉華中心（佔35.75%權益）

此為合營物業發展項目，本集團佔35.75%權益，乃最大單一股東，餘下由上海廣電子股份有限公司持有30%，Tidefull Investment Limited 持有15.4%，上海徐房（集團）有限公司持有15%及 Nissho Iwai Hong Kong Corporation Limited 持有3.85%。集團為此發展物業之項目經理。

此項目位於上海市內環線、淮海路黃金商業中心區，由一幢高層甲級寫字樓及兩幢副樓組成，總樓面面積為69,000平方米。截至二零零四年底，主樓寫字樓的出租率（可出租面積總共為64,500平方米）已達70%，並於二零零五年初開始交付租戶使用。整體工程預計於二零零五年第一季竣工。

(iii) 上海徐匯區建國西路68號A,B地塊（佔100%權益）

此項目為上海徐匯區舊城改造最後大型地塊之一，位處於上海傳統的高尚住宅區地段。為彰顯地段的歷史價值及極其罕有的市中心位置，本集團計畫將專案發展為極具標誌性的住宅小區。項目總樓面面積約140,000平方米。拆遷工程正在進行中，預計整個項目在二零零七年完成。

(iv) 上海靜安區嘉宅五期地塊（佔99%權益）

此項目位於靜安區烏魯木齊北路，鄰近繁華的南京西路商業中心區。集團將興建總樓面面積約100,000平方米之優質住宅樓宇。由於該地塊由東向西伸延450米，設計上能達到戶戶朝南，保證每戶均面向南京西路商業區及遠眺延安高架，繁華景象可盡收眼底。拆遷工程正進行中，整個項目預計在二零零七年完成。

(3) 在新加坡之物業

[illegible]

此為一幢樓高12層之商業大廈，附設有停車場。現持有樓面面積約5,800平方米之寫字樓，其中約3,700平方米之寫字樓作長線投資用途，餘下部份則作出售用途。出租率滿意，並為本集團帶來穩定的租金收益。

(4) 建築材料業務（經過本集團佔66%權益之嘉華建材有限公司「嘉華建材」擁有）

(甲) 香港的建材業務

香港經濟在年內呈現生機，市場氣氛改善，唯建築業市道仍然低迷。在這個極具挑戰之營商環境下，建材業務仍能達至目標，提供穩定之營運收益。再一次反映本集團具持續改善營運效益之能力。

建材在惠東大亞灣之預製混凝土項目於年內為本集團提供了理想之盈利貢獻。建材佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。

(乙) 中國內地的建材業務

本集團在內地拓展業務策略之成果於年內已開始顯現。在年內，建材之內地業務已佔其營業額及盈利貢獻超過百分之五十。

在中央政府實施宏觀調控措施下，於上半年急速上升之原材料價格已趨穩定，而內地業務之邊際利潤已回復正常。

在廣州之水泥業務，建材佔50%權益之合營公司已擴充了生產設備以應付日益增長之市場需求。建材與廣東韶關鋼鐵集團、首鋼集團及昆明鋼鐵集團成立的合營企業已按計劃投產。

財務檢討

(1) 財務狀況

資金運用之總額由去年港幣53億元，增至於二零零四年十二月三十一日港幣74億元，增幅為百分之四十一。

於年內所派發之股份股息及認股權之行使令已發行股份之總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) 本集團流動資金、財務資源及負債比率

本集團於年內之流動資金水平強勁。在二零零四年十二月三十一日本集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣745,000,000元，而在二零零三年十二月三十一日之淨結餘為港幣340,000,000元。

於年內長期借款總額增加港幣2,025,000,000元，主要是年內所發行之可換股債券及新增之物業發展項目借款。其中約76%之長期借款之還款期超逾一年或以上。

在負債比率方面（比率計算定義為未償還之總借款額減除現金後除以總資產額），在二零零四年十二月三十一日，負債比率維持在38%之滿意水平，而去年則為21%。

於二零零四年十二月三十一日，集團之現金及銀行結餘為港幣781,000,000元，而尚未動用之銀行融資額則逾港幣28億元。

集團之流動資金充裕及負債比率健全，足夠應付承約及營運資金之需求。

(3) 庫務政策

本集團管理外匯繼續以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，本集團亦利用利率掉期合約以避免因利率大幅波動時而影響本集團之營運。

本集團並無投資於與本集團財務無關之衍生工具。

(4) 本集團資產之抵押

賬面值港幣261,298,000元（二零零三年：港幣266,904,000元）的投資物業，及賬面值港幣284,260,000元（二零零三年：港幣290,082,000元）的土地和建築物已分別抵押予銀行作為本集團信貸的擔保。

(5) 或然負債

本公司已就若干附屬公司取得之信貸額為港幣3,844,074,000元（二零零三年：港幣1,505,277,000元）向銀行及財務機構出具擔保。於二零零四年十二月三十一日已動用之信貸額為港幣1,903,793,000元（二零零三年：港幣766,554,000元）。

本公司就一間附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

僱員

於二零零四年十二月三十一日，集團在香港及中國內地僱員總人數為2,356人（不包括聯營公司及共同控制實體），二零零四年之僱員成本（不包括董事酬金）合共港幣229,000,000元。

本集團聘用及提升僱員以工作能力及其發展潛質為原則，並為僱員提供具競爭力的薪酬福利配套。本集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。此外，本集團亦參照內地市場的薪酬水平，釐定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

購入、出售或贖回上市證券

本公司於截至二零零四年十二月三十一日止年度內，並無贖回任何本公司之上市證券。本公司及其附屬公司亦未於二零零四年十二月三十一日年度內購入或出售任何本公司之上市證券。

暫停辦理登記手續

本公司將於二零零五年四月二十二日至二零零五年四月二十八日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取建議之末期股息，一切過戶文件連同有關之股票須於二零零五年四月二十一日下午四時前送達香港灣仔皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

本公司於截至二零零四年十二月三十一日止年度內，已遵守於二零零四年十二月三十一日前有效之香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄十四所載之最佳應用守則。

刊載進一步資料

於二零零四年三月三十一日前有效之上市規則附錄十六第45(1)至45(3)段所規定（在過渡安排下仍適用於就二零零四年七月一日前開始之會計期間刊發之業績公佈）之全部資料，將於稍後時間分別在本公司及聯交所網頁上登載。

董事

[illegible]

承董事會命
公司秘書
鄭元文

香港，二零零五年三月三日

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwih.com



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

截至二零零四年十二月三十一日止年度之業績公佈

業績

嘉華國際集團有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零四年十二月三十一日止年度之營業額為港幣1,730,538,000元，較去年減少港幣1,345,605,000元。

本集團截至二零零四年十二月三十一日止年度之已審核股東應佔溢利為港幣234,323,000元，較去年增加港幣113,943,000元。

末期股息

董事會建議於二零零五年四月二十八日召開之股東週年大會上，建議將於二零零五年六月十日向於二零零五年四月二十八日名列本公司股東名冊內之股東派發截至二零零四年十二月三十一日止年度之現金末期股息，每股4仙，共需港幣88,152,000元。(二零零三年：派發以股代息之末期股息，每股2仙，共需港幣39,643,000元，股東可選擇收取現金以代替股份股息。)

綜合損益表
截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	2	1,730,538	3,076,143
銷售成本		(1,548,383)	(2,891,632)
毛利		182,155	184,511
其他收益	2	17,164	17,645
其他營運收入		56,281	72,888
行政費用		(136,755)	(77,599)
其他營運費用		(49,893)	(51,924)
經營溢利	3	68,952	145,521
財務費用	4	(13,425)	(17,144)
應佔溢利減虧損			
共同控制實體		238,976	53,845
聯營公司		3,371	998
除稅前溢利		297,874	183,220
稅項	5	(42,434)	(45,831)
除稅後溢利		255,440	137,389
少數股東權益		(21,117)	(17,009)
股東應佔溢利		234,323	120,380
股息	7	(128,347)	(59,253)
		港仙	港仙
每股盈利	6		
基本		11.7	6.2
攤薄		9.9	不適用
每股股息	7		
中期		2.0	1.0
末期(建議)		4.0	2.0

附註：

1. 主要會計政策

本財務報表根據歷史成本會計法編製，並對若干物業及投資的重估值作出修訂，及按照香港財務報告準則編製而成。

2. 營業額、其他收益及分部資料

本集團主要業務為物業發展及投資、製造、銷售及分銷建築材料，並無其他重大的可分割業務。

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
物業銷售	332,135	1,842,095
銷售建築材料	1,299,143	1,130,894
租金收入	37,674	37,010
貨品銷售	61,586	66,144
	1,730,538	3,076,143
其他收益		
銀行存款利息收入	7,348	5,910
按揭貸款利息收入	6,488	8,730
聯營公司應收款利息收入	1,321	1,521
上市證券投資股息收入	1,807	1,476
	17,164	17,645
總收益	1,747,702	3,093,788

	營業額 二零零四年 港幣千元	營業額 二零零三年 港幣千元	經營溢利 二零零四年 港幣千元	經營溢利 二零零三年 港幣千元
地產	369,809	1,879,105	41,249	109,347
建築材料	1,299,143	1,130,894	16,613	22,483
其他	61,586	66,144	11,090	13,691
	1,730,538	3,076,143	68,952	145,521
財務費用			(13,425)	(17,144)
應佔溢利減虧損				
共同控制實體			238,976	53,845
聯營公司			3,371	998
除稅前溢利			297,874	183,220
稅項			(42,434)	(45,831)
除稅後溢利			255,440	137,389
少數股東權益			(21,117)	(17,009)
股東應佔溢利			234,323	120,380

本集團年內之營業額及經營溢利／(虧損)按地區分析呈列如下：

	營業額 二零零四年 港幣千元	營業額 二零零三年 港幣千元	經營溢利／(虧損) 二零零四年 港幣千元	經營溢利／(虧損) 二零零三年 港幣千元
香港	746,029	2,322,052	41,681	118,746
中國內地	913,233	678,729	32,659	30,031
新加坡	9,190	9,210	(5,803)	(3,776)
日本	61,586	66,144	415	520
	1,730,538	3,076,143	68,952	145,521

3. 經營溢利

經營溢利已計入及扣除下列項目：

	二零零四年 港幣千元	二零零三年 港幣千元
計入：		
上市投資之未變現盈利	15,195	16,032
出售上市投資的利潤	—	2,372
撥回發展物業之撥備	—	8,478
出售營運權之收益	—	28,260
匯兌盈利	4,748	—
撥回負商譽	632	632
扣除：		
銷售存貨成本	1,194,494	1,000,355
投資物業重估虧損	5,503	12,071
折舊	79,553	69,280
攤銷		
石礦場之發展費用	1,780	1,384

業績檢討

截至二零零四年十二月三十一日止年度，集團之營業額及股東應佔溢利分別為港幣1,730,538,000元及港幣234,323,000元，與去年同期比較，分別下跌44%及上升95%。

集團營業額下降而溢利卻上升一倍乃因共同控制實體之出售物業之盈利只計入本集團應佔之溢利而列入損益表。

在年內，來自房地產業務之貢獻繼續增加。本年度主要物業銷售項目為在香港之海峯軒及朗逸峰。

在建材業務方面，營業額較往年有輕微增長，但股東應佔溢利較去年下跌百分之十七。

業務回顧及展望

(1) 在香港之物業

(甲) *目前在香港進行中之發展物業項目*
(總樓面面積約為155,000平方米)

(i) 青山公路青龍頭段18A海雲軒(佔50%權益)

此為合營物業發展項目，集團佔50%權益，另外50%權益由信和集團持有。集團被委任為此發展物業之項目經理。

此物業傲立於釣魚灣畔，鄰近青馬橋及三號幹線，來往九龍及香港，快捷方便。該項發展為兩幢住宅大廈，共提供248個住宅單位及一間完善之住客會所，每戶均東南單向設計，並附設露台，盡覽青馬、汀九雙橋優美的全海景。上蓋建築工程已完成，並於二零零四年九月取得入伙紙。所有單位接近全部售出。

(ii) 荃灣荃錦公路108號朗逸峰(佔25%權益)

此乃合營發展項目，集團佔25%之權益。另外50%及25%權益分別由長江實業集團有限公司(「長江」)和信和集團持有。

此項目總樓面面積約為92,450平方米，供住宅物業發展用途。上蓋建築工程已完成並於二零零四年十一月取得入伙紙。所有單位共770個已全數售罄。長江被委任為此發展物業之項目經理。

(iii) 沙田市地段510，銅鑼灣山路

此為一個面積約11,000平方米之地盤，其總樓面面積約24,000平方米，發展為低密度住宅項目。集團於二零零四年五月經公開土地拍賣中投得此地塊。地基工程正在進行中，預計整體發展將於二零零七年完成。

(iv) 灣仔莊士敦道內地段8997

此項目經市區重建局公開招標，由集團於二零零四年七月成功競投獲取發展合約。項目地盤面積約2,000平方米，其總樓面面積約19,000平方米。發展藍圖正在籌劃中。預計該項目將於二零零八年完成。

(乙) 其他在香港之主要物業(佔100%權益)

(i) 上環永樂街嘉華商業中心

此乃樓高24層之商業大廈，包括寫字樓及地舖，樓面面積約3,900平方米。現持有作長線投資用途。此物業之出租率一直高企，為集團帶來穩定之租金收益。

(ii) 土瓜灣地段街嘉景花園商場

此物業為一個面積約2,700平方米之商場，已於二零零五年一月出售。於二零零四年內出租，租金收益理想。

(iii) 北角渣華道嘉華商業中心

此物業為一幢樓高26層之商業大廈，現持有寫字樓樓面面積約1,900平方米作出售用途。此物業現正出租收取租金，有滿意之出租率。

(2) 在中國內地之物業

目前在進行中之發展物業項目
(總樓面面積為2,200,000平方米)

(i) 上海閘北區廣中路701號地塊(佔100%權益)

此項目已定名為上海慧芝湖花園，其總樓面面積約380,000平方米。慧芝湖花園的設計概念取材於美國洛杉磯的Westwood社區，該社區設計高尚，配套完善。慧芝湖花園將分為三期發展，第一期總樓面面積約140,000平方米，建築工程已於二零零四年中展開，預計二零零六年完成，並已定於二零零五年上半年度推出預售。其餘兩期，總樓面面積分別為135,000平方米及100,000平方米，興建工程預計於二零零五年及二零零六年相繼展開。

(ii) 上海淮海中路上海嘉華中心(佔35.75%權益)

此為合營物業發展項目，本集團佔35.75%權益，乃最大單一股東，餘下由上海廣電子股份有限公司持有30%，Tidefull Investment Limited 持有15.4%，上海徐房(集團)有限公司持有15%及 Nissho Iwai Hong Kong Corporation Limited 持有3.85%。集團為此發展物業之項目經理。

此項目位於上海市內環線、淮海路繁華商業中心區，由一幢高層甲級寫字樓及兩幢副樓組成，總樓面面積為69,000平方米。截至二零零四年底，主樓寫字樓的出租率(可出租面積總共為64,500平方米)已達70%，並於二零零五年初開始交付租戶使用。整體工程預計於二零零五年第一季竣工。

(iii) 上海徐匯區建國西路68號A.B地塊(佔100%權益)

此項目為上海徐匯區舊城改造最後大型地塊之一，位處於上海傳統的高尚住宅區地段，為彰顯地段的歷史價值及體現罕有的市中心位置，本集團計畫將專案發展為極具標誌性的住宅小區。項目總樓面面積約140,000平方米。拆遷工程正在進行中，預計整個項目在二零零七年完成。

(iv) 上海靜安區烏魯木齊北路地塊(佔95%權益)

此項目位於靜安區烏魯木齊北路，鄰近繁華的南京西路商業中心區。集團將興建總樓面面積約100,000平方米之優質住宅樓宇。由於該地塊由東向西伸延450米，設計上能達到戶戶朝南，保證每戶均面向南京西路商業區及綠化延安高架，繁華景象可盡收眼底。拆遷工程正進行中，整個項目預計在二零零七年完成。

(3) 在新加坡之物業

禧瑪路新嘉商業中心(佔100%權益)

此為一幢樓高12層之商業大廈，附設有停車場。現持有樓面面積約5,800平方米之寫字樓。其中約3,700平方米之寫字樓作長線投資用途，餘下部份則作出售用途。出租率滿意，並為本集團帶來穩定的租金收益。

(4) 建築材料業務(透過本集團佔66%權益之嘉華建材有限公司「嘉華建材」擁有)

(甲) 香港的建材業務

香港經濟在年內呈現生機，市場氣氛改善，唯建築業市道仍然低迷。在這個極具挑戰之營商環境下，建材業務仍能達至目標，提供穩定之營運收益。再一次反映本集團具持續改善營運效益之能力。

建材在惠東大亞灣之預製混凝土項目於年內為本集團提供了理想之盈利貢獻。建材佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。

(乙) 中國內地的建材業務

本集團在內地拓展業務策略之成果於年內已開始顯現。在年內，建材之內地業務已佔其營業額及盈利貢獻超過百分之五十。

在中央政府實施宏觀調控措施下，於上半年急速上升之原材料價格已趨穩定，而內地業務之邊際利潤已回復正常。

在廣州之水泥業務，建材佔50%權益之合營公司已擴充了生產設備以應付日益增長之市場需求。建材與廣東韶關鋼鐵集團、首鋼集團及昆明鋼鐵集團成立的合營企業已按計劃投產。

財務檢討

(1) 財務狀況

資金運用之總額由去年港幣53億元，增至於二零零四年十二月三十一日港幣74億元，增幅為百分之四十一。

於年內所派發之股份股息及認股權之行使令已發行股份之總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) 本集團流動資金、財務資源及負債比率

本集團於年內之流動資金水平強健。在二零零四年十二月三十一日本集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣745,000,000元。而在二零零三年十二月三十一日之淨結餘為港幣340,000,000元。

於年內長期借款總額增加港幣2,025,000,000元，主要是年內所發行之可換股債券及新增之物業發展項目借款。其中約76%之長期借款之還款期超逾一年或以上。

在負債比率方面(比率計算定義為未償還之總借款額減除現金結餘以總資產額)，在二零零四年十二月三十一日，負債比率維持在38%之滿意水平，而去年則為21%。

	港幣千元	港幣千元
營業額		
物業銷售	332,135	[illegible]
銷售建築材料	1,299,143	1,130,894
租金收入	37,674	37,010
貨品銷售	61,586	66,144
	1,730,538	3,076,143
其他收益		
銀行存款利息收入	7,548	5,918
按揭貸款利息收入	6,488	8,730
遞延應收款利息收入	1,321	1,521
上市證券投資股息收入	1,807	1,476
	17,164	17,645
總收益	1,747,702	3,093,788

	營業額		經營溢利	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
地產	369,009	1,879,105	41,249	109,347
建築材料	1,299,143	1,130,894	16,613	22,483
其他	61,586	66,144	11,090	13,691
	1,730,030	3,076,143	68,952	145,521
財務費用			(13,425)	(17,144)
應佔溢利減虧損				
共同控制實體			238,976	53,045
聯營公司			3,371	990
除稅前溢利			297,874	183,220
稅項			(42,434)	(45,831)
除稅後溢利			255,440	137,389
少數股東權益			(21,117)	(17,009)
股東應佔溢利			234,323	120,380

本集團年內之營業額及經營溢利／(虧損)按地區分析呈列如下：

	營業額		經營溢利／(虧損)	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
香港	746,029	2,322,052	41,681	[illegible]
中國內地	913,333	678,729	32,659	30,031
新加坡	9,190	9,210	(5,803)	(3,776)
日本	61,586	66,144	415	520
	1,730,038	3,076,143	68,952	145,521

3. 經營溢利

經營溢利已計入及扣除下列項目：

	二零零四年 港幣千元	二零零三年 港幣千元
計入：		
上市投資之未變現溢利	15,198	16,032
出售上市投資的利潤	—	2,372
撥回發展物業之撥備	—	0,470
[illegible]	[illegible]	[illegible]
匯兌溢利	4,748	—
攤銷負商譽	632	632
扣除：		
銷售存貨成本	1,194,494	1,008,355
投資物業重估虧損	8,503	12,071
折舊	79,558	69,280
攤銷		
石礦場之發展費用	1,780	1,284
借貸安排費用	16,400	14,391
可換股債券之發行費用	2,452	—
出售上市投資的虧損	10,693	—
匯兌虧損	—	4,100

4. 財務費用

	二零零四年 港幣千元	二零零三年 港幣千元
利息支出		
銀行貸款、透支及其他	56,241	51,540
資本化作為興建中物業成本	(42,816)	(34,396)
	13,425	17,144

5. 稅項

	二零零四年 港幣千元	二零零三年 港幣千元
本公司及附屬公司		
香港利得稅	1,389	27,396
海外稅項	6,396	7,085
遞延稅項	(6,891)	397
	894	34,870
共同控制實體		
香港利得稅	42,229	8,839
海外稅項	756	840
遞延稅項	[illegible]	1,122
聯營公司		
香港利得稅	810	144
	42,434	45,831

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損按稅率百分之十七點五（二零零三年：百分之十七點五）計算撥備。

海外利得稅乃按照溢利產生之國家之現行稅率計算。

6. 每股盈利

本年度之每股基本及攤薄盈利之計算如下：

	港幣千元
用以計算每股基本盈利之溢利	234,323
具攤薄作用之潛在普通股之影響	
可換股債券之利息，除稅	2,675
未攤銷之可換股債券發行費用，除稅	(11,464)
用以計算每股攤薄盈利之溢利	225,534
	股份數目
用以計算每股基本盈利之股份加權平均數	1,996,230,000
具攤薄作用之潛在普通股之影響	
可換股債券	265,522,000
認股權	17,563,000
用以計算每股攤薄盈利之股份加權平均數	2,279,315,000

二零零三年之每股基本盈利乃根據股東應佔溢利港幣120,300,000元及年內已發行股份1,944,096,000股之加權平均數計算。

去年同期每股攤薄盈利並無呈列，因於二零零三年十二月三十一日尚未行使之認股權對每股盈利並沒有攤薄之影響。

7. 股息

	二零零四年 港幣千元	二零零三年 港幣千元
中期以股代息附現金選擇權，每股2仙（二零零三年：每股1仙）	40,195	19,630
建議現金末期股息，每股4仙（二零零三年：以股代息附現金選擇權，每股2仙）	88,152	39,643
	128,347	59,273

董事會建議派發現金末期股息，每股4仙（二零零三年：以股代息附現金選擇權，每股2仙）。此項擬派股息將於截至二零零五年十二月三十一日止年度列作盈餘儲備分派。

積約140,000平方米，建築工程已於二零零四年中展開，預計二零零六年完成，並已定於二零零五年上半年度推出預售。其餘兩期，總樓面面積分別為135,000平方米及100,000平方米，興建工程預計於二零零五年及二零零六年相繼展開。

(ii) 上海淮海中路上海嘉華中心（佔35.75%權益）

此為合營物業發展項目，本集團佔35.75%權益，乃為最大單一股東，餘下由上海廣電子股份有限公司持有30%，Tideful Investment Limited 持有15.4%，上海徐房（集團）有限公司持有15%及 Nissho Iwai Hong Kong Corporation Limited 持有3.85%。集團為此發展物業之項目經理。

此項目位於上海市內環線、淮海路繁華商業中心區。由一幢高層甲級寫字樓及兩幢副樓組成，總樓面面積為69,000平方米。截至二零零四年底，主樓寫字樓的出租率（可出租面積總共為64,300平方米）已達70%，並於二零零五年初開始交付租戶使用。整體工程預計於二零零五年第一季竣工。

(iii) 上海徐匯區建國西路68號A,B地塊（佔100%權益）

此項目為上海徐匯區舊城改造最後大型地塊之一，位處於上海傳統的高尚住宅區地段。為彰顯地段的歷史價值及體現罕有的市中心位置，本集團計劃將專案發展為極具標誌性的住宅小區。項目總樓面面積約140,000平方米。拆遷工程正在進行中，預計整個項目在二零零七年完成。

(iv) 上海靜安區康家宅五期地塊（佔99%權益）

此項目位於靜安區烏魯木齊北路，鄰近繁華的南京西路商業中心區。集團將興建總樓面面積約100,000平方米之優質住宅樓宇。由於該地塊由東向西伸延450米，設計上能達到戶戶朝南，保證每戶均面向南京西路商業區及遠眺延安高架，繁華景象可盡收眼底。拆遷工程正進行中，整個項目預計在二零零七年完成。

(3) 在新加坡之物業

[illegible]

此為一幢樓高12層之商業大廈，附設有停車場。現持有樓面面積約5,800平方米之寫字樓。其中約3,700平方米之寫字樓作長線投資用途，餘下部份則作出售用途。出租率滿意，並為本集團帶來穩定的租金收益。

(4) 建築材料業務（透過本集團佔66%權益之嘉華建材有限公司「嘉華建材」擁有）

(甲) 香港的建材業務

香港經濟在年內呈現生機，市場氣氛改善；唯建築業市道仍然低迷。在這個極具挑戰之營商環境下，建材業務仍能達至目標，提供穩定之營運收益。再一次反映本集團具持續改善營運效益之能力。

建材在惠東大亞灣之預製混凝土項目於年內為本集團提供了理想之盈利貢獻。建材佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。

(乙) 中國內地的建材業務

本集團在內地拓展業務策略之成果於年內已開始顯現。在年內，建材之內地業務已佔其營業額及盈利貢獻超過百分之五十。

在中央政府實施宏觀調控措施下，於上半年急速上升之原材料價格已趨穩定，而內地業務之邊際利潤已回復正常。

在廣州之水泥業務，建材佔50%權益之合營公司已擴充了生產設備以應付日益增長之市場需求。建材與廣東韶鋼鋼鐵集團、首鋼集團及昆明鋼鐵集團成立的合營企業已按計劃投產。

財務檢討

(1) 財務狀況

資金運用之總額由去年港幣53億元，增至於二零零四年十二月三十一日港幣74億元，增幅為百分之四十一。

於年內所派發之股份股息及認股權之行使令已發行股份之總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) 本集團流動資金、財務資源及負債比率

本集團於年內之流動資金水平強健。在二零零四年十二月三十一日本集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣745,000,000元。而在二零零三年十二月三十一日之淨結餘為港幣340,000,000元。

於年內長期借款總額增加港幣2,025,000,000元，主要是年內所發行之可換股債券及新增之物業發展項目借款。其中約76%之長期借款之還款期超逾一年或以上。

在負債比率方面（比率計算定義為未償還之總借款額減除現金後除以總資產額），在二零零四年十二月三十一日，負債比率維持在38%之滿意水平，而去年則為21%。

於二零零四年十二月三十一日，集團之現金及銀行結餘為港幣781,000,000元，而尚未動用之銀行融資額則逾港幣28億元。

集團之流動資金充裕及負債比率健全，足夠應付承約及營運資金之需求。

(3) 庫務政策

本集團管理外匯繼續以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，本集團亦利用利率掉期合約以避免因利率大幅波動時而影響本集團之營運。

本集團並無投資於與本集團財務無關之衍生工具。

(4) 本集團資產之抵押

賬面值港幣261,298,000元（二零零三年：港幣266,904,000元）的投資物業，及賬面值港幣284,260,000元（二零零三年：港幣290,082,000元）的土地和建築物已分別抵押予銀行作為本集團信貸的擔保。

(5) 或然負債

本公司已就若干附屬公司取得之信貸額為港幣3,844,074,000元（二零零三年：港幣1,505,277,000元）向銀行及財務機構出具擔保。於二零零四年十二月三十一日已動用之信貸額為港幣1,903,793,000元（二零零三年：港幣766,554,000元）。

本公司就一間附屬公司與香港特別行政區政府之履行合約承諾向香港特別行政區政府出具擔保。

僱員

於二零零四年十二月三十一日，集團在香港及中國內地僱員總人數為2,356人（不包括聯營公司及共同控制實體），二零零四年之僱員成本（不包括董事酬金）合共港幣229,000,000元。

本集團聘用及提升僱員以工作能力及其發展潛質為原則，並為僱員提供具競爭力的薪酬福利配套。本集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。此外，本集團亦參照內地市場的薪酬水平，厘定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

購入、出售或贖回上市證券

本公司於截至二零零四年十二月三十一日止年度內，並無贖回任何本公司之上市證券。本公司及其附屬公司亦未於二零零四年十二月三十一日年度內購入或出售任何本公司之上市證券。

暫停辦理登記手續

本公司將於二零零五年四月二十二日至二零零五年四月二十八日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取擬派之末期股息，一切過戶文件連同有關之股票須於二零零五年四月二十一日下午四時前送達香港灣仔皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

本公司於截至二零零四年十二月三十一日止年度內，已遵守於二零零四年十二月三十一日前有效之香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄十四所載之最佳應用守則。

刊載進一步資料

於二零零四年三月三十一日前有效之上市規則附錄十六第45(1)至45(3)段所規定（在過渡安排下仍適用於就二零零四年七月一日前開始之會計期間刊發之業績公佈）之全部資料，將於稍後時間分別在本公司及聯交所網頁上登載。

董事

[illegible]

承董事會命
公司秘書
鄧兆文

香港，二零零五年三月三日

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwih.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock code: 173)

DISCLOSEABLE TRANSACTION

ESTABLISHMENT OF A JOINT VENTURE FOR PROPERTY DEVELOPMENT AND INVESTMENT IN PRC



26 February 2005

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 4
2. Joint Venture Contract 5
3. Capital Increase Agreement 8
4. Source of Funding 9
5. Information of Shanghai Baosteel Group Corporation, the Company, Mitsubishi and Tokyu 9
6. Information of the PRC Company and the Joint Venture Company 9
7. Reasons for the establishment of the Joint Venture Company 11
8. Discloseable Transaction 12
9. Further Information 12

Appendix — General Information 13

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Articles of Association"	the sino-foreign equity joint venture articles of association dated 31 January 2005 entered into between the Joint Venture Parties in relation to, among other things, the increase in registered capital of the PRC Company and the transformation of the PRC Company into and the establishment of the Joint Venture Company
"Board"	the board of Directors
"Capital Increase Agreement"	the capital increase agreement dated 31 January 2005 entered into between the Joint Venture Parties and the PRC Company in relation to, among other things, the increase in registered capital of the PRC Company and the transformation of the PRC Company into and the establishment of the Joint Venture Company
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the meaning as ascribed to the expression under the Listing Rules
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Joint Venture Company"	Shanghai Baosteelland Co., Ltd (上海寶鋼地產有限公司) (to be renamed as "Shanghai Baoland Co., Ltd. (上海寶地置業有限公司)"), a sino-foreign equity joint venture company to be transformed from the PRC Company and established pursuant to the Joint Venture Contract, the Capital Increase Agreement and the Articles of Association and the equity interest in which to be held by Shanghai Baosteel Group Corporation as to 41.5%, the Company as to 41.5%, Mitsubishi as to 15% and Tokyu as to 2% respectively

"Joint Venture Contract"	the sino-foreign equity joint venture contract dated 31 January 2005 entered into between the Joint Venture Parties in relation to, among other things, the increase in registered capital of the PRC Company and the transformation of the PRC Company into and the establishment of the Joint Venture Company
"Joint Venture Parties"	Shanghai Baosteel Group Corporation, the Company, Mitsubishi and Tokyu
"KWCM"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange and an indirect 65.8% owned subsidiary of the Company
"Latest Practicable Date"	23 February 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to herein
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)
"Mitsubishi"	Mitsubishi Corporation (三菱商事株式會社), a company incorporated in Japan and listed on Tokyo Stock Exchange
"PRC"	the People's Republic of China
"PRC Company"	Shanghai Baosteelland Co., Ltd. (上海寶鋼地產有限公司), a state-owned limited company and wholly-owned by Shanghai Baosteel Group Corporation immediately prior to the entering of the Joint Venture Contract, Capital Increase Agreement and the Articles of Association, which will be transformed into the Joint Venture Company pursuant to the Joint Venture Contract, the Capital Increase Agreement and the Articles of Association. It was incorporated on 17 February 1993 in Shanghai, the PRC under the name of Shanghai Baosteel Real Estate Operation and Development Company (上海寶鋼房地產經營開發公司) and its name was changed to Shanghai Baosteelland Co., Ltd. (上海寶鋼地產有限公司) on 1 July 2002. It is an investment holding company and is principally engaged in the business of property development and investment in the PRC.

"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shanghai Bao Jia"	Shanghai Bao Jia Concrete Co. Ltd., a company incorporated in Shanghai, the PRC
"Shanghai Baosteel Group Corporation"	Shanghai Baosteel Group Company (上海寶鋼集團公司), a state-owned corporation incorporated in the PRC and the sole shareholder of the PRC Company
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tokyu"	Tokyu Land Corporation (東急不動產株式會社), a company incorporated in Japan and listed on Tokyo Stock Exchange
"Transaction"	the transaction under the Joint Venture Contract, the Capital Increase Agreement and the Articles of Association

For the purpose of this circular,

(1) the exchange rate of RMB1.05=HK$1 has been used;

(2) no representation is made by the Group that any amounts in RMB could have been or could be converted at the above rate or at any other rates or at all; and

(3) certain English translations of Chinese names or words in this circular are included for information purpose only, and should not be relied upon as the official translation of such Chinese names or words.



K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock code: 173)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Managing Director)*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Eddie Hui Ki On, GBS, CBE, QPM, CPM
William Lo Chi Chung
Paddy Tang Lui Wai Yu

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH*
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

* *Independent Non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

26 February 2005

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
ESTABLISHMENT OF A JOINT VENTURE
FOR PROPERTY DEVELOPMENT AND INVESTMENT IN PRC

1. INTRODUCTION

On 4 February 2005, the Board announced that on 31 January 2005, the Company entered into (a) the Joint Venture Contract with Shanghai Baosteel Group Corporation, Mitsubishi and Tokyu; and (b) the Capital Increase Agreement with Shanghai Baosteel Group Corporation, Mitsubishi, Tokyu and the PRC Company, in connection with, among other things,

the increase in registered capital of the PRC Company and the transformation of the PRC Company into and the establishment of the Joint Venture Company which will be renamed as "Shanghai Baoland Co., Ltd. (上海寶地置業有限公司)". The Articles of Association were also entered into among the Joint Venture Parties to reflect the terms of the Joint Venture Contract and the Capital Increase Agreement. The Transaction constituted a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with details of the Transaction.

2. JOINT VENTURE CONTRACT

A summary of the principal terms of the Joint Venture Contract is as follows:

Date: 31 January 2005

Parties:

(1) Shanghai Baosteel Group Corporation;

(2) the Company;

(3) Mitsubishi; and

(4) Tokyu.

Shanghai Baosteel Group Corporation is beneficially interested in 42% equity of Shanghai Bao Jia, which is a 50% owned jointly controlled entity of KWCM. Shanghai Bao Jia is accounted for under the equity method where the Group's share of results will be included in the consolidated profit and loss statement and the Group's share of net assets will be included in the consolidated balance sheet. Shanghai Baosteel Group Corporation is neither a connected person of KWCM nor of the Company by virtue of its 42% interest in Shanghai Bao Jia as it is not a subsidiary (as defined in the Listing Rules) of KWCM or the Company and it does not fall within the definition of a "connected person" under the Listing Rules.

Save as disclosed herein and to the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, Shanghai Baosteel Group Corporation, Mitsubishi and Tokyu and their respective ultimate beneficial owners are third parties independent of the Company and its subsidiaries and connected persons of the Company.

Business objective of the Joint Venture Company:	The Joint Venture Company shall be established for the principal purpose of property development and investment in Shanghai and Beijing of the PRC.
Total investment amount and registered capital of the Joint Venture Company:	The total investment amount of the Joint Venture Company is RMB2,100,000,000 (equivalent to approximately HK$2,000,000,000), which includes the registered capital of RMB717,674,797 (equivalent to approximately HK$683,499,807).

Shanghai Baosteel Group Corporation is treated as having contributed to 41.5% (equivalent to RMB297,835,041 or approximately HK$283,652,420) of the registered capital of the Joint Venture Company by virtue of the original and entire equity interests in the PRC Company in the sum of RMB297,835,041 (equivalent to approximately HK$283,652,420) owned by it on the date of the Joint Venture Contract. The remaining registered capital of the Joint Venture Company will be funded in cash as to 41.5% (equivalent to RMB297,835,041 or approximately HK$283,652,420) by the Company, as to 15% (equivalent to RMB107,651,219 or approximately HK$102,524,970) by Mitsubishi and as to 2% (equivalent to RMB14,353,496 or approximately HK$13,669,996) by Tokyu.

The Company, Mitsubishi and Tokyu will further contribute RMB146,848,876.60, RMB53,077,907.84 and RMB7,077,054.25 respectively (equivalent to approximately HK$139,856,073, HK$50,550,388 and HK$6,740,052) as premium of the registered capital. Such premium is to be satisfied in cash.

(Please refer to the section headed "Capital Increase Agreement" for details of the contributions in the registered capital of the Joint Venture Company.)

Any further funding required by the Joint Venture Company will be funded by bank or other financial borrowings to be arranged by the Joint Venture Company. Pursuant to the Joint Venture Contract, the Joint Venture Parties are not required to provide further finance or guarantee for outside borrowings of the Joint Venture Company.

Deadline for payment of registered capital and the premium contributions by the Company, Mitsubishi and Tokyu:	Within 30 days of the following events (whichever is the latest): (1) the issue of the business licence of the Joint Venture Company; (2) the completion of the registration of the change of the capital structure of the Joint Venture Company as follows: 41.5% by Shanghai Baosteel Group Corporation, 41.5% by the Company, 15% by Mitsubishi and 2% by Tokyu; and (3) the completion of the registration of the change of the board of directors of the Joint Venture Company in accordance with the terms and conditions of the Joint Venture Contract.
Board composition of the Joint Venture Company:	The board of directors of the Joint Venture Company shall consist of six directors. Shanghai Baosteel Group Corporation and the Company shall each be entitled to appoint two directors whilst Mitsubishi shall be entitled to appoint one director. The remaining director shall be the executive director of the Joint Venture Company. The appointments of the chairman and the executive director of the Joint Venture Company shall be elected by a resolution of the board of directors of the Joint Venture Company with the approval of over two-thirds of the directors of the Joint Venture Company.
Profit sharing ratio:	The net profit after deducting tax and statutory reserves of the Joint Venture Company will be shared by the shareholders of the Joint Venture Company in proportion to their entitlement of the registered capital of the Joint Venture Company, namely 41.5% by Shanghai Baosteel Group Corporation, 41.5% by the Company, 15% by Mitsubishi and 2% by Tokyu.
Duration of the Joint Venture Company:	15 years from the date of the issue of the business licence of the Joint Venture Company (which is expected to be within three months from 31 January 2005, being the date of the execution of the Joint Venture Contract and the Capital Increase Agreement).
Taking Effect:	The Joint Venture Contract will take effect upon the (a) approval from the relevant PRC government authorities; (b) internal approval from and due execution by the respective Joint Venture Parties; and (c) Capital Increase Agreement taking effect.

3. CAPITAL INCREASE AGREEMENT

A summary of the principal terms of the Capital Increase Agreement is as follows:

Date:	31 January 2005
Parties:	(1) Shanghai Baosteel Group Corporation; (2) the Company; (3) Mitsubishi; (4) Tokyu; and (5) the PRC Company. The Directors confirm that, to the best of their knowledge, information and belief and having made all reasonable enquiries, the PRC Company is a limited company wholly-owned by Shanghai Baosteel Group Corporation, a state-owned corporation.
Registered capital of the PRC Company:	RMB 297,835,041 (equivalent to approximately HK$283,652,420)
Sole shareholder of the PRC Company:	Shanghai Baosteel Group Corporation
Registered capital of the Joint Venture Company after increasing the registered capital of the PRC Company and transforming the same into the Joint Venture Company:	RMB 717,674,797 (equivalent to approximately HK$683,499,807)
Contributions in the registered capital of the Joint Venture Company:	Shanghai Baosteel Group Corporation is treated as having contributed to 41.5% (equivalent to RMB297,835,041 or approximately HK$283,652,420) of the registered capital of the Joint Venture Company by virtue of the original and entire equity interests in the PRC Company owned by it on the date of the Joint Venture Contract. The remaining registered capital of the Joint Venture Company will be funded in cash as to 41.5% (equivalent to RMB297,835,041 or approximately HK$283,652,420) by the Company, as to 15% (equivalent to RMB107,651,219 or approximately HK$102,524,970) by Mitsubishi and as to 2% (equivalent to RMB14,353,496 or approximately HK$13,669,996) by Tokyu.

4. SOURCE OF FUNDING

The investment of the Company in the Joint Venture Company will be funded by the Company's internal resources. Having considered the present working capital requirements of the Company including the investment in the Joint Venture Company, the Directors confirm that there will be no material adverse impact on the cash flow and gearing ratio of the Company. The Joint Venture Company is expected to be classified as a jointly controlled entity in the consolidated accounts of the Company.

5. INFORMATION OF SHANGHAI BAOSTEEL GROUP CORPORATION, THE COMPANY, MITSUBISHI AND TOKYU

Shanghai Baosteel Group Corporation is a state-owned corporation. The principal businesses of Shanghai Baosteel Group Corporation include steel manufacturing and land development in PRC.

The Company is an investment holding company and the principal activities of the principal subsidiaries and jointly controlled entities of the Company are property investment and development in Hong Kong and mainland China as well as investment holding in KWCM. The principal activities of the principal associated companies of the Company are also property investment and development in Hong Kong and mainland China. KWCM is an investment holding company and the principal activities of the principal subsidiaries and jointly controlled entities of KWCM are the manufacture, sale and distribution of construction materials in Hong Kong and mainland China. The principal activities of the principal associated companies of KWCM are also the manufacture, sale and distribution of construction materials in Hong Kong and mainland China. The jointly controlled entities and the associated companies of the Company and KWCM are accounted for under the equity method where the Group's share of results will be included in the consolidated profit and loss statement and the Group's share of net assets will be included in the consolidated balance sheet.

Mitsubishi is a company listed on Tokyo Stock Exchange. The principal businesses of Mitsubishi include business in energy, metal, machinery, chemical and living essential and investment in land development.

Tokyu is a company listed on Tokyo Stock Exchange. The principal business of Tokyu is investment in land development.

6. INFORMATION OF THE PRC COMPANY AND THE JOINT VENTURE COMPANY

The PRC Company is a state-owned limited company and wholly-owned by Shanghai Baosteel Group Corporation, a state owned corporation, immediately prior to the entering of the Joint Venture Contract, Capital Increase Agreement and the Articles of Association. It was incorporated on 17 February 1993 in Shanghai, the PRC under the name of Shanghai Baosteel Real Estate Operation and Development Company (上海寶鋼房地產經營開發公司) and its name was

changed to Shanghai Baosteelland Co., Ltd. (上海寶鋼地產有限公司) on 1 July 2002. As far as the Directors are aware, the capital originally contributed by Shanghai Baosteel Group Corporation in the PRC Company was in cash and in kind.

The principal businesses of the PRC Company are property development and investment in Shanghai and Beijing of the PRC and investment holding.

For the year ended 31 December 2003, the audited consolidated net profit before and after taxation and extraordinary items of the PRC Company were approximately RMB598,955 and RMB381,767 respectively (equivalent to approximately HK$570,433 and HK$363,588 respectively). The audited consolidated total and net assets of the PRC Company as at 31 December 2003 amounted to RMB1,812,779,936.87 (equivalent to approximately HK$1,726,457,083) and RMB1,310,510,171 (equivalent to approximately HK$1,248,104,925) respectively. The audited consolidated revenue of the PRC Company for the year ended 31 December 2003 amounted to approximately RMB2,997,839.85 (equivalent to approximately HK$2,855,086).

On 30 June 2004, the PRC Company reduced its registered capital from RMB1,310,510,171 to RMB297,835,041 (equivalent to approximately HK$1,248,104,925 and HK$283,652,420 respectively) and accordingly distributed assets by way of distributing cash and assets in kind (principally landed properties and securities) in the amount of RMB1,012,675,130 (equivalent to approximately HK$964,452,505) to Shanghai Baosteel Group Corporation. As far as the Directors are aware, the aforesaid reduction in the registered capital was intended to down-size the then investment scale of the PRC Company at the relevant time.

The principal assets of the PRC Company after the aforementioned assets distribution are its investments which are engaged in the business of property development and investment in the PRC.

For the year ended 31 December 2004, the unaudited consolidated net profit before and after taxation and extraordinary items of the PRC Company were approximately RMB21,398,465 and RMB10,145,517 respectively (equivalent to approximately HK$20,379,490 and HK$9,662,397 respectively). The unaudited consolidated total and net assets of the PRC Company as at 31 December 2004 amounted to RMB1,911,701,332.31 (equivalent to approximately HK$1,820,667,936) and RMB308,227,622 (equivalent to approximately HK$293,550,116) respectively. The unaudited consolidated revenue of the PRC Company for the year ended 31 December 2004 amounted to approximately RMB249,286,068 (equivalent to approximately HK$237,415,303).

To the best of the Directors' knowledge, significant improvements in results for the year ended 31 December 2004 of the PRC Company was primarily attributable to the increase in sales of development properties during the year.

Specific projects that the Joint Venture Company, through its wholly owned subsidiaries, presently plans to develop include two property development projects in Shanghai.

The first project is a commercial and residential development at Lot Nos. 30, 33 Yangpu District. The residential portion has a site area of about 76,248 square metres with a total gross floor area of about 190,620 square metres and the land use right certificate has already been obtained. About 15% of the residential portion is scheduled for pre-sale shortly while the remaining part is at the planning stage. The commercial portion has a site area of about 30,043 square metres with a total gross floor area of about 90,129 square metres and the land use right transfer contract has already been signed. It is expected that the land use right certificate will be obtained in due course. Such commercial portion is at the planning stage. Depending on market situation, the development units under the project will be for sale or rental.

The second project is a residential development with three phases on the West Side of Keshan Road, Yanghang Town, Baoshan District. It has a site area of about 103,009 square metres with a total gross floor area of about 122,581 square metres and the land use right certificate has already been obtained. The development units under the project is intended for sale. The first and second phases are expected to be completed in the third quarter of 2005 and the third phase is expected to be completed in mid-2006.

Save as disclosed above, the Joint Venture Company currently does not have any property projects on hand.

The Joint Venture Company does not have any associated company.

The Joint Venture Company will not be treated as a subsidiary of the Company and will be accounted for as a jointly controlled entity under the equity method where the Group's share of results will be included in the consolidated profit and loss statement and the Group's share of net assets will be included in the consolidated balance sheet.

7. REASONS FOR THE ESTABLISHMENT OF THE JOINT VENTURE COMPANY

In consideration of the rising economy of PRC and to further enhance the international exposure of the Company's property development business, the Company decided to invest in the Joint Venture Company.

Furthermore, Shanghai Baosteel Group Corporation, Mitsubishi and Tokyu are internationally known corporations and the Directors believe that with the participation of these corporations, the Joint Venture Company (and in turn the Company as a shareholder) will receive benefits in terms of profit returns and the advanced management, marketing and construction skills and experience in the PRC property development industry acquired by the Company through its participation in the Joint Venture Company.

The principal activities of the Group include property investment and development in PRC and it has always been the strategy of the Group to seek business expansion through niche acquisitions, joint ventures or business alliances to capitalise on growth opportunities in PRC. The Directors consider that the Transaction represents a further step in achieving the Group's stated plans and objectives.

The terms and conditions of the Joint Venture Contract, the Capital Increase Agreement and the Articles of Association and the amount of contribution of the respective parties were determined as a result of arm's length negotiations among the parties by reference to, among other matters, the revalued consolidated net asset value of the PRC Company of RMB444,683,917.60 (equivalent to approximately HK$423,508,492) as at 30 June 2004 conducted based on the aggregate open market value of the underlying assets of the PRC Company by Shanghai Lixin Appraisal Ltd. (上海立信資產評估有限公司), an independent professional valuer in the PRC, and the reduced registered capital of the PRC Company of RMB297,835,041 (equivalent to approximately HK$283,652,420) as at 30 June 2004.

The contribution to be made by the Company in the total amount of RMB444,683,917.60 (equivalent to approximately HK$423,508,492) is to finance the working capital of the Joint Venture Company and as reserve fund for future investment projects and opportunities.

The Directors are of the view that the terms of the Joint Venture Contract and the Capital Increase Agreement are on normal commercial terms, are fair and reasonable and are in the interest of the Company and the Shareholders and that the increase in registered capital of the PRC Company, the transformation of the PRC Company into and the establishment of the Joint Venture Company are in the interests of the Company and the Shareholders as a whole.

It is expected that the Transaction will not immediately have significant effect on the earnings and assets and liabilities of the Company. Having considered the financial position of the Company and that the investment of the Company in the Joint Venture Company will be funded by the Company's internal resources, the cash outflow arising from the investment in the Joint Venture Company will be off-set by the corresponding increase in assets and no additional liabilities will be created and on such basis, the Directors confirm that there will be no material adverse impact on the earnings and assets and liabilities of the Company as a result of the Company having entered into the Transaction.

8. DISCLOSEABLE TRANSACTION

Based on the aggregate amount to be contributed by the Company to the Joint Venture Company under the Joint Venture Contract, the Capital Increase Agreement and the Articles of Association, the Transaction constituted a discloseable transaction of the Company under the Listing Rules.

9. FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
Dr. Lui Che Woo
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice contained or referred to in this circular:

Name	Qualification
Shanghai Lixin Appraisal Ltd. (上海立信資產評估有限公司)	Professional valuer in the PRC

Shanghai Lixin Appraisal Ltd. (上海立信資產評估有限公司) has given and has not withdrawn its written consent to the issue of this circular with its statement included in the form and context in which it is included.

As at the Latest Practicable Date, Shanghai Lixin Appraisal Ltd. (上海立信資產評估有限公司) has no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

3. DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS

As at the Latest Practicable Date, the interests of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), and the details of any right to subscribe for shares of the Company and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to

have under such provisions of the SFO), as recorded in the register required to be maintained by the Company under Section 352 of the SFO or as required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules to be notified to the Company and the Stock Exchange, were as follows:

(a) **Ordinary Shares of the Company**

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	268,014	7,130,234	38,129,737(3)	1,257,389,151(2)	1,302,917,136	59.12
Francis Lui Yiu Tung	391,164	—	—	1,257,389,151(2)	1,257,780,315	57.07
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	100,000	—	—	—	100,000	0.00
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,257,389,151(2)	1,262,028,317	57.27
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	278,977	—	—	—	278,977	0.01
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00
Robert George Nield	—	—	—	—	—	—

(b) **Share Options of the Company**

	Options	Exercise Price (HK$)	Exercise period
Lui Che Woo	1,500,000	0.5586	20 May 1999 — 19 May 2008
	1,350,000	0.3600	30 Dec 2000 — 29 Dec 2009
	2,000,000	0.7200	1 Mar 2004 — 28 Feb 2013
Francis Lui Yiu Tung	1,000,000	0.5586	20 May 1999 — 19 May 2008
	1,200,000	0.3600	30 Dec 2000 — 29 Dec 2009
	1,868,000	0.7200	1 Mar 2004 — 28 Feb 2013
Lennon Lun Tsan Kau	500,000	0.3600	30 Dec 2000 — 29 Dec 2009
	1,054,000	0.7200	1 Mar 2004 — 28 Feb 2013
Eddie Hui Ki On	—	—	—
William Lo Chi Chung	—	—	—
Paddy Tang Lui Wai Yu	600,000	0.5586	20 May 1999 — 19 May 2008
	870,000	0.3600	30 Dec 2000 — 29 Dec 2009
	1,269,000	0.7200	1 Mar 2004 — 28 Feb 2013
David Akers-Jones	150,000	0.7200	1 Mar 2004 — 28 Feb 2013
Michael Leung Man Kin	300,000	0.7200	1 Mar 2004 — 28 Feb 2013
Philip Wong Kin Hang	300,000	0.7200	1 Mar 2004 — 28 Feb 2013
Leo Lee Tung Hai	150,000	0.7200	1 Mar 2004 — 28 Feb 2013
Robin Chan Yau Hing	150,000	0.7200	1 Mar 2004 — 28 Feb 2013
Charles Cheung Wai Bun	300,000	0.7200	1 Mar 2004 — 28 Feb 2013
Robert George Nield	—	—	—

(c) **Ordinary Shares of KWCM**

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Lui Che Woo	8,085,831	1,468,496	76,880,265(1)	856,721,578(2)	943,156,170	72.71
Francis Lui Yiu Tung	2,980	—	—	856,721,578(2)	856,724,558	66.05
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	186,000	—	—	—	186,000	0.01
Paddy Tang Lui Wai Yu	1,861,906	—	—	856,721,578(2)	858,583,484	66.19
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	65,306	—	—	—	65,306	0.01
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00
Robert George Nield	—	—	—	—	—	—

(d) **Share Options of KWCM**

	Options	Exercise price	Exercise period
		(HK$)	
Lui Che Woo	1,500,000	0.5333	20 May 1999 — 19 May 2008
	1,800,000	0.5216	30 Dec 2000 — 29 Dec 2009
	2,000,000	0.5140	1 Mar 2004 — 28 Feb 2013
Francis Lui Yiu Tung	1,000,000	0.5333	20 May 1999 — 19 May 2008
	1,600,000	0.5216	30 Dec 2000 — 29 Dec 2009
	1,870,000	0.5140	1 Mar 2004 — 28 Feb 2013
Lennon Lun Tsan Kau	—	—	—
Eddie Hui Ki On	—	—	—
William Lo Chi Chung	—	—	—
Paddy Tang Lui Wai Yu	600,000	0.5333	20 May 1999 — 19 May 2008
	1,070,000	0.5216	30 Dec 2000 — 29 Dec 2009
	1,270,000	0.5140	1 Mar 2004 — 28 Feb 2013
David Akers-Jones	—	—	—
Michael Leung Man Kin	300,000	0.5333	20 May 1999 — 19 May 2008
	1,070,000	0.5216	30 Dec 2000 — 29 Dec 2009
	300,000	0.5140	1 Mar 2004 — 28 Feb 2013
Philip Wong Kin Hang	—	—	—
Leo Lee Tung Hai	—	—	—
Robin Chan Yau Hing	—	—	—
Charles Cheung Wai Bun	300,000	0.5140	1 Mar 2004 — 28 Feb 2013
Robert George Nield	—	—	—

Notes:

(1) 35,075,725 shares and 3,054,012 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui Che Woo.

(2) 1,257,389,151 shares in the Company representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. The Company was interested in 852,775,351 shares in KWCM representing more than one-third of its issued share capital held by a wholly owned subsidiary of the Company. In addition, one of the said discretionary trusts was interested in 3,946,227 shares in KWCM.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in the Company held by the trusts and in those shares in KWCM in which the Company was interested as aforesaid.

(3) 76,880,265 shares in KWCM were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

All the interests stated above represent long positions.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

4. SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at the Latest Practicable Date, the interests of every person (not being a Director or chief executive of the Company) in the shares of the Company as recorded in the register kept by the Company under section 336 of the SFO were as follows:

	Number of Ordinary Shares		% of Issued
Name of shareholders	Long Position	Short Position	Share Capital
HSBC International Trustee Limited	1,257,390,959[(1)]	—	57.06
Marapro Co., Ltd.	190,228,080[(2)]	—	8.63
Symmetry Co., Ltd.	190,228,080[(2)]	—	8.63
Polymate Co., Ltd.	190,228,080[(3)]	—	8.63
Moore Michael William	202,113,009	—	9.17
Penta Investment Advisers Ltd	202,113,009	—	9.17
Zwannstra John	202,113,009	—	9.17

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which hold 1,257,390,959 shares in the Company.

(2) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is the trustee of a trust which was interested in 190,228,080 shares in the Company.

(3) Polymate Co., Ltd. is the ultimate holding company of certain companies interested in 190,228,080 shares in the Company.

There was duplication of interests of:

(i) 1,257,389,151 shares in the Company among Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. These shares were also interested by HSBC International Trustee Limited and among these shares, 190,228,080 shares in the Company were also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.;

(ii) 856,721,578 shares in KWCM among Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu; and

(iii) 202,113,009 shares in the Company among Moore Michael William, Penta Investment Advisers Ltd. and Zwannstra John.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares which would fall to be disclosed to the Company under the SFO.

5. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or claims of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

6. SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered into or has proposed to enter into any service agreements with any members of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

7. COMPETING BUSINESS

As at the Latest Practicable Date, Dr. Lui Che Woo (who is also a controlling shareholder (as defined under the Listing Rules) of the Company), and also Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu ("Relevant Directors"), through a family trust directly or indirectly, are also interested in independently managed companies ("Competing Business") engaged in the business of property investment, trading and development in Hong Kong, which are likely to compete, either directly or indirectly, with the Group's business of property investment and development in Hong Kong. The Relevant Directors are also directors of the holding company of the Competing Business. Nevertheless, the Board has 13 members and comprises professionals from various disciplines, including property, business management, legal, banking, finance, auditing and accounting. As the Board is independent of the boards of the Competing Business in that the operations and decision-making of the Board are entirely separate and independent of the boards of the Competing Business, the Group is therefore capable of carrying on its business independently of, and at arm's length from the Competing Business.

Given that the Competing Business is more focusing on property investment and trading in Hong Kong while the Group is more focusing on property development both in Hong Kong and mainland China as well as investment holding in KWCM and that the size of the Competing Business is significantly smaller than that of the Company compared on a total assets basis, there is unlikely to be any significant competition between the Competing Business and the business of the Group. The Competing Business's property trading activities and its property portfolio are considered not in line with the Company's current investment strategies and interests and therefore are not included in the Group's business. The Group has a diversified and well managed property portfolio and is able to maintain its competitiveness to safeguard its interests in property investment and development in Hong Kong. The Relevant Directors do not currently have any intention to inject the Competing Business into the Group.

Besides, the Company is capable of carrying on its business independently through a well balanced corporate governance system. Regular meetings of the Board (including the independent non-executive Directors) are held to review the Group's latest performance and development as well as any investment opportunities. The Relevant Directors, in performing their duties as directors of the Company, have always acted and will continue to act in the best interest of the Company and the Shareholders as a whole. The Relevant Directors are fully aware of their fiduciary duties and will avoid any conflict of interest. The Relevant Directors will abstain from voting on matters where there is any potential conflict of interest, if and when necessary. As a result, the Group considers that its interest regarding the business of property investment and development in Hong Kong is adequately safeguarded.

8. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

(b) The principal place of business in Hong Kong of the Company is 29/F, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) The company secretary of the Company is Mr. Steven Tong Kui Nam, who was appointed as the secretary of the Company before 1 December 1989, and the qualified accountant of the Company is Mr. Ken Wong Chun Keung, a fellow of the Association of Chartered Certified Accountants in the United Kingdom, an associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of Certified General Accountants Association in Canada.

8. 其他資料

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

(b) 本公司之香港主要辦事處為香港北角渣華道191號嘉華國際中心29樓。

(c) 本公司之公司秘書為湯鉅南先生，彼於一九八九年十二月一日前獲委任為本公司之秘書，而本公司之合資格會計師為王俊強先生，彼為英國特許公認會計師公會資深會員、香港會計師公會會員及加拿大註冊會計師公會資深會員。

7. 競爭業務

於最後可行日期，呂志和博士(亦為本公司之控股股東(定義見上市規則))，與呂耀東先生及鄧呂慧瑜女士(「有關董事」)(直接或間接透過家族信託)於若干在香港從事物業投資、買賣及發展業務之獨立管理公司(「競爭業務」)中擁有權益，競爭業務與本集團於香港之物業投資及發展業務可能有直接或間接競爭。有關董事亦為競爭業務控股公司之董事。儘管如此，董事會共有13名成員，而該等成員由各行各業之專業人士所組成，包括物業、業務管理、法律、銀行、金融、核數及會計。董事會之經營及決策完全獨立於競爭業務之董事會，且不受其影響，故董事會乃獨立於競爭業務之董事會，因此，本集團有能力獨立地按公平基準進行其業務。

鑑於競爭業務較專注於香港之物業投資及買賣，而本集團則較專注於香港及中國內地之物業發展及於嘉華建材之投資控股，亦鑑於競爭業務之規模以總資產基準計算較本公司為小，故此競爭業務與本集團業務之間不大可能出現任何重大競爭。由於競爭業務之物業買賣活動及其物業投資組合被視為並非與本公司現時之投資策略一致，且亦不符合投資興趣，故此，並不被列入本集團之業務。本集團擁有多元化及妥善管理之物業投資組合，能夠維持其競爭能力，以保障其於香港之物業投資及發展之權益。有關董事現無意向本集團注入競爭業務。

此外，本公司能夠透過均衡之公司管治制度獨立地進行其業務。本公司董事會(包括獨立非執行董事)會定期舉行會議，以檢討本集團最近之表現及發展，以及任何投資機會。有關董事在履行彼等擔任本公司董事之職責時，一直並將會繼續以符合本公司及其股東整體之最佳利益而行事。有關董事完全知悉彼等之受信責任，並將會避免任何利益衝突。有關董事將於遇上任何潛在之利益衝突之事項時，在有需要時將會放棄投票。因此，本集團認為，其有關於香港之物業投資及發展業務之權益足以受到保障。

附註：

(1) HSBC International Trustee Limited 為持有1,257,390,959股本公司股份之全權信託之信託人。

(2) Marapro Co., Ltd.及 Symmetry Co., Ltd.分別為一項信託之受益人及信託人，而該信託擁有190,228,080股本公司股份權益。

(3) Polymate Co., Ltd.為持有190,228,080股本公司股份權益之若干公司之最終控股公司。

上述披露之權益重複如下：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之1,257,389,151股本公司股份。HSBC International Trustee Limited亦於該等股份中擁有權益，於該等股份中，Marapro Co., Ltd.、Symmetry Co., Ltd.及Polymate Co., Ltd.於其中之190,228,080股本公司股份同時擁有權益；

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之856,721,578股嘉華建材股份；及

(iii) Moore Michael William、Penta Investment Advisers Ltd.及Zwannstra John擁有之202,113,009股本公司股份。

除上文所披露者外，於最後可行日期，概無任何人士曾知會本公司擁有須根據證券及期貨條例向本公司披露之股份或相關股份之權益或淡倉。

5. 訴訟

於最後可行日期，本集團成員公司概無牽涉任何重大之訴訟或索償，據董事所知，本集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償。

6. 董事服務合約

於最後可行日期，各董事概無與本集團任何成員公司訂立或建議訂立任何服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須賠償(法定賠償除外)之合約除外。

附註：

(1) Best Chance Investments Ltd.及步基證券有限公司分別持有35,075,725股及3,054,012股本公司股份，該兩間公司均由呂志和博士控制。

(2) 該等1,257,389,151股本公司股份由全權信託(由呂志和博士作為創立人成立)持有，佔本公司已發行股本三分之一以上。本公司透過一間全資附屬公司持有嘉華建材852,775,351股股份之權益，佔嘉華建材已發行股本三分之一以上。此外，其中一項上述全權信託擁有嘉華建材3,946,227股股份之權益。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接全權受益人，因此被視為擁有該等信託所持有本公司股份之權益，以及本公司於當中擁有權益之嘉華建材股份權益。

(3) Best Chance Investments Ltd.持有76,880,265股嘉華建材股份，該公司由呂志和博士控制。

上述所有權益均指好倉。

除上文所披露者外，於最後可行日期，各董事及本公司之行政總裁概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有任何權益或淡倉。

4. 主要股東之權益

於最後可行日期，根據證券及期貨條例第三百三十六條由本公司備存之登記冊所載，持有本公司股份之權益之人士(而該等人士並非董事或本公司之行政總裁)，分列如下：

股東名稱	普通股數目 好倉	淡倉	佔已發行股本之百分比
HSBC International Trustee Limited	1,257,390,959(1)	—	57.06
Marapro Co., Ltd.	190,228,080(2)	—	8.63
Symmetry Co., Ltd.	190,228,080(2)	—	8.63
Polymate Co., Ltd.	190,228,080(3)	—	8.63
Moore Michael William	202,113,009	—	9.17
Penta Investment Advisers Ltd	202,113,009	—	9.17
Zwannstra John	202,113,009	—	9.17

(丙) 嘉華建材之普通股

	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分比
呂志和	8,085,831	1,468,496	76,880,265[1]	856,721,578[2]	943,156,170	72.71
呂耀東	2,980	–	–	856,721,578[2]	856,724,558	66.05
倫贊球	–	–	–	–	–	–
許淇安	–	–	–	–	–	–
羅志聰	186,000	–	–	–	186,000	0.01
鄧呂慧瑜	1,861,906	–	–	856,721,578[2]	858,583,484	66.19
鍾逸傑	–	–	–	–	–	–
梁文建	–	–	–	–	–	–
黃乾亨	–	–	–	–	–	–
李東海	–	–	–	–	–	–
陳有慶	65,306	–	–	–	65,306	0.01
張惠彬	1,810	–	–	–	1,810	0.00
廖樂柏	–	–	–	–	–	–

(丁) 嘉華建材之認股權

	認股權	行使價 (港元)	行使期
呂志和	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
倫贊球	–	–	–
許淇安	–	–	–
羅志聰	–	–	–
鄧呂慧瑜	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	–	–	–
梁文建	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
黃乾亨	–	–	–
李東海	–	–	–
陳有慶	–	–	–
張惠彬	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
廖樂柏	–	–	–

董事進行證券交易之標準守則向本公司及聯交所申報，各董事及本公司之行政總裁於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有之權益，及有關認購本公司之股份之權益，及行使該等權益之詳情分列如下：

(甲) 本公司之普通股

	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分比
呂志和	268,014	7,130,234	38,129,737[3]	1,257,389,151[2]	1,302,917,136	59.12
呂耀東	391,164	–	–	1,257,389,151[2]	1,257,780,315	57.07
倫贊球	–	–	–	–	–	–
許淇安	–	–	–	–	–	–
羅志聰	100,000	–	–	–	100,000	0.00
鄧呂慧瑜	4,639,166	–	–	1,257,389,151[2]	1,262,028,317	57.27
鍾逸傑	–	–	–	–	–	–
梁文建	–	–	–	–	–	–
黃乾亨	–	–	–	–	–	–
李東海	–	–	–	–	–	–
陳有慶	278,977	–	–	–	278,977	0.01
張惠彬	7,239	–	–	–	7,239	0.00
廖樂柏	–	–	–	–	–	–

(乙) 本公司之認股權

	認股權	行使價 (港元)	行使期
呂志和	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
倫贊球	500,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	1,054,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
許淇安	–	–	–
羅志聰	–	–	–
鄧呂慧瑜	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
梁文建	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
黃乾亨	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
李東海	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳有慶	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
張惠彬	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
廖樂柏	–	–	–

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

2. 專家資格及同意書

以下為於本通函載有或引用其意見或建議之專家之資格：

名稱	資格
上海立信資產評估有限公司	中國專業估值師

上海立信資產評估有限公司已就刊發本通函並以當中所載形式及文意刊載其陳述發出書面同意，且並無撤回該項同意。

於最後可行日期，上海立信資產評估有限公司於本集團任何成員公司概無持有任何股份權益，亦無持有可認購或提名他人認購本集團任何成員公司之證券之權利(不論是否可依法行使)。

3. 董事及行政總裁之權益

於最後可行日期，根據證券及期貨條例第XV部第七及第八分部向本公司及聯交所申報(包括根據證券及期貨條例該等條文被當作或視為擁有的權益及淡倉(如有))，及根據證券及期貨條例第三百五十二條由本公司備存之登記冊所載，或根據載於上市規則之上市公司

訂約各方根據(其中包括)中國獨立專業估值師上海立信資產評估有限公司就中國公司相關資產公開市值總額進行估值所得，中國公司於二零零四年六月三十日之重估綜合資產淨值人民幣444,683,917.60元(相等於約423,508,492港元)，以及中國公司於二零零四年六月三十日已削減之註冊資本人民幣297,835,041元(相等於約283,652,420港元)，按照公平原則磋商釐定合資合同、增資協議及公司章程之條款及條件及各方之出資款項。

本公司之出資總額為人民幣444,683,917.60(相等於約423,508,492港元)，以供作為合資公司之營運資金，以及未來投資項目及商機之儲備基金。

董事認為合資合同及增資協議之條款是按一般商業條款訂立，且屬公平合理，符合本公司及股東之利益，而中國公司註冊資本增加、中國公司轉型為合資公司及成立合資公司亦符合本公司及股東之整體利益。

預期交易事項將不會即時對本公司之盈利及資產與負債構成重大影響。經考慮本公司之財政狀況，以及本公司於合資公司之投資，將透過本公司之內部資源融資，加上投資合資公司所產生之現金流出，將以資產相應增加之數額抵銷，且不會據此而產生其他負債，董事確認，本公司之盈利及資產與負債將不會因本公司訂立交易事項而蒙受重大不利影響。

8. 須予披露之交易

按照本公司根據合資合同、增資協議及公司章程須向合資公司出資之總額，根據上市規則交易事項構成本公司之一項須予披露之交易。

9. 進一步資料

敬請留意本通函附錄所載之其他資料。

此致

列位股東　台照

主席
呂志和博士
謹啟

二零零五年二月二十六日

第一項項目是位於楊浦區30、33街坊地塊之商業及住宅發展項目。住宅部份之地盤面積約為76,248平方米，建築樓面總面積則約為190,620平方米，並已取得有關土地使用權證。住宅部份約15%預計於短期內預售，而餘下部份則尚在規劃階段。商業部份之地盤面積約為30,043平方米，建築樓面總面積則約為90,129平方米，並已就該部份簽訂土地使用權轉讓合同。預期不久將獲發有關土地使用權證。該商業部份現正在規劃階段。視乎市況而定，根據該項目而開發之單位將予以出售或出租。

第二項項目為分三期開發位於寶山區楊行鎮克山路西側之住宅發展項目。其地盤面積約為103,009平方米，而建築樓面總面積則約為122,581平方米，並已取得有關土地使用權證。根據該項目而開發之單位現擬於市場出售。第一期及第二期預期將於二零零五年第三季完成，而第三期則預期將於二零零六年中旬完成。

除以上所披露者外，合資公司現時並無任何房地產項目正在進行中。

合資公司並無任何聯營公司。

合資公司將不會被視為本公司之附屬公司，而會根據權益法作為共同控制實體入賬，本集團分佔之業績將會載於綜合損益表內，而本集團分佔之資產淨值將載入綜合資產負債表內。

7. 成立合資公司之原因

考慮到中國經濟正在興起，為求進一步加強本公司之國際物業發展業務，本公司決定投資於合資公司。

此外，上海寶鋼集團公司、三菱及東急為國際知名之企業，董事相信在此等企業參與之情況下，合資公司(本公司作為股東)可獲得利潤回報，同時受惠於本公司參與經營合資公司時所獲得之先進管理、市場推廣及建築技術及於中國物業開發行業之經驗。

本集團之主要業務包括於中國投資及開發物業，而本集團一貫之策略為透過合適收購、合資經營或業務聯盟拓展業務，以掌握中國之發展機會。董事認為交易事項可進一步實踐本集團既定之計劃及目標。

海寶鋼房地產經營開發公司之名義註冊成立，其後於二零零二年七月一日更改名稱為上海寶鋼地產有限公司。就董事所知，上海寶鋼集團公司原本以現金及實物向中國公司出資。

中國公司之主要業務乃在中國上海及北京進行物業開發及投資，以及投資控股。

截至二零零三年十二月三十一日止年度，中國公司除稅及非經常項目前及後之經審核綜合淨利潤分別約為人民幣598,955元及人民幣381,767元（分別相等於約570,433港元及363,588港元）。於二零零三年十二月三十一日，中國公司之經審核綜合資產總值及淨值分別為人民幣1,812,779,936.87元（相等於約1,726,457,083港元）及人民幣1,310,510,171元（相等於約1,248,104,925港元）。截至二零零三年十二月三十一日止年度，中國公司之經審核綜合收益約為人民幣2,997,839.85元（相等於約2,855,086港元）。

於二零零四年六月三十日，中國公司將其註冊資本由人民幣1,310,510,171元削減至人民幣297,835,041元（分別相等於約1,248,104,925港元及283,652,420港元），因此，已以現金及實物資產（主要為土地物業及證券）之方式向上海寶鋼集團公司分派其價值人民幣1,012,675,130元（相等於約964,452,505港元）之資產。就董事所知，上述削減註冊資本旨在縮減有關期間中國公司當時之投資規模。

經上述資產分派後，中國公司之主要資產為其參與中國物業開發及投資業務之投資項目。

截至二零零四年十二月三十一日止年度，中國公司除稅及非經常項目前及後之未經審核綜合淨利潤分別約為人民幣21,398,465元及人民幣10,145,517元（分別相等於約20,379,490港元及9,662,397港元）。於二零零四年十二月三十一日，中國公司之未經審核綜合資產總值及淨值分別為人民幣1,911,701,332.31元（相等於約1,820,667,936港元）及人民幣308,227,622元（相等於約293,550,116港元）。截至二零零四年十二月三十一日止年度，中國公司之未經審核綜合收益約為人民幣249,286,068元（相等於約237,415,303港元）。

就董事所深知，截至二零零四年十二月三十一日止年度，中國公司之業績大幅改善，主要是由於年內物業發展項目之銷量上升。

合資公司目前計劃透過其全資附屬公司開發之具體項目包括上海兩項物業發展項目。

4. 資金來源

本公司於合資公司之投資將由本公司之內部資源融資。經考慮本公司目前之營運資金需求(包括於合資公司之投資)後，董事確認此舉不會對本公司之現金流量及資產負債比率造成重大不利影響。預期合資公司將於本公司之綜合賬目中分類為共同控制實體。

5. 有關上海寶鋼集團公司、本公司、三菱及東急之資料

上海寶鋼集團公司為國營企業。上海寶鋼集團公司之主要業務包括於中國從事鋼鐵生產及土地開發。

本公司乃一間投資控股公司，而其主要附屬公司及共同控制實體之主要業務為於香港及中國內地從事物業投資及發展，以及於嘉華建材之投資控股。本公司主要聯營公司之主要業務亦為於香港及中國內地從事物業投資及發展。嘉華建材乃一間投資控股公司，而其主要附屬公司及共同控制實體之主要業務為於香港及中國內地製造、銷售及分銷建築材料。嘉華建材主要聯營公司之主要業務亦為於香港及中國內地製造、銷售及分銷建築材料。本公司及嘉華建材之共同控制實體及聯營公司均會根據權益法入賬，本集團分佔之業績將會載於綜合損益表內，而本集團分佔之資產淨值將載入綜合資產負債表內。

三菱為於東京證券交易所上市之公司。三菱之主要業務包括能源、金屬、機械、化學品與生活產業及投資土地開發。

東急為於東京證券交易所上市之公司。東急之主要業務為投資土地開發。

6. 有關中國公司及合資公司之資料

中國公司為一間國營有限責任公司，於緊接訂立合資合同、增資協議及公司章程前由國營企業上海寶鋼集團公司全資擁有。中國公司於一九九三年二月十七日在中國上海以上

3. 增資協議

增資協議之主要條款概要如下：

日期：	二零零五年一月三十一日
訂約各方：	(1) 上海寶鋼集團公司； (2) 本公司； (3) 三菱； (4) 東急；及 (5) 中國公司。董事確認，就彼等於作出一切合理查詢後所深知、理解及確信，中國公司為國營企業上海寶鋼集團公司全資擁有之有限責任公司。
中國公司之註冊資本：	人民幣297,835,041元(相等於約283,652,420港元)
中國公司之唯一股東：	上海寶鋼集團公司
於中國公司增加註冊資本並轉型為合資公司後，合資公司之註冊資本：	人民幣717,674,797元(相等於約683,499,807港元)
合資公司註冊資本之出資：	鑑於上海寶鋼集團公司於訂立合資合同當日擁有中國公司之原有及所有股權，彼被視為已就合資公司之註冊資本出資41.5%(相等於人民幣297,835,041元或約283,652,420港元)。 合資公司註冊資本中餘下之41.5%(相等於人民幣297,835,041元或約283,652,420港元)將由本公司以現金出資，15%(相等於人民幣107,651,219元或約102,524,970港元)由三菱以現金出資，而2%(相等於人民幣14,353,496元或約13,669,996港元)則由東急以現金出資。

本公司、三菱及東急就註冊資本及溢價出資之最後付款期限：	下列事項起計三十日內（以最遲發生者為準）： (1) 合資公司獲發營業執照； (2) 合資公司完成登記資本架構變動之手續，變動如下：上海寶鋼集團公司佔41.5%，本公司佔41.5%，三菱佔15%及東急則佔2%；及 (3) 根據合資合同之條款及條件合資公司完成登記董事會變動之手續。
合資公司董事會之組成：	合資公司董事會將由六名董事組成。上海寶鋼集團公司及本公司各自有權委任兩名董事，三菱則有權委任一名董事。餘下之一名董事須為合資公司之執行董事。合資公司董事長及執行董事之委任須由合資公司董事會三分之二以上董事通過決議案選出。
溢利分配比率：	合資公司經扣除稅項及法定儲備後之淨利潤，將由合資公司之股東按彼等於合資公司註冊資本之股權比例攤分，即上海寶鋼集團公司佔41.5%、本公司佔41.5%、三菱佔15%及東急佔2%。
合資公司之經營期：	於合資公司獲發營業執照當日（預期將為二零零五年一月三十一日（即簽署合資合同及增資協議之日期）起計三個月內之日期）起計15年
生效：	合資合同將於(a)獲得有關中國政府部門批准；(b)各合資夥伴內部批准及正式簽署；及(c)增資協議生效後生效。

合資公司之業務目標：	成立合資公司之主要目的為於中國上海及北京進行物業開發及投資。
合資公司之投資總額及註冊資本：	合資公司之投資總額為人民幣2,100,000,000元（相等於約2,000,000,000港元），當中包括註冊資本人民幣717,674,797元（相等於約683,499,807港元）。

鑑於上海寶鋼集團公司於訂立合資合同當日擁有中國公司之原有及全部股權合共人民幣297,835,041元（相等於約283,652,420港元），彼被視為已就合資公司之註冊資本出資41.5%（相等於人民幣297,835,041元或約283,652,420港元）。合資公司註冊資本中餘下之41.5%（相等於人民幣297,835,041元或約283,652,420港元）將由本公司以現金出資，15%（相等於人民幣107,651,219元或約102,524,970港元）由三菱以現金出資，而2%（相等於人民幣14,353,496元或約13,669,996港元）則由東急以現金出資。

本公司、三菱及東急將分別進一步出資人民幣146,848,876.60元、人民幣53,077,907.84元及人民幣7,077,054.25元（相等於約139,856,073港元、50,550,388港元及6,740,052港元），作為註冊資本溢價，有關溢價將以現金償付。

（有關就合資公司註冊資本出資之詳情請參閱「增資協議」一節。）

合資公司所需之任何額外資金，將由合資公司安排之銀行或其他財務借貸融資。根據合資合同，合資夥伴毋須向合資公司提供額外資金或就向外借貸提供擔保。

司訂立增資協議，內容有關(其中包括)增加中國公司之註冊資本，以及將中國公司轉型為合資公司及成立合資公司，該公司將更改名稱為「上海寶地置業有限公司」。合資夥伴亦已訂立公司章程，以反映合資合同及增資協議之條款。根據上市規則，交易事項構成本公司之一項須予披露之交易。本通函旨在向　閣下提供有關交易事項之詳情。

2. 合資合同

合資合同之主要條款概要如下：

日期：　二零零五年一月三十一日

訂約各方：

(1) 上海寶鋼集團公司；

(2) 本公司；

(3) 三菱；及

(4) 東急。

上海寶鋼集團公司實益擁有嘉華建材擁有50%權益之共同控制實體上海寶嘉42%之股本。上海寶嘉會根據權益法入賬，本集團分佔之業績將會載於綜合損益表內，而本集團分佔之資產淨值將載入綜合資產負債表內。由於上海寶鋼集團公司擁有上海寶嘉42%之權益，而其並非嘉華建材或本公司之附屬公司(定義見上市規則)，亦不符合上市規則中「關連人士」之定義，因此並非嘉華建材或本公司之關連人士。

除本公佈所披露者外，就董事所深知、理解及確信，於作出一切合理查詢後得知，上海寶鋼集團公司、三菱及東急及彼等各自之最終實益擁有者均為獨立於本公司及其附屬公司及本公司關連人士之第三方。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(董事總經理)
倫贊球(副董事總經理)
許淇安，GBS，CBE，QPM，CPM
羅志聰
鄧呂慧瑜

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH*
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啟者：

須予披露之交易
成立合資企業
以於中國進行物業開發及投資

1. 緒言

於二零零五年二月四日，董事會宣佈於二零零五年一月三十一日，本公司(a)與上海寶鋼集團公司、三菱及東急訂立合資合同；及(b)與上海寶鋼集團公司、三菱、東急及中國公

「人民幣」	指	人民幣，中國法定貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「上海寶嘉」	指	上海寶嘉混凝土有限公司，一間於中國上海註冊成立之公司
「上海寶鋼集團公司」	指	上海寶鋼集團公司，在中國註冊成立之國營企業，為中國公司之唯一股東
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「東急」	指	東急不動產株式會社，在日本註冊成立及於東京證券交易所上市之公司
「交易事項」	指	根據合資合同、增資協議及公司章程進行之交易

就本公佈而言：

(1) 滙率乃按人民幣1.05元兑1港元換算；

(2) 本集團並無作出聲明，指任何人民幣款項可能已按或可按上述滙率或任何其他滙率換算或進行換算；及

(3) 本通函內若干中文名稱或詞彙之英文翻譯僅供參考，不應視作有關中文名稱或詞彙之正式翻譯而加以依賴。

「合資合同」	指	合資夥伴於二零零五年一月三十一日訂立之中外合資企業合同，內容有關(其中包括)增加中國公司之註冊資本，以及將中國公司轉型為合資公司及成立合資公司
「合資夥伴」	指	上海寶鋼集團公司、本公司、三菱及東急
「嘉華建材」	指	嘉華建材有限公司，在香港註冊成立之有限公司，其股份在聯交所主板上市，為本公司間接擁有65.8%權益之附屬公司
「最後可行日期」	指	二零零五年二月二十三日，即本通函付印前確認其中所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則(經不時修訂)
「三菱」	指	三菱商事株式會社，在日本註冊成立及於東京證券交易所上市之公司
「中國」	指	中華人民共和國
「中國公司」	指	上海寶鋼地產有限公司，一間國營有限責任公司，於緊接訂立合資合同、增資協議及公司章程前由上海寶鋼集團公司全資擁有，將根據合資合同、增資協議及公司章程轉型為合資公司。中國公司於一九九三年二月十七日在中國上海以上海寶鋼房地產經營開發公司之名義註冊成立，其後於二零零二年七月一日更改名稱為上海寶鋼地產有限公司。 該公司為投資控股公司，主要於中國從事物業開發及投資業務。

在本通函內，除非文義另有所指，否則下列詞語具有以下涵義：

「公司章程」	指	合資夥伴於二零零五年一月三十一日訂立之中外合資企業公司章程，內容有關(其中包括)增加中國公司之註冊資本，以及將中國公司轉型為合資公司及成立合資公司
「董事會」	指	董事會
「增資協議」	指	合資夥伴及中國公司於二零零五年一月三十一日訂立之增資協議，內容有關(其中包括)增加中國公司之註冊資本，以及將中國公司轉型為合資公司及成立合資公司
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間在百慕達註冊成立之獲豁免有限公司，其股份在聯交所主板上市
「關連人士」	指	上市規則所賦予此詞彙之涵義
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「合資公司」	指	上海寶鋼地產有限公司(將更改名稱為「上海寶地置業有限公司」)，一家中外合資公司，將根據合資合同、增資協議及公司章程由中國公司轉型及成立，上海寶鋼集團公司、本公司、三菱及東急分別擁有其41.5%、41.5%、15%及2%股本權益

目　錄

頁次

釋義 1

董事會函件

1. 緒言 4
2. 合資合同 5
3. 增資協議 8
4. 資金來源 9
5. 有關上海寶鋼集團公司、本公司、三菱及東急之資料 9
6. 有關中國公司及合資公司之資料 9
7. 成立合資公司之原因 11
8. 須予披露之交易 12
9. 進一步資料 12

附錄 — 一般資料 13

此乃要件　請即處理

閣下如對本通函任何方面**有疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部K. Wah International Holdings Limited嘉華國際集團有限公司之股份**售出或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

須予披露之交易

成立合資企業
以於中國進行物業開發及投資

二零零五年二月二十六日

South China Morning Post
Monday, Feb. 7. 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

DISCLOSEABLE TRANSACTION

ESTABLISHMENT OF A JOINT VENTURE FOR PROPERTY DEVELOPMENT AND INVESTMENT IN PRC

The Board is pleased to announce that on 31st January 2005, the Company entered into (a) the Joint Venture Contract with Shanghai Baosteel Group Corporation, Mitsubishi and Tokyu; and (b) the Capital Increase Agreement with Shanghai Baosteel Group Corporation, Mitsubishi, Tokyu and the PRC Company, in connection with, among other things, the increase in registered capital of the PRC Company and the transformation of the PRC Company into and the establishment of the Joint Venture Company. The Articles of Association were also entered into among the Joint Venture Parties to reflect the terms of the Joint Venture Contract and the Capital Increase Agreement.

The total investment amount of the Joint Venture Company is RMB2,100,000,000 (equivalent to approximately HK$2,000,000,000), which includes the registered capital of RMB717,674,797 (equivalent to approximately HK$683,499,807). Shanghai Baosteel Group Corporation, the Company, Mitsubishi and Tokyu shall respectively contribute and therefore be entitled as to 41.5%, 41.5%, 15% and 2% of the registered capital in the Joint Venture Company and the profit sharing ratio shall be the same accordingly. The Company will contribute a total of RMB444,683,917.60 (equivalent to approximately HK$423,508,492), of which RMB297,835,041 (equivalent to approximately HK$283,652,420) will be treated as the registered capital, whilst the remaining RMB146,848,876.60 (equivalent to approximately HK$139,856,073) will be treated as premium of the registered capital. Any further funding required by the Joint Venture Company will be funded by bank or other financial borrowings to be arranged by the Joint Venture Company.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing, among other things, details of the Joint Venture Contract and the Capital Increase Agreement will be despatched to the Shareholders as soon as possible.

1. INTRODUCTION

The Board is pleased to announce that on 31st January 2005, the Company entered into (a) the Joint Venture Contract with Shanghai Baosteel Group Corporation, Mitsubishi and Tokyu; and (b) the Capital Increase Agreement with Shanghai Baosteel Group Corporation, Mitsubishi, Tokyu and the PRC Company, in connection with, among other things, the increase in registered capital of the PRC Company and the transformation of the PRC Company into and the establishment of the Joint Venture Company which will be renamed as "Shanghai Baoland Co., Ltd. (上海寶地置業有限公司)". The Articles of Association were also entered into among the Joint Venture Parties to reflect the terms of the Joint Venture Contract and the Capital Increase Agreement.

2. THE JOINT VENTURE CONTRACT

A summary of the principal terms of the Joint Venture Contract is as follows:

Date: 31st January 2005

Parties:
(1) Shanghai Baosteel Group Corporation;
(2) the Company;
(3) Mitsubishi; and
(4) Tokyu.

Shanghai Baosteel Group Corporation is beneficially interested in 42% equity of Shanghai Bao Jia Concrete Co. Ltd., which is a 50% owned jointly controlled entity of KWCM. Shanghai Bao Jia Concrete Co. Ltd. is accounted for under the equity method where the Group's share of results will be included in consolidated profit and loss statement and the Group's share of net assets will be included in the consolidated balance sheet. Shanghai Baosteel Group Corporation is neither a connected person of KWCM nor of the Company by virtue of its 42% interest in Shanghai Bao Jia Concrete Co. Ltd. as it is not a subsidiary (as defined in the Listing Rules) of KWCM or the Company and it does not fall within the definition of a "connected person" under the Listing Rules.

Save as disclosed herein and to the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, Shanghai Baosteel Group Corporation, Mitsubishi and Tokyu and their respective ultimate beneficial owners are third parties independent of the Company and its subsidiaries and connected persons of the Company.

Business objective of the Joint Venture Company: The Joint Venture Company shall be established for the principal purpose of property development and investment in Shanghai and Beijing of the PRC.

Total investment amount and registered capital of the Joint Venture Company: The total investment amount of the Joint Venture Company is RMB2,100,000,000 (equivalent to approximately HK$2,000,000,000), which includes the registered capital of RMB717,674,797 (equivalent to approximately HK$683,499,807).

Shanghai Baosteel Group Corporation is treated as having contributed to 41.5% (equivalent to RMB297,835,041 or approximately HK$283,652,420) of the registered capital of the Joint Venture Company by virtue of the original and entire equity interests in the PRC Company owned by it on the date of the Joint Venture Contract. The remaining registered capital of the Joint Venture Company will be funded in cash as to 41.5% (equivalent to RMB297,835,041 or approximately HK$283,652,420) by the Company, as to 15% (equivalent to RMB107,651,219 or approximately HK$102,524,970) by Mitsubishi and as to 2% (equivalent to RMB14,353,496 or approximately HK$13,669,996) by Tokyu.

The Company, Mitsubishi and Tokyu will further contribute RMB146,848,876.60, RMB53,077,907.84 and RMB7,077,054.25 respectively (equivalent to approximately HK$139,856,073, HK$50,550,388 and HK$6,740,052) as premium of the registered capital. Such premium is to be satisfied in cash.

(Please refer to the section headed "Capital Increase Agreement" for details of the contributions in the registered capital of the Joint Venture Company.)

Any further funding required by the Joint Venture Company will be funded by bank or other financial borrowings to be arranged by the Joint Venture Company. Pursuant to the Joint Venture Contract, the Joint Venture Parties are not required to provide further finance / guarantee for outside borrowings of the Joint Venture Company.

Joint Venture Contract, Capital Increase Agreement and the Articles of Association. It was incorporated on 17th February 1993 in Shanghai, the PRC under the name of Shanghai Baosteel Real Estate Operation and Development Company (上海寶鋼房地產經營開發公司) and the name of which was changed to Shanghai Baosteelland Co., Ltd. (上海寶鋼地產有限公司) on 1st July 2002. As far as the Directors are aware, the capital originally contributed by Shanghai Baosteel Group Corporation in the PRC Company were in cash and in kind.

The principal businesses of the PRC Company are property development and investment in Shanghai and Beijing of the PRC and investment holding.

For the financial year ended 31st December 2003, the audited consolidated net profit before and after taxation and extraordinary items of the PRC Company were approximately RMB598,955 and RMB381,767 respectively (equivalent to approximately HK$570,433 and HK$363,588 respectively). The audited consolidated total and net assets of the PRC Company as at 31st December 2003 amounted to RMB1,812,779,936.87 (equivalent to approximately HK$1,726,457,083) and RMB1,310,510,171 (equivalent to approximately HK$1,248,104,925) respectively. The audited consolidated revenue of the PRC Company for the year ended 31st December 2003 amounted to approximately RMB2,997,839.85 (equivalent to approximately HK$2,855,086).

On 30th June 2004, the PRC Company reduced its registered capital from RMB1,310,510,171 to RMB297,835,041 (equivalent to approximately HK$1,248,104,925 and HK$283,652,420 respectively) and accordingly distributed assets by way of distributing cash and assets in kind (principally land properties and securities) in the amount of RMB1,012,675,130 (equivalent to approximately HK$964,452,505) to Shanghai Baosteel Group Corporation. As far as the Directors are aware, the aforesaid reduction in the registered capital was intended to down-size the then investment scale of the PRC Company at the relevant time.

The principal assets of the PRC Company after the aforementioned assets distribution are its investments which are engaged in the business of property development and investment in the PRC.

For the financial year ended 31st December 2004, the unaudited consolidated net profit before and after taxation and extraordinary items of the PRC Company were approximately RMB21,398,465 and RMB10,145,517 respectively (equivalent to approximately HK$20,379,490 and HK$9,662,397). The unaudited consolidated total and net assets of the PRC Company as at 31st December 2004 amounted to RMB1,911,701,332.31 (equivalent to approximately HK$1,820,667,936) and RMB308,227,622 (equivalent to approximately HK$293,550,116) respectively. The unaudited consolidated revenue of the PRC Company for the year ended 31st December 2004 amounted to approximately RMB249,286,068 (equivalent to approximately HK$237,415,303).

To the best of the Directors' knowledge, significant improvements in results for the year ended 31st December 2004 of the PRC Company was primarily attributable to the increase in sales of development properties during the year.

Specific projects that the Joint Venture Company presently plans to develop include two property development projects in Shanghai (one will be a commercial and residential development in Lot 30, 33 Yangpu District, Shanghai, whilst the other one will be a residential development with three phases in Yanghang Town, Baoshan District).

The Joint Venture Company will not be treated as a subsidiary of the Company and will be accounted for under the equity method where the Group's share of results will be included in consolidated profit and loss statement and the Group's share of net assets will be included in the consolidated balance sheet.

7. REASONS FOR THE ESTABLISHMENT OF THE JOINT VENTURE COMPANY

In consideration of the rising economy of PRC and to further enhance the international exposure of the Company's property development business, the Company decided to invest in the Joint Venture Company.

Furthermore, Shanghai Baosteel Group Corporation, Mitsubishi and Tokyu are internationally known corporations and the Directors believe that with the participation of these corporations, the Joint Venture Company (and in turn the Company as a shareholder) will receive benefits in terms of profit returns and the advanced management, marketing, construction skills and experience in the PRC property development industry acquired by the Company through its participation in the Joint Venture Company.

The principal activities of the Group include property investment and development in PRC and it has always been the strategy of the Group to seek business expansion through niche acquisitions, joint ventures or business alliances to capitalise on growth opportunities in PRC. The Directors consider that the Transaction represents a further step in achieving the Group's stated plans and objectives.

The terms and conditions of the Joint Venture Contract, the Capital Increase Agreement and the Articles of Association and the amount of contribution of the respective parties were determined as a result of arm's length negotiations among

Deadline for payment of registered capital and the premium contributions by the Company, Mitsubishi and Tokyu:	Within 30 days of the following events (whichever is the latest): (1) the issue of the business licence of the Joint Venture Company; (2) the completion of the registration of the change of the capital structure of the Joint Venture Company as follows: 41.5% by Shanghai Baosteel Group Corporation, 41.5% by the Company, 15% by Mitsubishi and 2% by Tokyu; and (3) the completion of the registration of the change of the board of directors of the Joint Venture Company in accordance with the terms and conditions of the Joint Venture Contract
Board composition of the Joint Venture Company:	The board of directors of the Joint Venture Company shall consist of six directors. Shanghai Baosteel Group Corporation and the Company shall each be entitled to appoint two directors, whilst Mitsubishi shall be entitled to appoint one director. The remaining director shall be the executive director of the Joint Venture Company. The appointments of the chairman and the executive director of the Joint Venture Company shall be elected by a resolution of the board of directors of the Joint Venture Company with the approval of over two-thirds of the directors of the Joint Venture Company.
Profit sharing ratio:	The net profit of the Joint Venture Company after deducting tax and statutory reserves will be shared by the shareholders of the Joint Venture Company in proportion to their entitlement of the registered capital of the Joint Venture Company, namely 41.5% by Shanghai Baosteel Group Corporation, 41.5% by the Company, 15% by Mitsubishi and 2% by Tokyu.
Duration of the Joint Venture Company:	15 years from the date of the issue of the business licence of the Joint Venture Company.
Taking Effect:	The Joint Venture Contract will take effect upon the (a) approval from the relevant PRC government authorities; (b) internal approval from and due execution by the respective Joint Venture Parties; and (c) Capital Increase Agreement taking effect.

3. CAPITAL INCREASE AGREEMENT

A summary of the principal terms of the Capital Increase Agreement is as follows:

Date:	31st January 2005
Parties:	(1) Shanghai Baosteel Group Corporation; (2) the Company; (3) Mitsubishi; (4) Tokyu; and (5) The PRC Company. The Directors confirm that, to the best of their knowledge, information and belief having made all reasonable enquiries, the PRC Company is a state-owned corporation.
Registered capital of the PRC Company:	RMB 297,835,041 (equivalent to approximately HK$283,652,420)
Sole shareholder of the PRC Company as at the date of this announcement:	Shanghai Baosteel Group Corporation
Registered capital of the Joint Venture Company after increasing the registered capital of the PRC Company and transforming the same into the Joint Venture Company:	RMB 717,674,797 (equivalent to approximately HK$683,499,807)
Contributions in the registered capital of the Joint Venture Company:	Shanghai Baosteel Group Corporation is treated as having contributed to 41.5% (equivalent to RMB297,835,041 or approximately HK$283,652,420) of the registered capital of the Joint Venture Company by virtue of the original and entire equity interests in the PRC Company owned by it on the date of the Joint Venture Contract. The remaining registered capital of the Joint Venture Company will be funded in cash as to 41.5% (equivalent to RMB297,835,041 or approximately HK$283,652,420) by the Company, as to 15% (equivalent to RMB107,651,219 or approximately HK$102,524,970) by Mitsubishi and as to 2% (equivalent to RMB14,353,496 or approximately HK$13,669,996) by Tokyu.

4. SOURCE OF FUNDING

The investment of the Company in the Joint Venture Company will be funded by the Company's internal resources. Having considered the present working capital requirements of the Company including the investment in the Joint Venture Company, the Directors confirm that there will be no material adverse impact on the cash flow and gearing ratio of the Company. The Joint Venture Company is expected to be classified as a jointly controlled entity in the consolidated accounts of the Company.

5. INFORMATION OF SHANGHAI BAOSTEEL GROUP CORPORATION, THE COMPANY, MITSUBISHI AND TOKYU

Shanghai Baosteel Group Corporation is a state-owned corporation. The principal businesses of Shanghai Baosteel Group Corporation include steel manufacturing and land development in PRC.

The Company is an investment holding company and the principal activities of the principal subsidiaries and jointly controlled entities of the Company are property investment and development in Hong Kong and Mainland China as well as investment holding in KWCM. The principal activities of the principal associated companies of the Company are also property investment and development in Hong Kong and Mainland China. KWCM is an investment holding company and the principal activities of the principal subsidiaries and jointly controlled entities of KWCM are the manufacture, sale and distribution of construction materials in Hong Kong and Mainland China. The principal activities of the principal associated companies of KWCM are also the manufacture, sale and distribution of construction materials in Hong Kong and Mainland China. The jointly controlled entities and the associated companies of the Company and KWCM are accounted for under the equity method where the Group's share of results will be included in consolidated profit and loss statement and the Group's share of net assets will be included in the consolidated balance sheet.

Mitsubishi is a company listed on Tokyo Stock Exchange. The principal businesses of Mitsubishi include business in energy, metal, machinery, chemical, living essential and investment in land development.

Tokyu is a company listed on Tokyo Stock Exchange. The principal business of Tokyu is investment in land development.

6. INFORMATION OF THE PRC COMPANY AND THE JOINT VENTURE COMPANY

The PRC Company is a state-owned limited company and wholly-owned by Shanghai Baosteel Group Corporation immediately prior to the entering of the parties by reference to, among other matters, the revalued consolidated net asset value of the PRC Company of RMB444,683,917.60 (equivalent to approximately HK$423,508,492) as at 30 June 2004 conducted based on the aggregate open market value of the underlying assets of the PRC Company by Shanghai Lixin Appraisal Ltd. (上海立信資產評估有限公司), an independent professional valuer in the PRC, and the reduced registered capital of the PRC Company of RMB297,835,041 (equivalent to approximately HK$283,652,420) as at 30 June 2004.

The Directors are of the view that the terms of the Joint Venture Contract and the Capital Increase Agreement are on normal commercial terms and are fair and reasonable and are in the interest of the Company and the Shareholders and that the increase in registered capital of the PRC Company, the transformation of the PRC Company into and the establishment of the Joint Venture Company are in the interests of the Company and the Shareholders as a whole.

8. LISTING RULES IMPLICATIONS

Based on the aggregate amount to be contributed by the Company to the Joint Venture Company under the Joint Venture Contract, the Articles of Association and the Capital Increase Agreement, the Transaction constitutes a discloseable transaction of the Company under the Listing Rules.

A circular containing, among other things, details of the Joint Venture Contract and the Capital Increase Agreement will be despatched to the Shareholders as soon as possible.

9. DEFINITIONS

In this announcement, the following expressions have their respective meanings set out below unless the context requires otherwise.

"Articles of Association"	the sino-foreign equity joint venture articles of association dated 31st January 2005 entered into between the Joint Venture Parties in relation to, among other things, the increase in registered capital of the PRC Company and the transformation of the PRC Company into and the establishment of the Joint Venture Company
"Board"	the board of Directors
"Capital Increase Agreement"	the capital increase agreement dated 31st January 2005 entered into between the Joint Venture Parties and the PRC Company in relation to, among other things, the increase in registered capital of the PRC Company and the transformation of the PRC Company into and the establishment of the Joint Venture Company
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the meaning as ascribed to the expression under the Listing Rules
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Joint Venture Company"	Shanghai Baosteelland Co., Ltd (上海寶鋼地產有限公司) (to be renamed as "Shanghai Baoland Co., Ltd. (上海寶地置業有限公司)", a sino-foreign equity joint venture company to be transformed from the PRC Company and established pursuant to the Joint Venture Contract, the Capital Increase Agreement and the Articles of Association and the equity interest in which to be held by Shanghai Baosteel Group Corporation as to 41.5%, the Company as to 41.5%, Mitsubishi as to 15% and Tokyu as to 2% respectively
"Joint Venture Contract"	The sino-foreign equity joint venture contract dated 31st January 2005 entered into between the Joint Venture Parties in relation to, among other things, the increase in registered capital of the PRC Company and the transformation of the PRC Company into and the establishment of the Joint Venture Company
"Joint Venture Parties"	Shanghai Baosteel Group Corporation, the Company, Mitsubishi and Tokyu
"KWCM"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange and an indirect 65.8% owned subsidiary of the Company
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)
"Mitsubishi"	Mitsubishi Corporation (三菱商事株式會社), a company incorporated in Japan and listed on Tokyo Stock Exchange
"PRC"	the People's Republic of China
"PRC Company"	Shanghai Baosteelland Co., Ltd (上海寶鋼地產有限公司), a state-owned limited company and wholly-owned by Shanghai Baosteel Group Corporation immediately prior to the entering of the Joint Venture Contract, Capital Increase Agreement and the Articles of Association, which will be transformed into the Joint Venture Company pursuant to the Joint Venture Contract, the Capital Increase Agreement and the Articles of Association. It was incorporated on 17th February 1993 in Shanghai, the PRC under the name of Shanghai Baosteel Real Estate Operation and Development Company (上海寶鋼房地產經營開發公司) and the name of which was changed to Shanghai Baosteelland Co., Ltd. (上海寶鋼地產有限公司) on 1st July 2002. It is an investment holding company and is principally engaged in the business of property development and investment in the PRC.
"RMB"	Renminbi, the lawful currency of PRC
"Shanghai Baosteel Group Corporation"	Shanghai. Baosteel Group Company (上海寶鋼集團公司), a state-owned corporation incorporated in the PRC and the sole shareholder of the PRC Company as at the date of this announcement
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tokyu"	Tokyu Land Corporation (東急不動產株式會社), a company incorporated in Japan and listed on Tokyo Stock Exchange
"Transaction"	the transaction under the Joint Venture Contract, the Capital Increase Agreement and the Articles of Association

For the purpose of this announcement,

(1) the exchange rate of RMB1.05=HK$1 has been used; and

(2) certain English translations of Chinese names or words in this announcement are included for information purpose only, and should not be relied upon as the official translation of such Chinese names or words.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 4th February 2005

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

香港經濟日報

2005年2月7日 (星期一)

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示概不會就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

須予披露的交易

成立合資企業
以於中國進行物業開發及投資

董事會欣然宣佈於二零零五年一月三十一日，本公司(a)與上海寶鋼集團公司、三菱及東急訂立合資合同；及(b)與上海寶鋼集團公司、三菱、東急及中國公司訂立增資協議，內容有關(其中包括)增加中國公司的註冊資本，以及將中國公司轉型為合資公司及成立合資公司。合資夥伴亦已訂立公司章程，以反映合資合同及增資協議的條款。

合資公司的投資總額為人民幣2,100,000,000元(相等於約2,000,000,000港元)，當中包括註冊資本人民幣717,674,797元(相等於約683,499,807港元)。上海寶鋼集團公司、本公司、三菱及東急須分別出資，故彼等於合資公司註冊資本中的權益分別為41.5%、41.5%、15%及2%，而溢利分配比率亦相同。本公司將出資合共人民幣444,683,917.60元(相等於約423,508,492港元)，其中人民幣297,835,041元(相等於約283,652,420港元)將被視為註冊資本，而餘下人民幣146,848,876.60元(相等於約139,856,073港元)則將被視為註冊資本溢價。合資公司所需的任何額外資金，將由合資公司安排的銀行或其他財務借貸融資。

根據上市規則，交易事項構成本公司的須予披露的交易。本公司將盡快向股東寄發一份通函，當中載有(其中包括)合資合同及增資協議的詳情。

1. 緒言

董事會欣然宣佈於二零零五年一月三十一日，本公司(a)與上海寶鋼集團公司、三菱及東急訂立合資合同；及(b)與上海寶鋼集團公司、三菱、東急及中國公司訂立增資協議，內容有關(其中包括)增加中國公司的註冊資本，以及將中國公司轉型為合資公司及成立合資公司，該公司將更改名稱為「上海寶地置業有限公司」。合資夥伴亦已訂立公司章程，以反映合資合同及增資協議的條款。

2. 合資合同

合資合同的主要條款概要如下：

日期：	二零零五年一月三十一日
訂約各方：	(1) 上海寶鋼集團公司； (2) 本公司； (3) 三菱；及 (4) 東急。 上海寶鋼集團公司實益擁有嘉華建材擁有50%權益的共同控制實體上海寶嘉混凝土有限公司42%的股本。上海寶嘉混凝土有限公司會根據權益法入賬，本集團分佔的業績將會載於綜合損益表內，而本集團分佔的資產淨值將載入綜合資產負債表內。由於上海寶鋼集團公司擁有上海寶嘉混凝土有限公司42%的權益，而其並非嘉華建材或本公司的附屬公司(定義見上市規則)，亦不符合上市規則中「關連人士」的定義，因此並非嘉華建材或本公司的關連人士。 除本公佈所披露者外，就董事所深知、理解及確信，於作出一切合理查詢後得知，上海寶鋼集團公司、三菱及東急及彼等各自的最終實益擁有者均為獨立於本公司及其附屬公司及本公司關連人士的第三方。
合資公司的業務目標：	成立合資公司的主要目的為於中國上海及北京進行物業開發及投資。
合資公司的投資總額及註冊資本：	合資公司的投資總額為人民幣2,100,000,000元(相等於約2,000,000,000港元)，當中包括註冊資本人民幣717,674,797元(相等於約683,499,807港元)。 鑑於上海寶鋼集團公司於訂立合資合同當日擁有中國公司的原有及全部股權，彼被視為已就合資公司的註冊資本出資41.5%(相等於人民幣297,835,041元或約283,652,420港元)。合資公司註冊資本中餘下的41.5%(相等於人民幣297,835,041元或約283,652,420港元)將由本公司以現金出資，15%(相等於人民幣107,651,219元或約102,524,970港元)由三菱以現金出資，而2%(相等於人民幣14,353,496元或約13,669,996港元)則由東急以現金出資。 本公司、三菱及東急將分別進一步出資人民幣145,848,876.60元、人民幣53,077,907.84元及人民幣7,077,054.25元(相等於約139,856,073港元、50,550,388港元及6,740,052港元)，作為註冊資本溢價，有關溢價將以現金償付。

6. 有關中國公司及合資公司的資料

中國公司為一間國營有限責任公司，於緊接訂立合資合同、增資協議及公司章程前由上海寶鋼集團公司全資擁有。中國公司於一九九三年二月十七日在中國上海以上海寶鋼房地產經營開發公司的名義註冊成立，其後於二零零二年七月一日更改名稱為上海寶鋼地產有限公司。就董事所知，上海寶鋼集團公司原本以現金及實物向中國公司出資。

中國公司的主要業務乃在中國上海及北京進行物業開發及投資，以及投資控股。

截至二零零三年十二月三十一日止財政年度，中國公司除稅及非經常項目前及後的經審核綜合淨利潤分別約為人民幣598,955元及人民幣381,767元(分別相等於約570,433港元及363,588港元)。於二零零三年十二月三十一日，中國公司的經審核綜合資產總值及淨值分別為人民幣1,812,779,936.87元(相等於約1,726,457,083港元)及人民幣1,310,510,171元(相等於約1,248,104,925港元)。截至二零零三年十二月三十一日止年度，中國公司的經審核綜合收益約為人民幣2,997,839.85元(相等於約2,855,086港元)。

於二零零四年六月三十日，中國公司將其註冊資本由人民幣1,310,510,171元削減至人民幣297,835,041元(分別相等於1,248,104,925港元及283,652,420港元)，因此，已以現金及實物資產(主要為土地物業及證券)的方式向上海寶鋼集團公司分派其價值人民幣1,012,675,130元(相等於約964,452,505港元)的資產。就董事所知，上述削減註冊資本旨在縮減有關期間中國公司當時的投資規模。

經上述資產分派後，中國公司的主要資產為其參與中國物業開發及投資業務的投資項目。

截至二零零四年十二月三十一日止財政年度，中國公司除稅及非經常項目前及後的未經審核綜合淨利潤分別約為人民幣21,398,465元及人民幣10,145,517元(分別相等於約20,379,490港元及9,662,397港元)。於二零零四年十二月三十一日，中國公司的未經審核綜合資產總值及淨值分別為人民幣1,911,701,332.31元(相等於約1,820,667,936港元)及人民幣308,227,622元(相等於約293,550,116港元)。截至二零零四年十二月三十一日止年度，中國公司的未經審核綜合收益約為人民幣249,286,068元(相等於約237,415,303港元)。

就董事所深知，截至二零零四年十二月三十一日止年度，中國公司的業績大幅改善，主要是由於年內物業發展項目的銷量上升。

合資公司目前計劃開發的具體項目包括上海兩項物業發展項目，一項將為位於上海市楊浦區30、33街坊地塊的商業及住宅發展項目，而另一項將為分為三期開發位於寶山區楊行鎮的住宅發展項目。

合資公司將不會被視為本公司的附屬公司，而會根據權益法入賬，本集團分佔的業績將會載於綜合損益表內，而本集團分佔的資產淨值將載入綜合資產負債表內。

7. 成立合資公司的原因

考慮到中國經濟正在興起，為求進一步加強本公司的國際物業發展業務，本公司決定投資於合資公司。

此外，上海寶鋼集團公司、三菱及東急為國際知名的企業，董事相信在此等企業參與的情況下，合資公司(本公司作為股東)可獲得利潤回報，同時受惠於本公司參與經營合資公司時所獲得的先進管理、市場推廣及建築技術及於中國物業開發行業的經驗。

本集團的主要業務包括於中國投資及開發物業，而本集團一貫的策略為透過合適收購、合資經營或業務聯盟拓展業務，以掌握中國的發展機會。董事認為交易事項可進一步實踐本集團既定的計劃及目標。

	(有關就合資公司註冊資本出資的詳情請參閱「增資協議」一節。) 合資公司所需的任何額外資金，將由合資公司安排的銀行或其他財務借貸融資。根據合資合同，合資夥伴毋須向合資公司提供額外資金／就向外借貸提供擔保。
本公司、三菱及東急就註冊資本及溢價出資的最後付款期限：	下列事項起計三十日內(以最遲發生者為準)： (1) 合資公司獲發營業執照； (2) 合資公司完成登記資本架構變動的手續，變動如下：上海寶鋼集團公司佔41.5%，本公司佔41.5%，三菱佔15%及東急則佔2%；及 (3) 根據合資合同的條款及條件合資公司完成登記董事會變動的手續。
合資公司董事會的組成：	合資公司董事會將由六名董事組成。上海寶鋼集團公司及本公司各自有權委任兩名董事，三菱則有權委任一名董事。餘下的一名董事須為合資公司的執行董事。合資公司董事長及執行董事的委任須由合資公司董事會三分之二以上董事通過決議案選出。
盈利分配比率：	合資公司經扣除稅項及法定儲備後的淨利潤，將由合資公司的股東按彼等於合資公司註冊資本的股權比例攤分，即上海寶鋼集團公司佔41.5%、本公司佔41.5%、三菱佔15%及東急佔2%。
合資公司的經營期：	於合資公司獲發營業執照當日起計15年。
生效：	合資合同將於(a)獲得有關中國政府部門批准；(b)各合資夥伴內部批准及正式簽署；及(c)增資協議生效後生效。

3. 增資協議

增資協議的主要條款概要如下：

日期：	二零零五年一月三十一日
訂約各方：	(1) 上海寶鋼集團公司； (2) 本公司； (3) 三菱； (4) 東急；及 (5) 中國公司。董事確認，就彼等於作出一切合理查詢後所深知、理解及確信，中國公司為國營企業。
中國公司的註冊資本：	人民幣297,835,041元(相等於約283,652,420港元)
於本公佈刊發日期中國公司的唯一股東：	上海寶鋼集團公司
於中國公司增加註冊資本並轉型為合資公司後，合資公司的註冊資本：	人民幣717,674,797元(相等於約683,499,807港元)
合資公司註冊資本的出資：	鑑於上海寶鋼集團公司於訂立合資合同當日擁有中國公司的原有及所有股權，彼被視為已就合資公司的註冊資本出資41.5%(相等於人民幣297,835,041元或約283,652,420港元)。 合資公司註冊資本中餘下的41.5%(相等於人民幣297,835,041元或約283,652,420港元)將由本公司以現金出資，15%(相等於人民幣107,651,219元或約102,524,970港元)由三菱以現金出資，而2%(相等於人民幣14,353,496元或約13,669,996港元)則由東急以現金出資。

4. 資金來源

本公司於合資公司的投資將由本公司的內部資源融資。經考慮本公司目前的營運資金需求(包括於合資公司的投資)後，董事確認此舉不會對本公司的現金流量及資產負債比率造成重大不利影響。預期合資公司將於本公司的綜合賬目中分類為共同控制實體。

5. 有關上海寶鋼集團公司、本公司、三菱及東急的資料

上海寶鋼集團公司為國營企業。上海寶鋼集團公司的主要業務包括於中國從事鋼鐵生產及土地開發。

本公司乃一間投資控股公司，而其主要附屬公司及共同控制實體的主要業務為於香港及中國內地從事物業投資及發展，以及於嘉華建材的投資控股。本公司主要聯營公司的主要業務亦為於香港及中國內地從事物業投資及發展。嘉華建材乃一間投資控股公司，而其主要附屬公司及共同控制實體的主要業務為於香港及中國內地製造、銷售及分銷建築材料。嘉華建材主要聯營公司的主要業務亦為於香港及中國內地製造、銷售及分銷建築材料。本公司及嘉華建材的共同控制實體及聯營公司均會根據權益法入賬，本集團分佔的業績將會載於綜合損益表內，而本集團分佔的資產淨值將載入綜合資產負債表內。

三菱為於東京證券交易所上市的公司。三菱的主要業務包括能源、金屬、機械、化學品、生活產業及投資土地開發。

東急為於東京證券交易所上市的公司。東急的主要業務為投資土地開發。

訂約各方根據(其中包括)中國獨立專業估值師上海立信資產評估有限公司就中國公司相關資產公開市值總額進行估值所得，中國公司於二零零四年六月三十日的重估綜合資產淨值人民幣444,683,917.60元(相等於約423,508,492港元)，以及中國公司於二零零四年六月三十日已削減的註冊資本人民幣297,835,041元(相等於約283,652,420港元)，按照公平原則磋商釐定合資合同、增資協議及公司章程的條款及條件及各方的出資款項。

董事認為合資合同及增資協議的條款是按一般商業條款訂立，且屬公平合理，符合本公司及股東的利益，而中國公司註冊資本增加、中國公司轉型為合資公司及成立合資公司亦符合本公司及股東的整體利益。

8. 上市規則的含義

按照本公司根據合資合同、公司章程及增資協議須向合資公司出資的總額，根據上市規則交易事項構成本公司的須予披露的交易。

本公司將盡快向股東寄發一份通函，當中載有(其中包括)合資合同及增資協議的詳情。

9. 釋義

於本公佈內，除非文義另有所指，否則以下詞彙分別具備以下涵義。

「公司章程」	指	合資夥伴於二零零五年一月三十一日訂立的中外合資企業公司章程，內容有關(其中包括)增加中國公司的註冊資本，以及將中國公司轉型為合資公司及成立合資公司
「董事會」	指	董事會
「增資協議」	指	合資夥伴及中國公司於二零零五年一月三十一日訂立的增資協議，內容有關(其中包括)增加中國公司的註冊資本，以及將中國公司轉型為合資公司及成立合資公司
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間在百慕達註冊成立的獲豁免有限責任公司，其股份在聯交所主板上市
「關連人士」	指	上市規則所賦予此詞彙的涵義
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「合資公司」	指	上海寶鋼地產有限公司(將更改名稱為「上海寶地置業有限公司」)，一家中外合資公司，將根據合資合同、增資協議及公司章程由中國公司轉型及成立，上海寶鋼集團公司、本公司、三菱及東急分別擁有其41.5%、41.5%、15%及2%股本權益
「合資合同」	指	合資夥伴於二零零五年一月三十一日訂立的中外合資企業合同，內容有關(其中包括)增加中國公司的註冊資本，以及將中國公司轉型為合資公司及成立合資公司
「合資夥伴」	指	上海寶鋼集團公司、本公司、三菱及東急
「嘉華建材」	指	嘉華建材有限公司，在香港註冊成立的有限責任公司，其股份在聯交所主板上市，為本公司間接擁有65.8%權益的附屬公司
「上市規則」	指	聯交所證券上市規則(經不時修訂)
「三菱」	指	三菱商事株式會社，在日本註冊成立及於東京證券交易所上市的公司
「中國」	指	中華人民共和國
「中國公司」	指	上海寶鋼地產有限公司，一間國營有限責任公司，於緊接訂立合資合同、增資協議及公司章程前由上海寶鋼集團公司全資擁有，將根據合資合同、增資協議及公司章程轉型為合資公司。中國公司於一九九三年二月十七日在中國上海以上海寶鋼房地產經營開發公司的名義註冊成立，其後於二零零二年七月一日更改名稱為上海寶鋼地產有限公司。 該公司為投資控股公司，主要於中國從事物業開發及投資業務。
「人民幣」	指	人民幣，中國法定貨幣
「上海寶鋼集團公司」	指	上海寶鋼集團公司，在中國註冊成立的國營企業，於本公佈刊發日期為中國公司的唯一股東
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「東急」	指	東急不動產株式會社，在日本註冊成立及於東京證券交易所上市的公司
「交易事項」	指	根據合資合同、增資協議及公司章程進行的交易

就本公佈而言：

(1) 匯率乃按人民幣1.05元兌1港元換算；及

(2) 本公佈內若干中文名稱或詞彙的英文翻譯僅供參考，不應視作有關中文名稱或詞彙的正式翻譯而加以依賴。

承董事會命
公司秘書
湯矩南

香港，二零零五年二月四日

於本公佈刊發日期，執行董事為呂志和博士、呂耀東先生、鄧贊球先生、許淇安先生、孫志強先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

JOINT CLARIFICATION, UPDATE AND RESUMPTION OF TRADING

Further to the joint announcement of 20th January 2005, it is clarified that Macau Government approval for the possible acquisition by a subsidiary of KWCM of up to 90% of the shares in Galaxy, which is considered by KWCM and KWIH to be of fundamental importance to their preliminary conceptual studies, has been obtained.

There is at present no agreement or understanding, formal or informal, that an injection will definitely take place.

The approval sought and obtained by Galaxy is a preliminary step to possible negotiations. The approval does not commit any shareholder in Galaxy to dispose of its interest to KWCM or any other person. It does not commit KWCM or any other person to acquire any interest in Galaxy. Negotiations relating to the possible injection have not yet commenced.

Management of KWCM has almost completed the preliminary conceptual studies and expects to seek from its board in due course a mandate to enter into negotiations for the acquisition of shares in Galaxy. It has been informed that they can commence only after such time as further internal discussions between the Galaxy shareholders have taken place. KWCM cannot predict if and when that will happen.

The timetable for the possible injection is yet to be decided. Negotiations may or may not commence and if commenced may or may not lead to a transaction. Investors are advised to exercise caution in dealing in the shares of KWCM and KWIH.

Trading in the shares of KWIH and KWCM on the Stock Exchange was suspended at the request of KWIH and KWCM with effect from 10:51 a.m. on 21st January 2005 pending the release of this further clarification announcement. KWIH and KWCM have applied for a resumption of trading in their shares with effect from 9:30 a.m. on 3rd February 2005.

Further announcements will be made if and when appropriate.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to the joint announcements made by KWIH and KWCM on 7th and 14th October 2004, and 6th, 11th and 20th January 2005 and the announcement made by KWCM on 14th January 2005 (the "Announcements"). They clarify that although KWCM has been informed by Galaxy Casino S.A., Macau ("Galaxy") that approval has been obtained from the Macau Government for the possible acquisition by a wholly-owned subsidiary of KWCM of up to 90% of the shares in Galaxy, there is at present no agreement or understanding, formal or informal, between KWCM and the shareholders of Galaxy that an injection will definitely take place.

The ultimate controlling shareholder of Galaxy is Dr. Lui Che Woo (the Chairman of both the KWIH Board and the KWCM Board), who is also a discretionary beneficiary of the Lui family discretionary trusts which are the ultimate controlling shareholders of both KWIH and KWCM. As such, Galaxy and its controlling shareholders are connected persons of KWIH and KWCM for the purpose of Chapter 14A of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Dr. Lui Che Woo and Mr. Francis Lui Yiu Tung ("Mr. Francis Lui"), both of whom are directors of KWIH and KWCM are also directors of Galaxy. Given the close relationship between the controlling shareholders of Galaxy and of KWCM, preliminary explorations of interest between KWCM and the controlling shareholders of Galaxy started in or about late May 2004 when it was discussed whether it might be worthwhile to consider investigating the possible injection of an interest in Galaxy into KWCM. In consequence of such explorations of interest, both Galaxy and KWCM initiated and proceeded with their respective and separate preliminary conceptual studies. Amongst other technical issues, Galaxy as part of its own exploration of interest and preliminary conceptual studies chose of its own accord to apply for, and then obtained, the approval of the Macau Government for the possible acquisition by KWCM of up to 90% of the shares in Galaxy. KWCM had not then decided that it would offer to acquire the interests in Galaxy nor has it yet so decided. Galaxy made an application without naming the transferee in December 2004. The Macau Government refused to accept it unless a transferee was named. Mr. Francis Lui (who is also a director of KWCM and of KWIH) then signed the application naming KWCM and its wholly-owned subsidiary on behalf of Galaxy on 12th January 2005. Apart from Mr. Francis Lui, none of the other members/employees of KWCM and KWIH knew that Galaxy would name KWCM and/or KWIH in the application. Apart from Mr Francis Lui, no members of the board of KWCM or KWIH had reviewed the 12th January application.

KWCM understands that the application was made because the approval would be essential in the event anything came of the preliminary conceptual studies and KWCM, Galaxy and its shareholders wished to take matters further. The application was not previously disclosed by KWCM and KWIH as it was just part of the preliminary explorations of interest and preliminary conceptual studies. It could have been withdrawn. It could have been rejected. Even if successful it would not commit KWCM to acquire any interest in Galaxy. An announcement before approval could have caused speculation.

KWCM was orally informed by Mr. Francis Lui on behalf of the controlling shareholders of Galaxy in the late afternoon of 19th January 2005 that the approval from the Macau Government had been obtained. So far as relevant, the Macau Government approved the possible acquisition by a wholly-owned subsidiary of KWCM of up to 90% of the shares in Galaxy. The approval was dated 17th January 2005 and received by Galaxy on 19th January 2005. The approval does not commit any shareholder in Galaxy to dispose of its interest to KWCM or any other person. It does not commit KWCM or any other person to acquire any interest in Galaxy. Such approval sought and obtained by Galaxy is a preliminary step to any possible negotiation, without which none can commence.

Negotiations relating to the possible injection have not yet commenced. Management of KWCM has almost completed the preliminary conceptual studies which include research on the market, studies of different financing methods and structure, and technical studies as to the execution and implementation steps of the transaction. Management of KWCM expects to seek from its board in due course a mandate to enter into negotiations for the possible acquisition of shares in Galaxy if and when Galaxy shareholders indicate that they will entertain such negotiations. KWCM has been informed that no negotiation will commence until such time as further internal discussions between the Galaxy shareholders have taken place. KWCM cannot predict if and when that will happen.

The timetable for the possible injection is yet to be decided and negotiations may or may not commence and if commenced may or may not lead to a transaction. In the event that a transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Listing Rules. Investors are advised to exercise caution in dealing in the shares of KWCM and KWIH.

KWIH wishes to refer also to its announcement of 17th December 2004 and states that it has now executed agreements for its participation in a joint venture property development company in Mainland China which constitutes a discloseable transaction of KWIH under the Listing Rules and is entirely unrelated to the possible transaction relating to Galaxy. A separate announcement by KWIH will be made as soon as practicable and investors should read that announcement when it is published.

Save for the activities mentioned above and previously disclosed by KWIH in the Announcements and to be the subject of the separate announcement of KWIH referred to above, the KWIH Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWIH Board aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWIH individually and jointly accept responsibility for the accuracy of this announcement.

The Directors of KWCM have noted the recent increases in the price and trading volume of the shares of KWCM and wish to state that they are not aware of any other possible reasons for such increases.

Save for the activities mentioned above and previously disclosed in the Announcements, the KWCM Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWCM Board aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature. The directors of KWCM individually and jointly accept responsibility for the accuracy of this announcement.

Trading in the shares of KWIH and KWCM on the Stock Exchange was suspended at the request of KWIH and KWCM with effect from 10:51 a.m. on 21st January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of trading in their shares with effect from 9:30 a.m. on 3rd February 2005. Further announcements will be made if and when appropriate.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 2nd February 2005

The Standard - February 3, 2005 (Thursday)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

JOINT CLARIFICATION, UPDATE AND RESUMPTION OF TRADING

Further to the joint announcement of 20th January 2005, it is clarified that Macau Government approval for the possible acquisition by a subsidiary of KWCM of up to 90% of the shares in Galaxy, which is considered by KWCM and KWIH to be of fundamental importance to their preliminary conceptual studies, has been obtained.

There is at present no agreement or understanding, formal or informal, that an injection will definitely take place.

The approval sought and obtained by Galaxy is a preliminary step to possible negotiations. The approval does not commit any shareholder in Galaxy to dispose of its interest to KWCM or any other person. It does not commit KWCM or any other person to acquire any interest in Galaxy. Negotiations relating to the possible injection have not yet commenced.

Management of KWCM has almost completed the preliminary conceptual studies and expects to seek from its board in due course a mandate to enter into negotiations for the acquisition of shares in Galaxy. It has been informed that they can commence only after such time as further internal discussions between the Galaxy shareholders have taken place. KWCM cannot predict if and when that will happen.

The timetable for the possible injection is yet to be decided. Negotiations may or may not commence and if commenced may or may not lead to a transaction. Investors are advised to exercise caution in dealing in the shares of KWCM and KWIH.

Trading in the shares of KWIH and KWCM on the Stock Exchange was suspended at the request of KWIH and KWCM with effect from 10:51 a.m. on 21st January 2005 pending the release of this further clarification announcement. KWIH and KWCM have applied for a resumption of trading in their shares with effect from 9:30 a.m. on 3rd February 2005.

Further announcements will be made if and when appropriate.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to the joint announcements made by KWIH and KWCM on 7th and 14th October 2004, and 6th, 11th and 20th January 2005 and the announcement made by KWCM on 14th January 2005 (the "Announcements"). They clarify that although KWCM has been informed by Galaxy Casino S.A., Macau ("Galaxy") that approval has been obtained from the Macau Government for the possible acquisition by a wholly-owned subsidiary of KWCM of up to 90% of the shares in Galaxy, there is at present no agreement or understanding, formal or informal, between KWCM and the shareholders of Galaxy that an injection will definitely take place.

The ultimate controlling shareholder of Galaxy is Dr. Lui Che Woo (the Chairman of both the KWIH Board and the KWCM Board), who is also a discretionary beneficiary of the Lui family discretionary trusts which are the ultimate controlling shareholders of both KWIH and KWCM. As such, Galaxy and its controlling shareholders are connected persons of KWIH and KWCM for the purpose of Chapter 14A of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Dr. Lui Che Woo and Mr. Francis Lui Yiu Tung ("Mr. Francis Lui"), both of whom are directors of KWIH and KWCM are also directors of Galaxy. Given the close relationship between the controlling shareholders of Galaxy and of KWCM, preliminary explorations of interest between KWCM and the controlling shareholders of Galaxy started in or about late May 2004 when it was discussed whether it might be worthwhile to consider investigating the possible injection of an interest in Galaxy into KWCM. In consequence of such explorations of interest, both Galaxy and KWCM initiated and proceeded with their respective and separate preliminary conceptual studies. Amongst other technical issues, Galaxy as part of its own exploration of interest and preliminary conceptual studies chose of its own accord to apply for, and then obtained, the approval of the Macau Government for the possible acquisition by KWCM of up to 90% of the shares in Galaxy. KWCM had not then decided that it would offer to acquire the interests in Galaxy nor has it yet so decided. Galaxy made an application without naming the transferee in December 2004. The Macau Government refused to accept it unless a transferee was named. Mr. Francis Lui (who is also a director of KWCM and of KWIH) then signed the application naming KWCM and its wholly-owned subsidiary on behalf of Galaxy on 12th January 2005. Apart from Mr. Francis Lui, none of the other members/employees of KWCM and KWIH knew that Galaxy would name KWCM and/or KWIH in the application. Apart from Mr Francis Lui, no members of the board of KWCM or KWIH had reviewed the 12th January application.

KWCM understands that the application was made because the approval would be essential in the event anything came of the preliminary conceptual studies and KWCM, Galaxy and its shareholders wished to take matters further. The application was not previously disclosed by KWCM and KWIH as it was just part of the preliminary explorations of interest and preliminary conceptual studies. It could have been withdrawn. It could have been rejected. Even if successful it would not commit KWCM to acquire any interest in Galaxy. An announcement before approval could have caused speculation.

KWCM was orally informed by Mr. Francis Lui on behalf of the controlling shareholders of Galaxy in the late afternoon of 19th January 2005 that the approval from the Macau Government had been obtained. So far as relevant, the Macau Government approved the possible acquisition by a wholly-owned subsidiary of KWCM of up to 90% of the shares in Galaxy. The approval was dated 17th January 2005 and received by Galaxy on 19th January 2005. The approval does not commit any shareholder in Galaxy to dispose of its interest to KWCM or any other person. It does not commit KWCM or any other person to acquire any interest in Galaxy. Such approval sought and obtained by Galaxy is a preliminary step to any possible negotiation, without which none can commence.

Negotiations relating to the possible injection have not yet commenced. Management of KWCM has almost completed the preliminary conceptual studies which include research on the market, studies of different financing methods and structure, and technical studies as to the execution and implementation steps of the transaction. Management of KWCM expects to seek from its board in due course a mandate to enter into negotiations for the possible acquisition of shares in Galaxy if and when Galaxy shareholders indicate that they will entertain such negotiations. KWCM has been informed that no negotiation will commence until such time as further internal discussions between the Galaxy shareholders have taken place. KWCM cannot predict if and when that will happen.

The timetable for the possible injection is yet to be decided and negotiations may or may not commence and if commenced may or may not lead to a transaction. In the event that a transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Listing Rules. Investors are advised to exercise caution in dealing in the shares of KWCM and KWIH.

KWIH wishes to refer also to its announcement of 17th December 2004 and states that it has now executed agreements for its participation in a joint venture property development company in Mainland China which constitutes a discloseable transaction of KWIH under the Listing Rules and is entirely unrelated to the possible transaction relating to Galaxy. A separate announcement by KWIH will be made as soon as practicable and investors should read that announcement when it is published.

Save for the activities mentioned above and previously disclosed by KWIH in the Announcements and to be the subject of the separate announcement of KWIH referred to above, the KWIH Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWIH Board aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWIH individually and jointly accept responsibility for the accuracy of this announcement.

The Directors of KWCM have noted the recent increases in the price and trading volume of the shares of KWCM and wish to state that they are not aware of any other possible reasons for such increases.

Save for the activities mentioned above and previously disclosed in the Announcements, the KWCM Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWCM Board aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature. The directors of KWCM individually and jointly accept responsibility for the accuracy of this announcement.

Trading in the shares of KWIH and KWCM on the Stock Exchange was suspended at the request of KWIH and KWCM with effect from 10:51 a.m. on 21st January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of trading in their shares with effect from 9:30 a.m. on 3rd February 2005. Further announcements will be made if and when appropriate.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 2nd February 2005

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED	K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華國際集團有限公司	嘉華建材有限公司
(於百慕達註冊成立之有限公司)	(於香港註冊成立之有限公司)
(股份代號：173)	(股份代號：27)

聯合澄清、資料更新及復牌

> 繼二零零五年一月二十日刊發的聯合公佈後，嘉華建材及嘉華國際謹此澄清，就嘉華建材的附屬公司可能收購銀河股份最多90%一事，且彼等認為對其能否繼續進行初步概念研究而言乃屬重要基本條件的澳門政府批准，經已取得。
>
> 目前並無就肯定會注入權益達成正式或非正式的協議或共識。
>
> 銀河所尋求及獲得的批准乃進行磋商的首要步驟，有關批准並不要求銀河任何股東承諾向嘉華建材或任何其他人士出售權益，亦不要求嘉華建材或任何其他人士承諾收購銀河任何權益。有關可能注入權益的磋商尚未展開。
>
> 嘉華建材管理層進行的初步概念研究已接近完成，冀在適當時向其董事會取得授權，藉以就收購銀河股份一事進行磋商。嘉華建材管理層獲告知，此等磋商必須待銀河股東之間進一步內部商討後，方可展開。嘉華建材未能預計上述事件將於何時成事。
>
> 可能注入權益的時間表尚未決定。有關磋商可能展開，也可能不會展開，倘若展開磋商，是否可達成交易仍屬未知之數。投資者於買賣嘉華建材及嘉華國際股份時，務請審慎行事。
>
> 應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十一日上午十時五十一分起在聯交所暫停買賣，以待發出此進一步之澄清公佈。嘉華國際及嘉華建材已申請自二零零五年二月三日上午九時三十分起恢復其股份買賣。
>
> 如有需要，將在適當時間另行發表公佈。

嘉華國際集團有限公司(「嘉華國際」)董事會(「嘉華國際董事會」)及嘉華建材有限公司(「嘉華建材」)董事會(「嘉華建材董事會」)謹此提述嘉華國際與嘉華建材分別於二零零四年十月七日及十四日以及二零零五年一月六日、十一日及二十日刊發的聯合公佈，以及嘉華建材於二零零五年一月十四日刊發的公佈(「該等公佈」)，並謹此澄清，儘管嘉華建材已獲澳門銀河娛樂場股份有限公司(「銀河」)知會，銀河已就嘉華建材的全資附屬公司可能收購銀河股份最多90%一事取得澳門政府批准，惟目前嘉華建材與銀河股東並無就肯定會注入權益達成正式或非正式的協議或共識。

銀河的最終控股股東呂志和博士(兼任嘉華國際董事會及嘉華建材董事會的主席)亦是呂氏家族全權信託的全權信託受益人，而呂氏家族全權信託則為嘉華國際及嘉華建材兩家公司的最終控股股東。因此，就香港聯合交易所有限公司(「聯交所」)《證券上市規則》(「《上市規則》」)第14A章而言，銀河及其控股股東乃嘉華國際及嘉華建材的關連人士。

呂志和博士與呂耀東先生均兼任嘉華國際及嘉華建材的董事，亦為銀河的董事。鑑於銀河與嘉華建材雙方控股股東之間關係密切，嘉華建材與銀河的控股股東遂於二零零四年五月底或前後展開初步意向探討，討論是否應該考慮探討可能將銀河的權益注入嘉華建材。在進行有關意向探討後，銀河與嘉華建材均各自展開及進行獨立初步概念研究。在意向探討和初步概念研究的過程中，除處理其他技術性問題外，銀河自行選擇向澳門政府申請批准嘉華建材可能收購銀河股份最多90%一事；而有關批准已於其後獲得。嘉華建材當時尚未決定提呈收購銀河的權益，而迄今仍然未有定論。銀河於二零零四年十二月提出申請時並無提供承讓人名稱，而澳門政府必須知道承讓人名稱方會接受申請。因此，呂耀東先生(彼亦兼任嘉華國際及嘉華建材的董事)於二零零五年一月十二日代銀河簽署申請文件時已提供嘉華建材及其全資附屬公司的名稱。除呂耀東先生外，嘉華建材及嘉華國際的股東／僱員概不知悉銀河會於申請時提出嘉華建材及／或嘉華國際的名稱。除呂耀東先生外，概無嘉華建材或嘉華國際的任何董事會成員曾經審閱一月十二日的申請文件。

據嘉華建材了解，倘若初步概念研究得出任何結果，而嘉華建材、銀河及其股東亦均欲進一步推動有關事宜，有關批准乃屬必要，因而作出有關申請。有關申請有可能被撤回，亦有可能遭拒絕。即使申請獲批准，亦不要求嘉華建材承諾收購銀河任何權益。倘在獲得批准前發出公佈，則可能會引起猜測。

嘉華建材於二零零五年一月十九日傍晚獲呂耀東先生(代表銀河的控股股東)口頭告知已取得澳門政府批准。就對嘉華建材有關而言，澳門政府已批准嘉華建材的全資附屬公司可能收購銀河股份最多90%一事。銀河於二零零五年一月十九日收到於二零零五年一月十七日發出的批准。有關批准並不要求銀河任何股東承諾向嘉華建材或任何其他人士出售權益，亦不會要求嘉華建材或任何其他人士承諾收購銀河任何權益。銀河所尋求及取得的有關批准乃進行任何磋商的首要步驟，否則任何磋商皆無法展開。

有關可能注入權益的磋商尚未展開。嘉華建材管理層進行的初步概念研究已接近完成。該項研究包括市場研究、各種融資方法及結構的研究、以及執行及落實交易步驟的技術性研究。嘉華建材管理層冀在適當時向其董事會取得授權，藉以就可能收購銀河股份一事進行磋商，但必須待銀河股東亦表示希望展開磋商時，方可進行。嘉華建材管理層獲告知，任何磋商必須待銀河股東之間進一步內部商討後，方可展開。嘉華建材未能預計上述事件將於何時進行。

可能注入權益的時間表尚未決定，而有關磋商可能展開，也可能不會展開。倘若展開磋商，是否可達成交易仍屬未知之數。倘該項交易得以落實，嘉華國際及嘉華建材將會根據《上市規則》的規定作出適當公佈。投資者於買賣嘉華建材及嘉華國際股份時，務請審慎行事。

嘉華國際謹此提述其於二零零四年十二月十七日刊發的公佈，並謹此聲明，現已簽訂協議，在中國內地參與合營物業發展公司。根據《上市規則》，該項協議構成嘉華國際的須予披露交易，並與銀河可能進行的交易完全無關。嘉華國際將於切實可行的情況下盡快另行刊發公佈，投資者應於公佈刊發時參閱公佈。

除上文所述者以及嘉華國際較早前在該等公佈所披露者，以及上文所述嘉華國際將另行刊發的公佈所載者外，嘉華國際董事會確認，目前並無任何有關嘉華國際的建議收購或變賣的磋商或協議為根據《上市規則》第13.23條而須予披露者；嘉華國際董事會亦不知悉有任何足以或可能影響價格的事宜為嘉華國際根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華國際董事願就本公佈的準確性個別及共同承擔責任。

嘉華建材董事注意到最近嘉華建材股份價格及成交量上升，並謹此聲明，彼等概不知悉可能導致有關上升的任何其他原因。

除上文所述者以及較早前在該等公佈所披露者外，嘉華建材董事會確認，目前並無任何有關嘉華建材的建議收購或變賣的磋商或協議為根據《上市規則》第13.23條而須予披露者；嘉華建材董事會亦不知悉有任何足以或可能影響價格的事宜為嘉華建材根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華建材董事願就本公佈的準確性個別及共同承擔責任。

應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十一日上午十時五十一分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年二月三日上午九時三十分起恢復其股份買賣。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；嘉華國際的非執行董事為梁文建先生；而嘉華國際的獨立非執行董事為鍾逸傑爵士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；嘉華建材的非執行董事為鄭慕智先生；而嘉華建材的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命	承董事會命
嘉華國際集團有限公司	嘉華建材有限公司
公司秘書	公司秘書
馮鉅南	馮鉅南

香港，二零零五年二月二日

信報 2005年2月3日(星期四)

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

聯合澄清、資料更新及復牌

繼二零零五年一月二十日刊發的聯合公佈後，嘉華建材及嘉華國際謹此澄清，就嘉華建材的附屬公司可能收購銀河股份最多90%一事，且彼等認為對其能否繼續進行初步概念研究而言乃屬重要基本條件的澳門政府批准，經已取得。

目前並無就肯定會注入權益達成正式或非正式的協議或共識。

銀河所尋求及獲得的批准乃進行磋商的首要步驟，有關批准並不要求銀河任何股東承諾向嘉華建材或任何其他人士出售權益，亦不要求嘉華建材或任何其他人士承諾收購銀河任何權益。有關可能注入權益的磋商尚未展開。

嘉華建材管理層進行的初步概念研究已接近完成，其在適當時向其董事會取得授權，藉以就收購銀河股份一事進行磋商。嘉華建材管理層獲告知，此等磋商必須待銀河股東之間進一步內部商討後，方可展開。嘉華建材未能預計上述事件將於何時成事。

可能注入權益的時間表尚未決定。有關磋商可能展開，也可能不會展開，倘若展開磋商，是否可達成交易仍屬未知之數。投資者於買賣嘉華建材及嘉華國際股份時，務請審慎行事。

應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十一日上午十時五十一分起在聯交所暫停買賣，以待發出此進一步之澄清公佈。嘉華國際及嘉華建材已申請自二零零五年二月三日上午九時三十分起恢復其股份買賣。

如有需要，將在適當時間另行發表公佈。

嘉華國際集團有限公司(「嘉華國際」)董事會(「嘉華國際董事會」)及嘉華建材有限公司(「嘉華建材」)董事會(「嘉華建材董事會」)謹此提述嘉華國際與嘉華建材分別於二零零四年十月七日及十四日以及二零零五年一月六日、十一日及二十日刊發的聯合公佈，以及嘉華建材於二零零五年一月十四日刊發的公佈(「該等公佈」)，並謹此澄清，儘管嘉華建材已獲澳門銀河娛樂場股份有限公司(「銀河」)知會，銀河已就嘉華建材的全資附屬公司可能收購銀河股份最多90%一事取得澳門政府批准，惟目前嘉華建材與銀河股東並無就肯定會注入權益達成正式或非正式的協議或共識。

銀河的最終控股股東呂志和博士(兼任嘉華國際董事會及嘉華建材董事會的主席)亦是呂氏家族全權信託的全權信託受益人，而呂氏家族全權信託則為嘉華國際及嘉華建材兩家公司的最終控股股東。因此，就香港聯合交易所有限公司(「聯交所」)《證券上市規則》(「《上市規則》」)第14A章而言，銀河及其控股股東乃嘉華國際及嘉華建材的關連人士。

呂志和博士與呂耀東先生均兼任嘉華國際及嘉華建材的董事，亦為銀河的董事。鑑於銀河與嘉華建材雙方控股股東之間關係密切，嘉華建材與銀河的控股股東遂於二零零四年五月底或前後展開初步意向探討，討論是否應該考慮探討可能將銀河的權益注入嘉華建材。在進行有關意向探討後，銀河與嘉華建材均各自展開及進行獨立初步概念研究。在意向探討和初步概念研究的過程中，除處理其他技術性問題外，銀河自行選擇向澳門政府申請批准嘉華建材可能收購銀河股份最多90%一事；而有關批准已於其後獲得。嘉華建材當時尚未決定提呈收購銀河的權益，而迄今仍然未有定論。銀河於二零零四年十二月提出申請時並無提供承讓人名稱，而澳門政府必須知道承讓人名稱方會接受申請。因此，呂耀東先生(彼亦兼任嘉華國際及嘉華建材的董事)於二零零五年一月十二日代銀河簽署申請文件時已提供嘉華建材及其全資附屬公司的名稱。除呂耀東先生外，嘉華建材及嘉華國際的股東／僱員概不知悉銀河會於申請時提出嘉華建材及／或嘉華國際的名稱。除呂耀東先生外，概無嘉華建材或嘉華國際的任何董事會成員曾經審閱一月十二日的申請文件。

據嘉華建材了解，倘若初步概念研究得出任何結果，而嘉華建材、銀河及其股東亦均欲進一步推動有關事宜，有關批准乃屬必要，因而作出有關申請。有關申請有可能遭撤回，亦有可能遭拒絕。即使申請獲批准，亦不要求嘉華建材承諾收購銀河任何權益。倘在獲得批准前發出公佈，則可能會引起猜測。

嘉華建材於二零零五年一月十九日傍晚獲呂耀東先生(代表銀河的控股股東)口頭告知已取得澳門政府批准。就對嘉華建材有關而言，澳門政府已批准嘉華建材的全資附屬公司可能收購銀河股份最多90%一事。銀河於二零零五年一月十九日收到於二零零五年一月十七日發出的批准。有關批准並不要求銀河任何股東承諾向嘉華建材或任何其他人士出售權益，亦不會要求嘉華建材或任何其他人士承諾收購銀河任何權益。銀河所尋求及取得的有關批准乃進行任何磋商的首要步驟，否則任何磋商皆無法展開。

有關可能注入權益的磋商尚未展開。嘉華建材管理層進行的初步概念研究已接近完成。該項研究包括市場研究、各種融資方法及結構的研究、以及執行及落實交易步驟的技術性研究。嘉華建材管理層其在適當時向其董事會取得授權，藉以就可能收購銀河股份一事進行磋商，但必須待銀河股東亦表示希望展開磋商時，方可進行。嘉華建材管理層獲告知，任何磋商必須待銀河股東之間進一步內部商討後，方可展開。嘉華建材未能預計上述事件將於何時進行。

可能注入權益的時間表尚未決定，而有關磋商可能展開，也可能不會展開。倘若展開磋商，是否可達成交易仍屬未知之數。倘該項交易得以落實，嘉華國際及嘉華建材將會根據《上市規則》的規定作出適當公佈。投資者於買賣嘉華建材及嘉華國際股份時，務請審慎行事。

嘉華國際謹此提述其於二零零四年十二月十七日刊發的公佈，並謹此聲明，現已簽訂協議，在中國內地參與合營物業發展公司。根據《上市規則》，該項協議構成嘉華國際的須予披露交易，並與銀河可能進行的交易完全無關。嘉華國際將於切實可行的情況下盡快另行刊發公佈，投資者應於公佈刊發時參閱公佈。

除上文所述者以及嘉華國際較早前在該等公佈所披露者，以及上文所述嘉華國際將另行刊發的公佈所載者外，嘉華國際董事會確認，目前並無任何有關嘉華國際的建議收購或變賣的磋商或協議為根據《上市規則》第13.23條而須予披露者；嘉華國際董事會亦不知悉有任何足以或可能影響價格的事宜為嘉華國際根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華國際董事願就本公佈的準確性個別及共同承擔責任。

嘉華建材董事注意到最近嘉華建材股份價格及成交量上升，並謹此聲明，彼等概不知悉可能導致有關上升的任何其他原因。

除上文所述者以及較早前在該等公佈所披露者外，嘉華建材董事會確認，目前並無任何有關嘉華建材的建議收購或變賣的磋商或協議為根據《上市規則》第13.23條而須予披露者；嘉華建材董事會亦不知悉有任何足以或可能影響價格的事宜為嘉華建材根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華建材董事願就本公佈的準確性個別及共同承擔責任。

應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十一日上午十時五十一分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年二月三日上午九時三十分起恢復其股份買賣。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；嘉華國際的非執行董事為梁文建先生；而嘉華國際的獨立非執行董事為鍾逸傑爵士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；嘉華建材的非執行董事為鄭慕智先生；而嘉華建材的獨立非執行董事為張惠彬博士、顧志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅商

承董事會命
嘉華建材有限公司
公司秘書
湯鉅商

香港，二零零五年二月二日

The Standard 21 January 2005 (Friday)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

Joint Announcement

The KWIH Board and the KWCM Board refer to the Announcements and wish to report that KWCM has been informed by Galaxy that approval has been obtained from the Macau Government for the possible injection into KWCM of a majority interest in Galaxy. Galaxy is one of the gaming concessionaries which is engaging in gaming and other related business (including hotel, resort and entertainment business) in Macau. While discussion relating to the possible injection has not yet commenced, KWCM was further informed that it can only commence after such time as further discussions among the Galaxy shareholders have taken place.

The KWIH Board and the KWCM Board wish to state that notwithstanding such approval, the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing and have yet to be completed. The timetable for the possible injection is yet to be decided. **The KWIH Board and the KWCM Board wish to clarify that such preliminary conceptual studies may or may not lead to a transaction.** In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Listing Rules.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

Tradings in the shares of KWIH and KWCM on the Stock Exchange were suspended at the respective requests of KWIH and KWCM with effect from 9:30 a.m. on 20 January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of tradings in their shares with effect from 9:30 a.m. on 21 January 2005.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to the joint announcements made by KWIH and KWCM on 7 and 14 October 2004, and 6 and 11 January 2005 and the announcement made by KWCM on 14 January 2005 (the "Announcements") and wish to report that KWCM has been informed by Galaxy Casino S.A., Macau ("Galaxy") that approval has been obtained from the Macau Government for the possible injection into KWCM of a majority interest in Galaxy. Galaxy is one of the gaming concessionaries which is engaging in gaming and other related business (including hotel, resort and entertainment business) in Macau. While discussion relating to the possible injection has not yet commenced, KWCM was further informed that it can only commence after such time as further discussions between the Galaxy shareholders have taken place.

The KWIH Board and the KWCM Board wish to state that notwithstanding such approval, the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing and have yet to be completed. The timetable for the possible injection is yet to be decided. **The KWIH Board and the KWCM Board wish to clarify that such preliminary conceptual studies may or may not lead to a transaction.** In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Save for the activities mentioned above and previously disclosed by KWIH on 17 December 2004 and in the Announcements, the KWIH Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWIH Board aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWIH individually and jointly accept responsibility for the accuracy of this announcement.

Save for the activities mentioned above and previously disclosed in the Announcements, the KWCM Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWCM Board aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWCM individually and jointly accept responsibility for the accuracy of this announcement.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

Tradings in the shares of KWIH and KWCM on the Stock Exchange were suspended at the respective requests of KWIH and KWCM with effect from 9:30 a.m. on 20 January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of tradings in their shares with effect from 9:30 a.m. on 21 January 2005.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 20 January 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

Joint Announcement

The KWIH Board and the KWCM Board refer to the Announcements and wish to report that KWCM has been informed by Galaxy that approval has been obtained from the Macau Government for the possible injection into KWCM of a majority interest in Galaxy. Galaxy is one of the gaming concessionaries which is engaging in gaming and other related business (including hotel, resort and entertainment business) in Macau. While discussion relating to the possible injection has not yet commenced, KWCM was further informed that it can only commence after such time as further discussions among the Galaxy shareholders have taken place.

The KWIH Board and the KWCM Board wish to state that notwithstanding such approval, the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing and have yet to be completed. The timetable for the possible injection is yet to be decided. **The KWIH Board and the KWCM Board wish to clarify that such preliminary conceptual studies may or may not lead to a transaction.** In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Listing Rules.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

Tradings in the shares of KWIH and KWCM on the Stock Exchange were suspended at the respective requests of KWIH and KWCM with effect from 9:30 a.m. on 20 January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of tradings in their shares with effect from 9:30 a.m. on 21 January 2005.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to the joint announcements made by KWIH and KWCM on 7 and 14 October 2004, and 6 and 11 January 2005 and the announcement made by KWCM on 14 January 2005 (the "Announcements") and wish to report that KWCM has been informed by Galaxy Casino S.A., Macau ("Galaxy") that approval has been obtained from the Macau Government for the possible injection into KWCM of a majority interest in Galaxy. Galaxy is one of the gaming concessionaries which is engaging in gaming and other related business (including hotel, resort and entertainment business) in Macau. While discussion relating to the possible injection has not yet commenced, KWCM was further informed that it can only commence after such time as further discussions between the Galaxy shareholders have taken place.

The KWIH Board and the KWCM Board wish to state that notwithstanding such approval, the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing and have yet to be completed. The timetable for the possible injection is yet to be decided. **The KWIH Board and the KWCM Board wish to clarify that such preliminary conceptual studies may or may not lead to a transaction.** In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Save for the activities mentioned above and previously disclosed by KWIH on 17 December 2004 and in the Announcements, the KWIH Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWIH Board aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWIH individually and jointly accept responsibility for the accuracy of this announcement.

Save for the activities mentioned above and previously disclosed in the Announcements, the KWCM Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWCM Board aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWCM individually and jointly accept responsibility for the accuracy of this announcement.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

Tradings in the shares of KWIH and KWCM on the Stock Exchange were suspended at the respective requests of KWIH and KWCM with effect from 9:30 a.m. on 20 January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of tradings in their shares with effect from 9:30 a.m. on 21 January 2005.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 20 January 2005

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

聯合公佈

嘉華國際董事會及嘉華建材董事會謹此提述該等公佈，並謹此報告嘉華建材已獲銀河知會，已取得澳門政府批准銀河可能將其主要權益注入嘉華建材。銀河乃澳門其中一家博彩經營批給的持有人，從事博彩及其他相關業務(包括酒店、渡假中心及娛樂業務)。儘管雙方未有就可能注入權益一事展開磋商，惟嘉華建材亦獲告知，此等磋商必須待銀河股東進一步磋商後，方可展開。

嘉華國際董事會及嘉華建材董事會謹此聲明，儘管銀河已取得澳門政府批准，惟嘉華建材就可能注入若干澳門博彩業務(可能包括其他相關業務(包括酒店、渡假中心及娛樂業務))的可行性而展開的初步概念研究仍在進行中，有待完成。可能注入權益的時間表尚未決定。**嘉華國際董事會及嘉華建材董事會謹此聲明，上述初步概念研究可能會或可能不會促成交易。**倘該項交易得以落實，嘉華國際及嘉華建材將會根據《上市規則》的規定作出適當公佈。

嘉華國際及嘉華建材各自的股東及有意投資者，在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

應嘉華國際及嘉華建材各自的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十日上午九時三十分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年一月二十一日上午九時三十分起恢復其股份買賣。

嘉華國際集團有限公司(「嘉華國際」)董事會(「嘉華國際董事會」)及嘉華建材有限公司(「嘉華建材」)董事會(「嘉華建材董事會」)謹此提述嘉華國際與嘉華建材分別於二零零四年十月七日和十月十四日，及二零零五年一月六日和一月十一日發表的聯合公佈，以及嘉華建材於二零零五年一月十四日發表的公佈(「該等公佈」)，並謹此報告嘉華建材已獲澳門銀河娛樂場股份有限公司(「銀河」)知會，已取得澳門政府批准銀河可能將其主要權益注入嘉華建材。銀河乃澳門其中一家博彩經營批給的持有人，從事博彩及其他相關業務(包括酒店、渡假中心及娛樂業務)。儘管雙方未有就可能注入權益一事展開磋商，惟嘉華建材亦獲告知，此等磋商必須待銀河股東進一步磋商後，方可展開。

嘉華國際董事會及嘉華建材董事會謹此聲明，儘管銀河已取得澳門政府批准，惟嘉華建材就可能注入若干澳門博彩業務(可能包括其他相關業務(包括酒店、渡假中心及娛樂業務))的可行性而展開的初步概念研究仍在進行中，有待完成。可能注入權益的時間表尚未決定。**嘉華國際董事會及嘉華建材董事會謹此聲明，上述初步概念研究可能會或可能不會促成交易。**倘該項交易得以落實，嘉華國際及嘉華建材將會根據香港聯合交易所有限公司(「聯交所」)《證券上市規則》(「《上市規則》」)的規定作出適當公佈。

除上文所述者、嘉華國際於二零零四年十二月十七日較早前所披露者以及該等公佈所披露者外，嘉華國際董事會確認，目前並無任何有關嘉華國際的建議收購或變賣的商談或協議為根據《上市規則》第13.23條而須予披露者；嘉華國際董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華國際董事願就本公佈的準確性個別及共同承擔責任。

除上文所述者以及該等公佈較早前所披露者外，嘉華建材董事會確認，目前並無任何有關嘉華建材的建議收購或變賣的商談或協議為根據《上市規則》第13.23條而須予披露者；嘉華建材董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華建材董事願就本公佈的準確性個別及共同承擔責任。

嘉華國際及嘉華建材各自的股東及有意投資者，在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十日上午九時三十分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年一月二十一日上午九時三十分起恢復其股份買賣。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；嘉華國際的非執行董事為梁文建先生；而嘉華國際的獨立非執行董事為鍾逸傑爵士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；嘉華建材的非執行董事為鄭慕智先生；而嘉華建材的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零五年一月二十日

信報 2005年1月21日（星期五）

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

聯合公佈

嘉華國際董事會及嘉華建材董事會謹此提述該等公佈，並謹此報告嘉華建材已獲銀河知會，已取得澳門政府批准銀河可能將其主要權益注入嘉華建材。銀河乃澳門其中一家博彩經營批給的持有人，從事博彩及其他相關業務（包括酒店、渡假中心及娛樂業務）。儘管雙方未有就可能注入權益一事展開磋商，惟嘉華建材亦獲告知，此等磋商必須待銀河股東進一步磋商後，方可展開。

嘉華國際董事會及嘉華建材董事會謹此聲明，儘管銀河已取得澳門政府批准，惟嘉華建材就可能注入若干澳門博彩業務（可能包括其他相關業務（包括酒店、渡假中心及娛樂業務））的可行性而展開的初步概念研究仍在進行中，有待完成。可能注入權益的時間表尚未決定。**嘉華國際董事會及嘉華建材董事會謹此聲明，上述初步概念研究可能會或可能不會促成交易。**倘該項交易得以落實，嘉華國際及嘉華建材將會根據《上市規則》的規定作出適當公佈。

嘉華國際及嘉華建材各自的股東及有意投資者，在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

應嘉華國際及嘉華建材各自的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十日上午九時三十分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年一月二十一日上午九時三十分起恢復其股份買賣。

嘉華國際集團有限公司（「嘉華國際」）董事會（「嘉華國際董事會」）及嘉華建材有限公司（「嘉華建材」）董事會（「嘉華建材董事會」）謹此提述嘉華國際與嘉華建材分別於二零零四年十月七日和十月十四日，及二零零五年一月六日和一月十一日發表的聯合公佈，以及嘉華建材於二零零五年一月十四日發表的公佈（「該等公佈」），並謹此報告嘉華建材已獲澳門銀河娛樂場股份有限公司（「銀河」）知會，已取得澳門政府批准銀河可能將其主要權益注入嘉華建材。銀河乃澳門其中一家博彩經營批給的持有人，從事博彩及其他相關業務（包括酒店、渡假中心及娛樂業務）。儘管雙方未有就可能注入權益一事展開磋商，惟嘉華建材亦獲告知，此等磋商必須待銀河股東進一步磋商後，方可展開。

嘉華國際董事會及嘉華建材董事會謹此聲明，儘管銀河已取得澳門政府批准，惟嘉華建材就可能注入若干澳門博彩業務（可能包括其他相關業務（包括酒店、渡假中心及娛樂業務））的可行性而展開的初步概念研究仍在進行中，有待完成。可能注入權益的時間表尚未決定。**嘉華國際董事會及嘉華建材董事會謹此聲明，上述初步概念研究可能會或可能不會促成交易。**倘該項交易得以落實，嘉華國際及嘉華建材將會根據香港聯合交易所有限公司（「聯交所」）《證券上市規則》（「《上市規則》」）的規定作出適當公佈。

除上文所述者、嘉華國際於二零零四年十二月十七日較早前所披露者以及該等公佈所披露者外，嘉華國際董事會確認，目前並無任何有關嘉華國際的建議收購或變賣的商談或協議為根據《上市規則》第13.23條而須予披露者；嘉華國際董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華國際董事願就本公佈的準確性個別及共同承擔責任。

除上文所述者以及該等公佈較早前所披露者外，嘉華建材董事會確認，目前並無任何有關嘉華建材的建議收購或變賣的商談或協議為根據《上市規則》第13.23條而須予披露者；嘉華建材董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華建材董事願就本公佈的準確性個別及共同承擔責任。

嘉華國際及嘉華建材各自的股東及有意投資者，在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十日上午九時三十分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年一月二十一日上午九時三十分起恢復其股份買賣。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；嘉華國際的非執行董事為梁文建先生；而嘉華國際的獨立非執行董事為鍾逸傑爵士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；嘉華建材的非執行董事為鄭慕智先生；而嘉華建材的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
馮鉅南

承董事會命
嘉華建材有限公司
公司秘書
馮鉅南

香港，二零零五年一月二十日

South China Morning Post
13th January 2005 (Thur)



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

The Board of Directors ("the Board") of K. Wah International Holdings Limited ("the Company") is deeply saddened by the passing away of Dr. Alex Wu Shu Chih, an independent non-executive director of the Company, on 9th January, 2005.

Appointed to the Board in 1989, Dr. Wu will be remembered as a brilliant and enthusiastic leader for his insightful guidance and valuable contribution to the Company throughout the past sixteen years.

The Board would like to extend heartfelt condolences to Dr. Wu's family.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 12th January, 2005

As at the date of this announcement, the Executive Directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the Non-executive Director is Mr. Michael Leung Man Kin and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

經濟日報
2005年1月13日(星期四)



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號:173)

嘉華國際集團有限公司(「本公司」)之董事會(「董事會」)對獨立非執行董事吳樹熾博士於二零零五年一月九日辭世,深表哀痛。

吳博士於一九八九年獲邀加入董事會,十六年以來一直提出精闢見解和指導,對本公司貢獻良多。我們將永遠懷念這位深具卓見及充滿熱誠的領導。

董事會謹向吳博士的家人表示深切弔慰。

承董事會命
公司秘書
馮鉅南

香港,二零零五年一月十二日

於本公佈日期,執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士,非執行董事為梁文建先生,及獨立非執行董事為鍾逸傑爵士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

Unusual Movement in Price and Trading Volume

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Unusual Movement in Price and Trading Volume

This announcement is made in relation to the recent decrease in price and increase in trading volume of the shares in K. Wah International Holdings Limited ("KWIH") and the recent decrease in price and increase in trading volume of the shares in K. Wah Construction Materials Limited ("KWCM").

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The directors of KWCM (the "KWCM Directors") have noted the recent decrease in price and increase in trading volume in the shares of KWCM and are not aware of any reasons for such unusual movement save as previously disclosed by KWCM and KWIH jointly on 7 and 14 October 2004, and 6 January 2005 (collectively the "Joint Announcements").

However KWIH and KWCM wish to state that the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing. KWIH and KWCM wish to further state that such preliminary conceptual studies may or may not lead to a transaction. In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Rules Governing the Listing of Securities on the Stock Exchange.

The directors of KWIH (the "KWIH Directors") have noted the recent decrease in price and increase in trading volume in the shares of KWIH (the "KWIH Shares") and are not aware of any reasons for such unusual movement save as previously disclosed in the Joint Announcements and by KWIH on 17 December 2004.

However, KWIH wishes to point out that in the last two weeks, KWIH has received notices of conversion from holders of 0.5% guaranteed convertible bonds due 2009 (the "Convertible Bonds") of aggregate principal amounts of HK$352,760,000 to convert their Convertible Bonds into an aggregate of 156,782,216 KWIH Shares, representing approximately 7.2% of the issued share capital of KWIH as enlarged by the said conversions. Pursuant to the terms of the Convertible Bonds, KWIH Shares to be issued pursuant to the conversion of the Convertible Bonds shall be issued within 21 days from the day (being a day, other than Saturday, which the Stock Exchange is open for business) immediately following the date on which the conversion rights are exercised and at a conversion price of HK$2.25 per KWIH Share. Terms of the Convertible Bonds are set out in the announcement of KWIH dated 25 February 2004.

Save as disclosed herein and previously disclosed in the Joint Announcements, the board of KWCM confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of KWCM aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The KWCM Directors individually and jointly accept responsibility for the accuracy of this statement insofar as the same is relating to KWCM.

Save as disclosed herein and previously disclosed by KWIH on 17 December 2004 and the Joint Announcements, the board of KWIH confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of KWIH aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The KWIH Directors individually and jointly accept responsibility for the accuracy of this statement insofar as the same is relating to KWIH.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin; and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 11 January 2005

12th January 2005 (Wednesday)

SOUTH CHINA MORNING POST



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

Unusual Movement in Price and Trading Volume

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Unusual Movement in Price and Trading Volume

This announcement is made in relation to the recent decrease in price and increase in trading volume of the shares in K. Wah International Holdings Limited ("KWIH") and the recent decrease in price and increase in trading volume of the shares in K. Wah Construction Materials Limited ("KWCM").

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The directors of KWCM (the "KWCM Directors") have noted the recent decrease in price and increase in trading volume in the shares of KWCM and are not aware of any reasons for such unusual movement save as previously disclosed by KWCM and KWIH jointly on 7 and 14 October 2004, and 6 January 2005 (collectively the "Joint Announcements").

However KWIH and KWCM wish to state that the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing. KWIH and KWCM wish to further state that such preliminary conceptual studies may or may not lead to a transaction. In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Rules Governing the Listing of Securities on the Stock Exchange.

The directors of KWIH (the "KWIH Directors") have noted the recent decrease in price and increase in trading volume in the shares of KWIH (the "KWIH Shares") and are not aware of any reasons for such unusual movement save as previously disclosed in the Joint Announcements and by KWIH on 17 December 2004.

However, KWIH wishes to point out that in the last two weeks, KWIH has received notices of conversion from holders of 0.5% guaranteed convertible bonds due 2009 (the "Convertible Bonds") of aggregate principal amounts of HK$352,760,000 to convert their Convertible Bonds into an aggregate of 156,782,216 KWIH Shares, representing approximately 7.2% of the issued share capital of KWIH as enlarged by the said conversions. Pursuant to the terms of the Convertible Bonds, KWIH Shares to be issued pursuant to the conversion of the Convertible Bonds shall be issued within 21 days from the day (being a day, other than Saturday, which the Stock Exchange is open for business) immediately following the date on which the conversion rights are exercised and at a conversion price of HK$2.25 per KWIH Share. Terms of the Convertible Bonds are set out in the announcement of KWIH dated 25 February 2004.

Save as disclosed herein and previously disclosed in the Joint Announcements, the board of KWCM confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of KWCM aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The KWCM Directors individually and jointly accept responsibility for the accuracy of this statement insofar as the same is relating to KWCM.

Save as disclosed herein and previously disclosed by KWIH on 17 December 2004 and the Joint Announcements, the board of KWIH confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of KWIH aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The KWIH Directors individually and jointly accept responsibility for the accuracy of this statement insofar as the same is relating to KWIH.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin; and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 11 January 2005

香港經濟日報
2005年1月12日



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

股價及成交量的不尋常變動

本公佈乃就嘉華國際集團有限公司(「嘉華國際」)股份最近價格下跌及成交量上升，以及就嘉華建材有限公司(「嘉華建材」)股份最近價格下跌及成交量上升而作出。

本聲明乃應香港聯合交易所有限公司(「聯交所」)要求而作出。

嘉華建材的董事(「嘉華建材董事」)注意到最近嘉華建材股份價格下跌及成交量上升。除嘉華建材及嘉華國際早前於二零零四年十月七日及十四日以及二零零五年一月六日刊發的公佈(統稱「聯合公佈」)所披露者外，嘉華建材董事並不知悉導致上述不尋常變動的任何原因。

然而，嘉華國際及嘉華建材謹此聲明，嘉華建材就可能注入若干澳門博彩業務(可能包括其他相關業務(包括酒店、渡假中心及娛樂業務))的可行性而展開的初步概念研究仍在進行中。嘉華國際及嘉華建材謹此進一步聲明，上述初步概念研究可能會或可能不會促成交易。倘該項交易得以落實，嘉華國際及嘉華建材將會根據聯交所證券上市規則的規定作出適當公佈。

嘉華國際的董事(「嘉華國際董事」)注意到最近嘉華國際的股份(「嘉華國際股份」)價格下跌及成交量上升。除聯合公佈及嘉華國際早前於二零零四年十二月十七日刊發的公佈所披露者外，嘉華國際董事並不知悉導致上述不尋常變動的任何原因。

然而，嘉華國際謹此指出，嘉華國際在過去兩星期內接獲持有於二零零九年到期0.50釐有擔保可換股債券(「可換股債券」)的人士的多份換股通知書，本金總額為352,760,000港元，藉以將彼等的可換股債券轉換為合共156,782,216股嘉華國際股份(佔嘉華國際經上述轉換所擴大的已發行股本約7.2%)。根據可換股債券的條款，就轉換可換股債券而將予發行的嘉華國際股份須於緊接換股權行使日期當日(除星期六外聯交所營業的日子)起計21天內發行，換股價為每股嘉華國際股份2.25港元。可換股債券的條款載於嘉華國際於二零零四年二月二十五日刊發的公佈。

除本公佈及早前於聯合公佈所披露者外，嘉華建材董事會確認，嘉華建材目前並無任何有關擬進行的收購或變賣的商談或協議根據上市規則第13.23條而須予披露；嘉華建材董事會亦不知悉嘉華建材有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予以披露。嘉華建材董事願就本聲明中有關嘉華建材的聲明的準確性個別及共同承擔責任。

除本公佈、嘉華國際早前於二零零四年十二月十七日刊發的公佈以及聯合公佈所披露者外，嘉華國際董事會確認，嘉華國際目前並無任何有關擬進行的收購或變賣的商談或協議根據上市規則第13.23條而須予披露；嘉華國際董事會亦不知悉嘉華國際有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予以披露。嘉華國際董事願就本聲明中有關嘉華國際的聲明的準確性個別及共同承擔責任。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零五年一月十一日

信報 2005年1月12日(星期三)



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

股價及成交量的不尋常變動

本公佈乃就嘉華國際集團有限公司(「嘉華國際」)股份最近價格下跌及成交量上升，以及就嘉華建材有限公司(「嘉華建材」)股份最近價格下跌及成交量上升而作出。

本聲明乃應香港聯合交易所有限公司(「聯交所」)要求而作出。

嘉華建材的董事(「嘉華建材董事」)注意到最近嘉華建材股份價格下跌及成交量上升。除嘉華建材及嘉華國際早前於二零零四年十月七日及十四日以及二零零五年一月六日刊發的公佈(統稱「聯合公佈」)所披露者外，嘉華建材董事並不知悉導致上述不尋常變動的任何原因。

然而，嘉華國際及嘉華建材謹此聲明，嘉華建材就可能注入若干澳門博彩業務(可能包括其他相關業務(包括酒店、渡假中心及娛樂業務))的可行性而展開的初步概念研究仍在進行中。嘉華國際及嘉華建材謹此進一步聲明，上述初步概念研究可能會或可能不會促成交易。倘該項交易得以落實，嘉華國際及嘉華建材將會根據聯交所證券上市規則的規定作出適當公佈。

嘉華國際的董事(「嘉華國際董事」)注意到最近嘉華國際的股份(「嘉華國際股份」)價格下跌及成交量上升。除聯合公佈及嘉華國際早前於二零零四年十二月十七日刊發的公佈所披露者外，嘉華國際董事並不知悉導致上述不尋常變動的任何原因。

然而，嘉華國際謹此指出，嘉華國際在過去兩星期內接獲持有於二零零九年到期0.50釐有擔保可換股債券(「可換股債券」)的人士的多份換股通知書，本金總額為352,760,000港元，藉以將彼等的可換股債券轉換為合共156,782,216股嘉華國際股份(佔嘉華國際經上述轉換所擴大的已發行股本約7.2%)。根據可換股債券的條款，就轉換可換股債券而將予發行的嘉華國際股份須於緊接換股權行使日期當日(除星期六外聯交所營業的日子)起計21天內發行，換股價為每股嘉華國際股份2.25港元。可換股債券的條款載於嘉華國際於二零零四年二月二十五日刊發的公佈。

除本公佈及早前於聯合公佈所披露者外，嘉華建材董事會確認，嘉華建材目前並無任何有關擬進行的收購或變賣的商談或協議根據上市規則第13.23條而須予披露；嘉華建材董事會亦不知悉嘉華建材有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予以披露。嘉華建材董事願就本聲明中有關嘉華建材的聲明的準確性個別及共同承擔責任。

除本公佈、嘉華國際早前於二零零四年十二月十七日刊發的公佈以及聯合公佈所披露者外，嘉華國際董事會確認，嘉華國際目前並無任何有關擬進行的收購或變賣的商談或協議根據上市規則第13.23條而須予披露；嘉華國際董事會亦不知悉嘉華國際有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予以披露。嘉華國際董事願就本聲明中有關嘉華國際的聲明的準確性個別及共同承擔責任。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零五年一月十一日

The Standard 7th January 2005 (Friday)



<table>
<tr><td>

K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

</td><td>

K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

</td></tr>
</table>

JOINT CLARIFICATION ANNOUNCEMENT

The KWCM Board has noted that recent increases in the price and trading volume of the shares of KWCM and wish to state that it is not aware of any reasons for such increases save as disclosed herein.

The KWIH Board and the KWCM Board refer to an article appearing in the Sing Pao of 6 January 2005 in relation to the purported injection of certain Macau gaming business and hotel business into KWCM.

The KWIH Board and the KWCM Board would like to refer to the Announcements and wish to state that the gaming business as referred to in the Announcements may include other related business (including hotel, resort and entertainment business). The KWIH Board and the KWCM Board also wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") has noted that recent increases in the price and trading volume of the shares of KWCM and wish to state that it is not aware of any reasons for such increases save as disclosed herein.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the KWCM Board refer to an article appearing in the Sing Pao of 6 January 2005 in relation to the purported injection of certain Macau gaming business and hotel business into KWCM.

The KWIH Board and the KWCM Board would like to refer to the joint clarification announcements of KWIH and KWCM respectively dated 7 October 2004 and 14 October 2004 ("Announcements") and wish to state that the gaming business as referred to in the Announcements may include other related business (including hotel, resort and entertainment business). The KWIH Board and the KWCM Board also wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

Save as disclosed above and in the Announcements, the KWCM Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the KWCM Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu; the non-executive director is Mr. Michael Leung Man Kin; and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director is Mr. Moses Cheng Mo Chi; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

<table>
<tr><td>By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary</td><td>By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary</td></tr>
</table>

Hong Kong, 6 January 2005

香港經濟日報　二〇〇五年一月七日（星期五）



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

聯合澄清公佈

嘉華建材董事會注意到最近嘉華建材股份價格及成交量上升，茲聲明除本公佈所披露者外，其並不知悉導致股份價格及成交量上升的任何原因。

嘉華國際董事會及嘉華建材董事會茲提述刊載於二零零五年一月六日《成報》內一篇報導，內容關於據稱將若干澳門博彩業務及酒店業務注入嘉華建材的傳聞。

嘉華國際董事會及嘉華建材董事會謹此提述該等公佈，並謹此聲明該等公佈中所指的博彩業務可能涉及其他相關業務（包括酒店、渡假中心及娛樂業務）。此外，嘉華國際董事會及嘉華建材董事會亦謹此聲明，目前概無任何事態發展為嘉華國際及嘉華建材各自的股東及有意投資者需要注意者。

嘉華國際及嘉華建材各自的股東及有意投資者在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

本聲明乃應香港聯合交易所有限公司要求而作出。

嘉華建材有限公司（「嘉華建材」）董事會（「嘉華建材董事會」）注意到最近嘉華建材股份價格及成交量上升，茲聲明除本公佈所披露者外，其並不知悉導致股份價格及成交量上升的任何原因。

嘉華國際集團有限公司（「嘉華國際」）董事會（「嘉華國際董事會」）及嘉華建材董事會茲提述刊載於二零零五年一月六日《成報》內一篇報導，內容關於據稱將若干澳門博彩業務及酒店業務注入嘉華建材的傳聞。

嘉華國際董事會及嘉華建材董事會謹此提述嘉華國際與嘉華建材分別於二零零四年十月七日及二零零四年十月十四日發表的聯合澄清公佈（「該等公佈」），並謹此聲明該等公佈中所指的博彩業務可能涉及其他相關業務（包括酒店、渡假中心及娛樂業務）。此外，嘉華國際董事會及嘉華建材董事會亦謹此聲明，目前概無任何事態發展為嘉華國際及嘉華建材各自的股東及有意投資者需要注意者。

除上文及該等公佈所披露者外，嘉華建材董事會亦確認，目前並無任何有關建議收購或變賣的商談或協議為根據《上市規則》第13.23條而須予披露者；嘉華建材董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予披露者。

嘉華國際及嘉華建材各自的股東及有意投資者在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零五年一月六日

South China Morning Post
MONDAY, DECEMBER 20, 2004



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

ANNOUNCEMENT
UNUSUAL VOLUME MOVEMENT

The Company has noted the recent increase in the trading volume of the shares of the Company and wishes to state that it is not aware of any reasons for such increase.

The Company wishes to confirm that it is currently in confidential negotiations with parties who are not connected persons of the Company for the participation in a joint venture property development company in Mainland China. However, no definitive agreement has yet been signed by the parties and there can be no assurance that any such agreement will be signed. Further announcements will be made as and when appropriate in the event that such project materialises.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

K. Wah International Holdings Limited ("the Company") has noted the recent increase in the trading volume of the shares of the Company and wishes to state that it is not aware of any reasons for such increase.

The Company wishes to confirm that it is currently in confidential negotiations with parties who are not connected persons of the Company for the participation in a joint venture property development company in Mainland China. However, no definitive agreement has yet been signed by the parties and there can be no assurance that any such agreement will be signed. Further announcements will be made as and when appropriate in the event that such project materialises.

Save as disclosed above and in the Company's announcements respectively dated 7th October 2004 and 14th October 2004, the Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board of Directors of the Company aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

Made by the order of the Board of the Company the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board
Steven Tong
Company Secretary

Hong Kong, 17th December 2004

香港經濟日報　2004年12月20日



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

公佈

成交量的不尋常波動

本公司注意到最近本公司股份成交量上升，茲聲明本公司並不知悉導致成交量上升的任何原因。

本公司謹此確認，目前正與並非本公司關連人士的各方，進行有關在中國內地參與合營物業發展公司的機密商談。然而，各方尚未簽訂確切的協議，並無保證日後會簽訂任何協議。倘若落實該項目，本公司將於適當時候刊發公佈。

本聲明乃應香港聯合交易所有限公司要求而作出。

嘉華國際集團有限公司(「本公司」)注意到最近本公司股份成交量上升，茲聲明本公司並不知悉導致成交量上升的任何原因。

本公司謹此確認，目前正與並非本公司關連人士的各方，進行有關在中國內地參與合營物業發展公司的機密商談。然而，各方尚未簽訂確切的協議，並無保證日後會簽訂任何協議。倘若落實該項目，本公司將於適當時候刊發公佈。

除上文及本公司日期分別為二零零四年十月七日及二零零四年十月十四日之公佈所披露者外，本公司謹確認，目前並無任何有關收購或變賣的商談或協議為根據《上市規則》第13.23條而須予披露者；董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予披露者。

本公司股東及準投資者在買賣本公司股份時，務請小心謹慎行事。

本聲明乃承本公司董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
公司秘書
湯鉅南

香港，二零零四年十二月十七日



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

JOINT CLARIFICATION ANNOUNCEMENT

The KWIH Board and the KWCM Board refer to certain articles appearing in the East Week (Issue 59) of 13 October 2004 and the Sing Tao Daily of 13 October 2004 in relation to the studies of the injection of certain gaming business into KWCM and the purported disposal of the core business of KWCM to a third party.

The KWIH Board and the KWCM Board would like to refer to the joint clarification announcement of KWIH and KWCM dated 7 October 2004 and wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

The KWIH Board and the KWCM Board also wish to state that there are no plans to dispose of the core business of KWCM to any person.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to certain articles appearing in the East Week (Issue 59) of 13 October 2004 and the Sing Tao Daily of 13 October 2004 in relation to the studies of the injection of certain gaming business into KWCM and the purported disposal of the core business of KWCM to a third party.

The KWIH Board and the KWCM Board would like to refer to the joint clarification announcement of KWIH and KWCM dated 7 October 2004 and wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

The KWIH Board and the KWCM Board also wish to state that there are no plans to dispose of the core business of KWCM to any person.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Secretary

Hong Kong, 14 October 2004



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

JOINT CLARIFICATION ANNOUNCEMENT

The KWIH Board and the KWCM Board refer to certain articles appearing in the East Week (Issue 59) of 13 October 2004 and the Sing Tao Daily of 13 October 2004 in relation to the studies of the injection of certain gaming business into KWCM and the purported disposal of the core business of KWCM to a third party.

The KWIH Board and the KWCM Board would like to refer to the joint clarification announcement of KWIH and KWCM dated 7 October 2004 and wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

The KWIH Board and the KWCM Board also wish to state that there are no plans to dispose of the core business of KWCM to any person.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to certain articles appearing in the East Week (Issue 59) of 13 October 2004 and the Sing Tao Daily of 13 October 2004 in relation to the studies of the injection of certain gaming business into KWCM and the purported disposal of the core business of KWCM to a third party.

The KWIH Board and the KWCM Board would like to refer to the joint clarification announcement of KWIH and KWCM dated 7 October 2004 and wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

The KWIH Board and the KWCM Board also wish to state that there are no plans to dispose of the core business of KWCM to any person.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Secretary

Hong Kong, 14 October 2004



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

聯合澄清公佈

嘉華國際董事會及嘉華建材董事會謹此提述刊載於二零零四年十月十三日之《東周刊》(第59期)及二零零四年十月十三日之《星島日報》之若干報道，內容關於將若干博彩業務注入嘉華建材之研究及據稱出售嘉華建材之核心業務予第三方之傳聞。

嘉華國際董事會及嘉華建材董事會提述嘉華國際及嘉華建材日期為二零零四年十月七日之聯合澄清公佈，並謹此聲明，概無任何事態發展為嘉華國際及嘉華建材各自之股東及有意投資者需要注意者。

嘉華國際董事會及嘉華建材董事會亦謹聲明，並無計劃出售嘉華建材之核心業務予任何人士。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請格外審慎行事。

嘉華國際集團有限公司(「嘉華國際」)之董事會(「嘉華國際董事會」)及嘉華建材有限公司(「嘉華建材」)之董事會(「嘉華建材董事會」)謹此提述刊載於二零零四年十月十三日之《東周刊》(第59期)及二零零四年十月十三日之《星島日報》之若干報道，內容關於將若干博彩業務注入嘉華建材之研究及據稱出售嘉華建材之核心業務予第三方之傳聞。

嘉華國際董事會及嘉華建材董事會提述嘉華國際及嘉華建材日期為二零零四年十月七日之聯合澄清公佈，並謹此聲明，概無任何事態發展為嘉華國際及嘉華建材各自之股東及有意投資者需要注意者。

嘉華國際董事會及嘉華建材董事會亦謹聲明，並無計劃出售嘉華建材之核心業務予任何人士。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請格外審慎行事。

於本公佈刊發日期，嘉華國際之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈刊發日期，嘉華建材之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；獨立非執行董事為張惠彬博士、鄭慕智先生及顏志宏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
K. Wah Construction Materials Limited
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零四年十月十四日



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

聯合澄清公佈

嘉華國際董事會及嘉華建材董事會謹此提述刊載於二零零四年十月十三日之《東周刊》(第59期)及二零零四年十月十三日之《星島日報》之若干報道，內容關於將若干博彩業務注入嘉華建材之研究及據稱出售嘉華建材之核心業務予第三方之傳聞。

嘉華國際董事會及嘉華建材董事會提述嘉華國際及嘉華建材日期為二零零四年十月七日之聯合澄清公佈，並謹此聲明，概無任何事態發展為嘉華國際及嘉華建材各自之股東及有意投資者需要注意者。

嘉華國際董事會及嘉華建材董事會亦謹聲明，並無計劃出售嘉華建材之核心業務予任何人士。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請格外審慎行事。

嘉華國際集團有限公司(「嘉華國際」)之董事會(「嘉華國際董事會」)及嘉華建材有限公司(「嘉華建材」)之董事會(「嘉華建材董事會」)謹此提述刊載於二零零四年十月十三日之《東周刊》(第59期)及二零零四年十月十三日之《星島日報》之若干報道，內容關於將若干博彩業務注入嘉華建材之研究及據稱出售嘉華建材之核心業務予第三方之傳聞。

嘉華國際董事會及嘉華建材董事會提述嘉華國際及嘉華建材日期為二零零四年十月七日之聯合澄清公佈，並謹此聲明，概無任何事態發展為嘉華國際及嘉華建材各自之股東及有意投資者需要注意者。

嘉華國際董事會及嘉華建材董事會亦謹聲明，並無計劃出售嘉華建材之核心業務予任何人士。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請格外審慎行事。

於本公佈刊發日期，嘉華國際之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈刊發日期，嘉華建材之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；獨立非執行董事為張惠彬博士、鄭慕智先生及顏志宏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
K. Wah Construction Materials Limited
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零四年十月十四日



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code : 27)

INTERIM SCRIP DIVIDEND WITH CASH OPTION FOR THE SIX MONTHS ENDED 30TH JUNE 2004

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the interim scrip dividend for the six months ended 30th June 2004 is HK$1.6093.

Further to the circular to shareholders of K. Wah Construction Materials Limited (the "Company") dated 4th October 2004 describing arrangements for the payment of the interim scrip dividend of HK$0.01 per ordinary share of HK$0.10 each of the Company (a "Share"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$1.6093.

The discounted market value is HK$1.6093, being the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 5th October 2004 to 11th October 2004, both days inclusive, which was HK$1.694, less five per cent discount, rounding down such figure to four decimal places as stated in the circular of the Company dated 4th October 2004.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

Number of Shares held on 4th October 2004 for which cash election is not made X $\frac{\text{HK\$0.01}}{\text{HK\$1.6093}}$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six months ended 30th June 2004, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.01 per Share will be posted to shareholders at their own risk on 12th November 2004.

Shareholders who wish to receive all or part of their interim dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 29th October 2004. Dealings in the new Shares to be allotted as the interim scrip dividend will commence on 15th November 2004. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the new Shares.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 11th October 2004



嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

截至二零零四年六月三十日止六個月之中期以股代息(附有選擇現金之權利)

用以計算配發予本公司股東作為截至二零零四年六月三十日止六個月之中期以股代息之新股份數目之折讓市值為每股港幣1.6093元。

繼於二零零四年十月四日致嘉華建材有限公司(「本公司」)股東概述以股代息之安排之通函後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份(「股份」)之港幣0.01元代息股份數目之折讓市值為每股股份港幣1.6093元。

該折讓市值為港幣1.6093元，如本公司於二零零四年十月四日刊發之通函所述，乃由二零零四年十月五日起至二零零四年十月十一日止五個交易日(首尾兩天包括在內)一股股份在香港聯合交易所有限公司之平均收市價港幣1.694元再折讓百分之五(約數至小數點後四個位)。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部份股褶可收取下列數目之代息股份：

於二零零四年十月四日持有未有選擇收取現金之股份數目 × 港幣0.01元 / 港幣1.6093元

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益(截至二零零四年六月三十日止六個月之中期股息除外)，可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份配額將不予配發，其利益撥歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.01元之股息單將於二零零四年十一月十二日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部份以現金收取中期股息以代替新股份，務須於二零零四年十月二十九日下午四時前將選擇表格填妥並交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。將予配發作為中期以股代息之新股份預期將於二零零四年十一月十五日開始買賣。有關批准可予發行之新股份上市及掛牌買賣之申請已提交香港聯合交易所有限公司。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；獨立非執行董事為張惠彬博士、鄭慕智先生及顏志宏先生。

承董事會命
公司秘書
湯鉅雨

香港，二零零四年十月十一日



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

JOINT CLARIFICATION ANNOUNCEMENT

The KWIH Board has noted the recent increase in the trading volume of the shares of KWIH and the KWCM Board has noted the recent increases in the price and trading volume of the shares of KWCM. The KWIH Board and the KWCM Board wish to state that the KWIH Board and the KWCM Board are not aware of any reasons for such increases save as disclosed herein.

The KWIH Board and the KWCM Board also refer to certain statements made in newspaper articles published on 7 October 2004 speculating that the Controlling Shareholder may inject certain Macau gaming business into KWIH or KWCM and wish to state that there are no negotiations or agreements relating to the purported transaction but that preliminary conceptual studies relating to the feasibility of such a transaction is being carried out by KWCM. KWIH and KWCM wish to further clarify that such preliminary studies may or may not lead to a transaction. In the event that a transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Listing Rules.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") has noted the recent increase in the trading volume of the shares of KWIH and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") has noted the recent increases in the price and trading volume of the shares of KWCM. The KWIH Board and the KWCM Board wish to state that the KWIH Board and the KWCM Board are not aware of any reasons for such increases save as disclosed herein.

The KWIH Board and the KWCM Board also refer to certain statements made in newspaper articles published on 7 October 2004 speculating that Dr. Lui Che Woo, the Chairman and Controlling Shareholder of both KWIH and KWCM ("the Controlling Shareholder") may inject certain Macau gaming business into KWIH or KWCM. The KWIH Board and the KWCM Board wish to state that there are no negotiations or agreements relating to the purported transaction but that preliminary conceptual studies relating to the feasibility of such a transaction is being carried out by KWCM. KWIH and KWCM wish to further clarify that such preliminary studies may or may not lead to a transaction. In the event that a transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules").

Save for the above, the KWIH Board and the KWCM Board also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the KWIH Board or the KWCM Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

No directors of KWIH or KWCM have any dealings in the shares of KWIH or KWCM respectively since the carrying out of preliminary studies by KWCM.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

Made by the respective orders of the KWIH Board and the KWCM Board the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Secretary

Hong Kong, 7 October 2004



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

聯合澄清公佈

嘉華國際董事會已知悉最近嘉華國際股份之成交量上升，而嘉華建材董事會亦已知悉最近嘉華建材股份之股份價格及成交量上升。嘉華國際董事會及嘉華建材董事會謹此聲明，除本公佈披露者外，嘉華國際董事會及嘉華建材董事會並不知悉導致該等上升之任何原因。

嘉華國際董事會及嘉華建材董事會亦提述於二零零四年十月七日刊登之多份報章報道內之陳述，揣測控股股東可能將若干澳門博彩業務注入嘉華國際或嘉華建材；彼等謹聲明，並無就傳聞中之交易有任何磋商或協議訂立，惟嘉華建材正就此種交易之可行性進行初步概念探討。嘉華國際及嘉華建材並欲進一步表明，該等初步研究或會或不會導致交易之進行。一旦落實進行交易，嘉華國際及嘉華建材將按上市規則之規定發表適當公佈。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請審慎行事。

本公佈乃應香港聯合交易所有限公司(「聯交所」)之要求而發出。

嘉華國際集團有限公司(「嘉華國際」)之董事會(「嘉華國際董事會」)已知悉最近嘉華國際股份之成交量上升，而嘉華建材有限公司(「嘉華建材」)之董事會(「嘉華建材董事會」)亦已知悉最近嘉華建材股份之股份價格及成交量上升。嘉華國際董事會及嘉華建材董事會謹此聲明，除本公佈披露者外，嘉華國際董事會及嘉華建材董事會並不知悉導致該等上升之任何原因。

嘉華國際董事會及嘉華建材董事會亦提述於二零零四年十月七日刊登之多份報章報道內之陳述，揣測身兼嘉華國際及嘉華建材主席及控股股東之呂志和博士(「控股股東」)可能將若干澳門博彩業務注入嘉華國際或嘉華建材。嘉華國際董事會及嘉華建材董事會謹聲明，並無就傳聞中之交易有任何磋商或協議訂立，惟嘉華建材正就此種交易之可行性進行初步概念探討。嘉華國際及嘉華建材並欲進一步表明，該等初步研究或會或不會導致交易之進行。一旦落實進行交易，嘉華國際及嘉華建材將按聯交所證券上市規則(「上市規則」)之規定發表適當公佈。

除上文披露者外，嘉華國際董事會及嘉華建材董事會謹確認，目前並無任何有關擬進行收購或變賣之商談或協議為根據上市規則第13.23條而須予公開者，嘉華國際董事會及嘉華建材董事會亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予公開者。

自嘉華建材進行初步研究後，嘉華國際及嘉華建材之董事皆並無買賣嘉華國際及嘉華建材各自之股份。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請審慎行事。

本公佈乃承嘉華國際董事會及嘉華建材董事會之命而發出，其董事願就本公佈之準確性個別及共同承擔全部責任。

於本公佈刊發日期，嘉華國際之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈刊發日期，嘉華建材之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；獨立非執行董事為張惠彬博士、鄭慕智先生及顏志宏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
K. Wah Construction Materials Limited
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零四年十月七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang *(Managing Director)*
William Lo Chi Chung
Paddy Tang Lui Wai Yu
Joseph Chee Ying Keung

Independent Non-Executive Directors:
Dr. Charles Cheung Wai Bun, JP
Moses Cheng Mo Chi, OBE, JP
James Ross Ancell

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

4th October 2004

To the Shareholders,

Dear Sir or Madam,

Interim Scrip Dividend with Cash Option for the Six Months Ended 30th June 2004

Introduction

It was resolved by the directors of K. Wah Construction Materials Limited (the "Company") on 8th September 2004 that an interim dividend for the six months ended 30th June 2004 of HK$0.01 per issued share of the Company of HK$0.10 each (a "Share") be paid to shareholders whose names appear on the register of members at the close of business on 4th October

2004. It was also resolved that such dividend should be satisfied by way of scrip dividend by an allotment of new Shares credited as fully paid in accordance with the Memorandum and Articles of Association of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend. The latest date on which transfers were accepted for registration in order to qualify for the dividend was 24th September 2004.

Particulars of the Interim Dividend

Shareholders have the following choices in respect of the interim dividend:

(i) an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of interim dividend which shareholders could elect to receive in cash in respect of HK$0.01 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) interim dividend of HK$0.01 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 5th October 2004 to 11th October 2004 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 11th October 2004 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made on 12th October 2004. **The last day on which shareholders will be entitled to make their choice of the above alternatives is 29th October 2004.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 4th October 2004 and for which elections to receive the interim dividend in cash are not lodged with the Company's share registrars on or before 29th October 2004, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 4th October 2004 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six months ended 30th June 2004 and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The scrip dividend will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the interim dividend in cash were received in respect of all the existing Shares registered as at 4th October 2004, the total cash dividend payable by the Company would be approximately HK$12,833,000.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities and Futures Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advices.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the interim dividend for the six months ended 30th June 2004 which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 29th October 2004.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's Registrars, Computershare Hong Kong Investor Services Limited, before 4:00 p.m. on 29th October 2004.

Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of interim dividend for the six months ended 30th June 2004. No person receiving in any territory outside Hong Kong a copy of this circular and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

As at 4th October 2004, the Company has overseas shareholders with registered addresses in Australia, Canada, the People's Republic of China ("the PRC"), Spain, United Kingdom, Macau, Malaysia, Pakistan, Singapore, Thailand, the United States and the British Virgin Islands.

This circular and Form of Election will not be registered in Hong Kong or any other jurisdiction. The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. The Company has made enquiries with legal advisers where its overseas shareholders are based regarding legal restrictions and regulatory requirements on participation of shareholders resident outside Hong Kong in the scrip dividend arrangements as required by rule 13.36(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Since registration or filing or other procedures will need to be carried out to comply with the relevant securities legislation of the United States and the PRC, the Directors consider that it would be necessary and expedient to exclude shareholders with registered addresses in the United States and the PRC (the "Excluded Shareholders") from the scrip dividend arrangements in view that it would be impractical to comply with such procedures in these countries given the small shareholder base. Accordingly, Form of Election will not be sent to the Excluded Shareholders and they will only receive this circular for information. Excluded Shareholders will receive their dividends wholly in cash.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Company's Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbrokers or other professional advisers for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on The Stock Exchange of Hong Kong Limited. On no other stock exchanges are any part of the Shares or debt securities of the Company listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 12th November 2004 and dealings in such Shares will commence on 15th November 2004. In the unlikely event that the New Shares are not admitted to listing by The Stock Exchange of Hong Kong Limited before 12th November 2004, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Lui Che Woo
Chairman

本通函及選擇表格將不會於香港或任何其他司法權區註冊。股份並未根據香港以外任何司法地區之適用證券規例登記。本公司已按香港聯合交易所證券上市規則第13.36(2)條之規定，就居於香港以外地區之股東參與以股代息計劃所涉及法律及監管限制而向身居香港以外之股東所在地之法律顧問作出查詢。由於需要辦理註冊、登記或其他手續以符合美國及中國當地有關證券法例，董事認為因當地股東基礎甚少，如要符合此等手續將為不合實際，因此有必要及適宜不提供以股代息安排予註冊地址於美國及中國之股東(統稱為「除外股東」)。因此，除外股東只可將獲寄發本通函作參考，而不會獲寄發選擇表格。除外股東將全部以現金收取彼等之股息。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算系統交收買賣本公司股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在香港聯合交易所有限公司上市及掛牌買賣，本公司股份或債務證券之任何部分概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交香港聯合交易所有限公司。預期有關該等股份之股票及股息單將於二零零四年十一月十二日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零四年十一月十五日開始買賣。倘在極不可能之情況下，新股於二零零四年十一月十二日前不獲香港聯合交易所有限公司批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部分收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。如對於應採取之行動有任何疑問，應諮詢 閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

諸位股東 台照

主席
呂志和博士
謹啓

二零零四年十月四日

以股代息之影響

倘股東選擇將其名下於二零零四年十月四日已登記之全部現有股份，均收取現金作中期股息，則本公司須支付之現金股息總額將約為港幣12,833,000元。

本公司股東務請留意以股代息可引致一些股東(其或有須具報權益)須遵照證券及期貨條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

選擇表格

隨函附奉選擇表格。倘　**閣下擬按上述基準獲配發新股份作為　閣下有權收取之截至二零零四年六月三十日止六個月之全數中期股息，則毋須辦理任何手續。惟倘　閣下擬全數收取現金以代替新股作為股息或部分以現金，而餘額以配發新股份作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零四年十月二十九日下午四時交回香港皇后大道東183號合和中心17樓1712-1716 室本公司之股份過戶登記處香港中央證券登記有限公司。**倘　閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下，　閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。閣下可選擇填交選擇表格，使　閣下日後所收取之股息全數為現金以代替新股，直至本公司之股份過戶登記處接獲書面通知撤銷該項選擇指示為止。　閣下不得就名下部分股份固定選擇長期收取現金股息。

選擇表格不會寄予之前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零四年十月二十九日下午四時前與本公司之股份過戶登記處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為截至二零零四年六月三十日止六個月之中期股息。任何於香港以外地區之人士如接獲本通函及／或選擇表格，概不得將有關文件視作向其發出之邀請(若該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定則除外)。

於二零零四年十月四日，本公司海外股東之註冊地址為澳洲、加拿大、中華人民共和國(「中國」)、西班牙、英國、澳門、馬來西亞、巴基斯坦、新加坡、泰國、美國及英屬處女群島。

決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該等股息，而股東可選擇全部或部分收取現金以替代股份股息。股東可收取股息之最後過戶日期為二零零四年九月二十四日。

中期股息詳情

有關此次中期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股(「新股」)，獲發新股之總折讓市值(定義見下文)相等於股東應可選擇收取現金股息每股港幣0.01元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派中期股息現金港幣0.01元；或

(iii) 部分收取新股及部分收取現金。

為計算應配發新股之數目，每股新股之折讓市值(「折讓市值」)指由二零零四年十月五日起至二零零四年十月十一日止(首尾兩天計算在內)五個交易日內一股股份於香港聯合交易所有限公司之平均收市價再折讓百分之五(只計算至小數點後四個數字)。因此，須待二零零四年十月十一日辦公時間完結後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零四年十月十二日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零四年十月二十九日。**

若股東未有於二零零四年十月二十九日或以前將選擇表格交回本公司之股份過戶登記處以選擇收取現金作中期股息，則就其名下於二零零四年十月四日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$應收新股股數 = \frac{於二零零四年十月四日持有未有選擇收取現金之現有股數}{} \times \frac{港幣0.01元}{折讓市值}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益(截至二零零四年六月三十日止之六個月之中期股息除外)，可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益撥歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部分股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

此乃要件　請即處理

閣下如對本通函任何部分或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之嘉華建材有限公司股份，應立即將本通函及附奉之選擇表格(如適用)送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。



嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(副主席)
陳啟能(董事總經理)
羅志聰
鄧呂慧瑜
徐應強

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

獨立非執行董事：
張惠彬博士，太平紳士
鄭慕智，OBE，太平紳士
顏志宏

敬啓者：

截至二零零四年六月三十日止六個月之中期以股代息(附有選擇現金之權利)

緒言

嘉華建材有限公司(「本公司」)之董事會於二零零四年九月八日，決議派發截至二零零四年六月三十日止六個月之中期股息本公司每股面值港幣0.10元之已發行股份(「股份」)港幣0.01元予二零零四年十月四日辦公時間完結後名列股東名冊上之股東。同時亦



K. WAH CONSTRUCTION MATERIALS LIMITED

Interim Report 2004

Contents

Interim Results and Interim Dividend	1
Consolidated Profit and Loss Statement	2
Consolidated Balance Sheet	3
Consolidated Cash Flow Statement	4
Consolidated Statement of Changes in Equity	5
Notes to the Financial Statements	6
Auditors' Independent Review Report	13
Management Discussion and Analysis	14
Other Information	17

Interim Results and Interim Dividend

INTERIM RESULTS

The Directors of K. Wah Construction Materials Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2004 as follows:

The Group's turnover for the six months ended 30th June 2004 was HK$617,478,000, representing an increase of HK$101,895,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2004 amounted to HK$11,063,000, representing a decrease of HK$20,080,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 1 cent per share (2003: 1 cent scrip dividend with cash option), totalling HK$12,817,000 for the six months ended 30th June 2004 (2003: HK$12,478,000) to shareholders whose names appear on the register of members of the Company at the close of business on 4th October 2004. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend. A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

Consolidated Profit and Loss Statement

For The Six Months Ended 30th June 2004

	Note	2004 *HK$'000*	2003 *HK$'000*
Turnover	2	**617,478**	515,583
Cost of sales		**(592,245)**	(488,378)
Gross profit		**25,233**	27,205
Other revenues		**11,819**	12,182
Other operating income		**4,496**	31,593
Administrative expenses		**(27,405)**	(27,851)
Other operating expenses		**(5,416)**	(7,491)
Operating profit	2 & 3	**8,727**	35,638
Finance costs		**(1,843)**	(3,619)
Share of profits less losses of			
Jointly controlled entities		**4,565**	1,523
Associated companies		**1,308**	341
Profit before taxation		**12,757**	33,883
Taxation (charge)/credit	4	**(2,034)**	1,019
Profit after taxation		**10,723**	34,902
Minority interests		**340**	(3,759)
Profit attributable to shareholders		**11,063**	31,143
Interim dividend		**12,817**	12,478
		HK cents	*HK cents*
Earnings per share	6	**0.9**	2.5

Consolidated Balance Sheet

As at 30th June 2004

	Note	30th June 2004 HK$'000	31st December 2003 HK$'000
Non-current assets			
Property, plant and equipment		**802,583**	802,153
Jointly controlled entities		**261,301**	237,449
Associated companies		**16,963**	16,098
Other non-current assets		**286,081**	240,727
		1,366,928	1,296,427
Current assets			
Inventories		**92,960**	68,716
Debtors and prepayments	8	**508,338**	482,310
Tax recoverable		**2,399**	8,173
Other investments		**3,731**	5,150
Cash and bank balances		**78,940**	306,354
		686,368	870,703
Current liabilities			
Creditors and accruals	9	**300,219**	288,923
Current portion of long-term loans	12	**10,000**	10,000
Short-term bank loans, unsecured		**49,719**	90,000
Tax payable		**370**	601
Dividend payable		**12,690**	—
		372,998	389,524
Net current assets		**313,370**	481,179
		1,680,298	1,777,606
Financed by:			
Share capital	10	**127,103**	125,893
Reserves	11	**1,294,308**	1,288,370
Shareholders' funds		**1,421,411**	1,414,263
Minority interests		**147,806**	147,891
Long-term loans	12	**96,745**	200,800
Non-current liabilities		**14,336**	14,652
		1,680,298	1,777,606

Consolidated Cash Flow Statement

For The Six Months Ended 30th June 2004

	2004 *HK$'000*	2003 *HK$'000*
Net cash (outflow)/inflow from operating activities	**(47,268)**	61,564
Net cash outflow from investing activities	**(44,785)**	(316,530)
Net cash (outflow)/inflow from financing activities	**(138,142)**	207,730
Net decrease in cash and bank balances	**(230,195)**	(47,236)
Change in exchange rate	**2,781**	31
Cash and bank balances at beginning of period	**306,354**	283,062
Cash and bank balances at end of period	**78,940**	235,857

Consolidated Statement of Changes in Equity

For The Six Months Ended 30th June 2004

	Note	2004 HK$'000	2003 HK$'000
Balance at beginning of the period		**1,414,263**	1,392,570
Exchange differences arising on translation of overseas operations	11	**2,580**	52
Issue of shares upon exercise of share options	10 & 11	**6,195**	—
Profit for the period	11	**11,063**	31,143
Dividends			
Final dividend	11	**(12,690)**	(12,432)
Balance at end of the period		**1,421,411**	1,411,333

1. ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties and investments, and in accordance with Hong Kong Financial Reporting Standards. The interim financial information has been presented in accordance with Statement of Standard Accounting Practice 25 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies adopted for the preparation of these financial statements are consistent with those described in the 2003 Annual Report. These financial statements should be read in conjunction with the 2003 Annual Report.

2. SEGMENT INFORMATION

The Group is principally engaged in manufacture, sale and distribution of construction materials.

	Turnover		**Operating profit**	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Sales of construction materials				
Hong Kong	**219,610**	276,536	**3,825**	10,245
Mainland China	**397,868**	239,047	**4,902**	25,393
	617,478	515,583	**8,727**	35,638

3. OPERATING PROFIT

Operating profit is stated after crediting and charging the following:

	2004 HK$'000	2003 HK$'000
Crediting		
Profit on disposal of property, plant and equipment	32	205
Interest income	4,868	5,731
Gain on disposal of operating rights	—	28,260
Amortisation of negative goodwill	316	316
Charging		
Amortisation:		
Quarry site development	871	720
Overburden removal costs	8,208	6,898
Depreciation	39,081	32,243
Operating lease rental for land and buildings	6,630	7,167
Royalty	1,979	1,402
Unrealised loss on listed investments	1,419	—
Loss on disposal of listed investments	2,893	—
Cost of inventories sold	538,639	421,592
Unrealised loss on long-term investments	—	1,365

4. TAXATION (CHARGE)/CREDIT

	2004 HK$'000	2003 HK$'000
Company and subsidiaries		
Hong Kong profits tax	(42)	(531)
Mainland China profits tax	(1,270)	(1,133)
Deferred taxation	—	3,061
	(1,312)	1,397
Jointly controlled entities		
Mainland China profits tax	(279)	(378)
Associated companies		
Hong Kong profits tax	(443)	—
	(2,034)	1,019

4. TAXATION (CHARGE)/CREDIT (Cont'd)

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

5. DIVIDENDS

	2004	2003
	HK$'000	*HK$'000*
2003 Final scrip dividend with a cash option, payable, of HK1.0 cent per share	**12,690**	—
2002 Final scrip dividend with a cash option, paid, of HK1.0 cent per share		
Scrip	—	1,998
Cash	—	10,434
	12,690	12,432

The Board of Directors declares an interim scrip dividend of 1 cent per share (2003: 1 cent) with a cash option, totalling HK$12,817,000 for the six months ended 30th June 2004 (2003: HK$12,478,000) to shareholders whose names appear on the register of members of the Company at the close of business on 4th October 2004. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

6. EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$11,063,000 (2003: HK$31,143,000) and the weighted average number of 1,265,589,484 shares (2003: 1,243,208,000 shares) in issue during the period.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 30th June 2004 would not have a dilutive effect on the earnings per share.

7. CAPITAL EXPENDITURE

For the six months ended 30th June 2004, the Group incurred HK$40 million on property, plant and equipment and HK$4 million on deferred expenditure.

8. DEBTORS AND PREPAYMENTS

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
Trade debtors *(note a)*	**425,709**	345,050
Loan to a fellow subsidiary *(note b)*	**—**	70,000
Other receivable	**58,975**	29,330
Prepayments	**23,654**	37,930
	508,338	482,310

(a) The Group has established credit policies, which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
Within one month	**111,180**	127,199
Two to three months	**170,620**	141,138
Four to six months	**76,961**	57,015
Over six months	**66,948**	19,698
	425,709	345,050

8. DEBTORS AND PREPAYMENTS (Cont'd)

(b) In July 2002, the Group granted a guaranteed unsecured revolving loan facility of HK$330 million to a fellow subsidiary. The loan carries interest at 2.38% per annum above three-month HIBOR, with maturity of three years and an option to extend the maturity for further one or two years.

9. CREDITORS AND ACCRUALS

	30th June 2004 *HK$'000*	31st December 2003 *HK$'000*
Trade creditors	**164,663**	138,266
Other creditors	**57,462**	62,794
Accrued operating expenses	**74,378**	82,052
Deposits received	**3,716**	5,811
	300,219	288,923

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2004 *HK$'000*	31st December 2003 *HK$'000*
Within one month	**70,412**	81,864
Two to three months	**60,685**	38,658
Four to six months	**19,564**	9,649
Over six months	**14,002**	8,095
	164,663	138,266

10. SHARE CAPITAL

	Ordinary shares of HK$0.10 each	*HK$'000*
Authorised:		
At 1st January 2004 and 30th June 2004	3,888,000,000	388,800
Issued and fully paid:		
At 1st January 2004	1,258,934,651	125,893
Exercise of share options	12,094,000	1,210
At 30th June 2004	1,271,028,651	127,103

The Company operates a share option scheme under which options to subscribe for shares in the Company are granted to selected executives. During the period, no new options were granted (2003: 20,482,000) and options for 12,094,000 shares (2003: nil) were exercised. At 30th June 2004, outstanding options granted under the scheme are as follows:

	Exercise	Number of share options	
	price per	**30th June**	31st December
Exercise period	**share**	**2004**	2003
	HK$		
20th May 1999 to 19th May 2008	0.5333	**10,738,000**	12,962,000
30th December 2000 to 29th December 2009	0.5216	**19,628,000**	25,302,000
1st March 2004 to 28th February 2013	0.5140	**16,286,000**	20,482,000
		46,652,000	58,746,000

11. RESERVES

	2004	2003
	HK$'000	*HK$'000*
At 1st January	**1,288,370**	1,268,249
Exchange differences arising on translation of overseas operations	**2,580**	52
Share premium arising upon exercise of share options	**4,985**	—
Profit for the period	**11,063**	31,143
Final dividend	**(12,690)**	(12,432)
At 30th June	**1,294,308**	1,287,012

12. LONG-TERM LOANS

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
Bank loans		
Secured	**—**	20,800
Unsecured	**106,745**	190,000
	106,745	210,800
Current portion included in current liabilities	**(10,000)**	(10,000)
	96,745	200,800

13. CAPITAL COMMITMENTS

	30th June 2004	31st December 2003
	HK$'000	*HK$'000*
Contracted but not provided for	**62,495**	51,339

Auditors' Independent Review Report

To the Board of Directors of K. Wah Construction Materials Limited
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial information set out on pages 2 to 12.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of the interim financial information to be in compliance with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial information is the responsibility of, and has been approved by, the Directors.

It is our responsibilities to form an independent conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial information.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial information for the six months ended 30th June 2004.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 8th September 2004

REVIEW OF OPERATION

Turnover and profit attributable to shareholders for the six months ended 30th June 2004 was HK$617 million and HK$11 million as compared to HK$516 million and HK$31 million respectively for the corresponding period last year, representing an increase in turnover of 20% and a decrease in profit of 65%. The profit attributable to shareholders for the corresponding period last year included a gain on disposal of operating rights of HK$28 million. When excluding such gain the profit attributable to shareholders for the current period has in fact improved as compared to last year.

With the economic initiatives taken by the Central Government, the overall sentiments in Hong Kong have begun to improve. The economy of Hong Kong is now at its early stage of recovery and it will gradually feed through all sectors of the society. The construction industry, in particular, will benefit from the economic recovery. Along such environment the market condition for construction materials business in Hong Kong is expected to improve gradually. The Group, however, will continue to maintain a cost efficient operation so as to alleviate the effect brought about by low market demand situation. On the other hand, the Group has continued to explore new business opportunities around the area to improve profit contribution. The Group's new ready-mixed concrete operation at Daya Bay, Huidong supplying ready-mixed concrete to the CNOOC and Shell Petrochemical Complex at Huizhou has begun making profit contribution as planned. The Group's concrete pile factory at Shenzhen which commenced operation in February this year has successfully established a market locally and the products were well received by the customers.

In the mainland market, the unstable raw materials prices in the first half of the year have affected the performance of our operations. With the introduction of austerity measures by the Central Government recently, the rapidly rising raw materials prices have begun to stabilize. As regard to the new projects, all of them were proceeding as planned during the period. It is envisaged that the Group's performance will be further enhanced when all these projects gradually phase into operation.

In respect of technology investment, the Group continues to maintain a balanced investment portfolio similar to that of last year.

REVIEW OF OPERATION (Cont'd)

Looking forward, the Group will continue its strategy to capture potential opportunities to expand its products range with high value added, high entry barrier and environmental friendly nature. On 19th August 2004, the Group has entered into a joint venture contract with Kunming Steel Group to establish an equity joint venture company in Yunnan, PRC of which the Group will hold a 30% interest. The joint venture company shall be named Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd. for the manufacture, sale, and distribution of cement and slag and related products. The Group will also seize the valuable business opportunities bring about by closer economic cooperation among the Pan Pearl River Delta region.

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group continued to remain strong during the period. The shareholders' funds at 30th June 2004 was HK$1,421 million similar to that at 31st December 2003 of HK$1,414 million and the Group's gross assets employed also maintained at HK$1,680 million as compared to HK$1,778 million at 31st December 2003.

The Group's liquidity position remains strong and the Group possesses sufficient cash and substantial banking facilities to meet its working capital requirements and future acquisitions and investments.

GEARING RATIO

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was at a low level of 4% at 30th June 2004. At 31st December 2003, the gearing ratio was practically at a debt free level.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Land and buildings with net book values of HK$229,297,000 (31st December 2003: HK$231,966,000) have been pledged to secure banking facilities.

CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$288,240,000 (31st December 2003: HK$291,516,000). At 30th June 2004, the facilities utilised amounted to HK$154,474,000 (31st December 2003: HK$108,490,000).

EMPLOYEES AND REMUNERATION POLICY

The Group, excluding associated companies and jointly controlled entities, employs around 1,900 employees in Hong Kong and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$72 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market levels with emphasis on provision of training and development opportunities.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2004. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2004.

DIRECTORS' INTERESTS AND SHARE OPTIONS

At 30th June 2004, the interests of each director in the shares of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), K. Wah International Holdings Limited, and the details of any right to subscribe for shares of the Company and K. Wah International Holdings Limited and of the exercise of such rights, as recorded in the register maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(a) Ordinary Shares of the Company

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital as at 30th June 2004
Lui Che Woo	7,969,955	1,447,452	75,778,513[1]	850,514,983[2]	935,710,903	73.62
Francis Lui Yiu Tung	2,937	—	—	850,514,983[2]	850,517,920	66.92
Chan Kai Nang	—	—	—	—	—	—
William Lo Chi Chung	186,000	—	—	—	186,000	0.01
Paddy Tang Lui Wai Yu	1,861,906	—	—	850,514,983[2]	852,376,889	67.06
Joseph Chee Ying Keung	1,350,000	—	—	—	1,350,000	0.11
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
James Ross Ancell	—	—	—	—	—	—

(b) **Share Options of the Company**

At 30th June 2004, the particulars of the options held by each of the directors of the Company, the employees of the Company in aggregate and other participants granted under the Share Option Scheme of the Company or under any other share option schemes of the Company, were as follows:

	Date of grant	Options held at 1st January 2004	Options granted during the period	Options exercised during the period	Options held at 30th June 2004	Exercise price *(HK$)*	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	1,800,000	—	—	1,800,000	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	2,000,000	—	—	2,000,000	0.5140	1st Mar 2004–28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	1,600,000	—	—	1,600,000	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	1,870,000	—	—	1,870,000	0.5140	1st Mar 2004–28th Feb 2013
Chan Kai Nang	28th Feb 2003	110,000	—	—	110,000	0.5140	1st Mar 2004–28th Feb 2013
William Lo Chi Chung	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	1,270,000	—	—	1,270,000	0.5140	1st Mar 2004–28th Feb 2013

(b) Share Options of the Company (Cont'd)

	Date of grant	Options held at 1st January 2004	Options granted during the period	Options exercised during the period	Options held at 30th June 2004	Exercise price (HK$)	Exercise period
Joseph Chee Ying Keung	30th Dec 1999	*650,000	—	650,000[a]	—	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	*1,000,000	—	—	1,000,000	0.5140	1st Mar 2004–28th Feb 2013
Charles Cheung Wai Bun	28th Feb 2003	300,000	—	—	300,000	0.5140	1st Mar 2004–28th Feb 2013
Moses Cheng Mo Chi	28th Feb 2003	300,000	—	—	300,000	0.5140	1st Mar 2004–28th Feb 2013
James Ross Ancell	—	—	—	—	—	—	—
Employees	20th May 1998	9,262,000	—	1,924,000[b]	7,338,000	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	19,226,000	—	4,488,000[c]	#14,088,000	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	13,882,000	—	3,896,000[d]	#8,986,000	0.5140	1st Mar 2004–28th Feb 2013
Others	20th May 1998	600,000	—	300,000[e]	300,000	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	1,606,000	—	536,000[e]	1,070,000	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	△750,000	—	300,000[e]	450,000	0.5140	1st Mar 2004–28th Feb 2013

* representing the share options held by Joseph Chee Ying Keung as at his appointment date as director on 15th April 2004

after reclassification of share options held by Joseph Chee Ying Keung under "Employees" to "Directors"

△ after reclassification of share options held by Yip Hing Chung under "Directors" to "Others" following his retirement as director on 31st May 2004

(b) Share Options of the Company (Cont'd)

Notes:

a. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$0.61.

b. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$0.76.

c. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$0.81.

d. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$0.84.

e. The option were exercised on the same date and the weighted average closing price of the Company's shares immediately before the date on which the options were exercised was HK$0.86.

All options referred to above are subject to a one-year vesting period.

The consideration paid by each grantee for each grant of options is HK$1.00.

(c) Ordinary Shares of K. Wah International Holdings Limited

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital as at 30th June 2004
Lui Che Woo	263,644	7,013,966	37,507,971[3]	1,236,885,458[2]	1,281,671,039	64.65
Francis Lui Yiu Tung	391,163	—	—	1,236,885,458[2]	1,237,276,621	62.41
Chan Kai Nang	—	—	—	—	—	—
William Lo Chi Chung	100,000	—	—	—	100,000	0.01
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,236,885,458[2]	1,241,524,624	62.62
Joseph Chee Ying Keung	—	—	—	—	—	—
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
James Ross Ancell	—	—	—	—	—	—

(d) Share Options of K. Wah International Holdings Limited

	Date of grant	Options held at 1st January 2004	Options granted during the period	Options exercised during the period	Options held at 30th June 2004	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5586	20th May 1999– 19th May 2008
	30th Dec 1999	1,350,000	—	—	1,350,000	0.3600	30th Dec 2000– 29th Dec 2009
	28th Feb 2003	2,000,000	—	—	2,000,000	0.7200	1st Mar 2004– 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5586	20th May 1999– 19th May 2008
	30th Dec 1999	1,200,000	—	—	1,200,000	0.3600	30th Dec 2000– 29th Dec 2009
	28th Feb 2003	1,868,000	—	—	1,868,000	0.7200	1st Mar 2004– 28th Feb 2013
Chan Kai Nang	—	—	—	—	—	—	—
William Lo Chi Chung	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5586	20th May 1999– 19th May 2008
	30th Dec 1999	870,000	—	—	870,000	0.3600	30th Dec 2000– 29th Dec 2009
	28th Feb 2003	1,269,000	—	—	1,269,000	0.7200	1st Mar 2004– 28th Feb 2013
Joseph Chee Ying Keung	29th Dec 2003	*1,000,000	—	—	1,000,000	1.300	30th Dec 2003– 29th Dec 2013
Charles Cheung Wai Bun	28th Feb 2003	300,000	—	—	300,000	0.7200	1st Mar 2004– 28th Feb 2013
Moses Cheng Mo Chi	—	—	—	—	—	—	—
James Ross Ancell	—	—	—	—	—	—	—

* representing the share options held by Joseph Chee Ying Keung as at his appointment date as director on 15th April 2004.

Notes:

(1) 75,778,513 shares in the Company were held by Best Chance Investments Ltd., which was controlled by Dr. Lui Che Woo.

(2) K. Wah International Holdings Limited was interested in 846,625,308 shares in the Company representing more than one-third of its issued share capital held by a wholly owned subsidiary of K. Wah International Holdings Limited. 1,236,885,458 shares in K. Wah International Holdings Limited representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. In addition, one of the said discretionary trusts was interested in 3,889,675 shares in the Company.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in K. Wah International Holdings Limited and those shares in the Company held by the trusts and in those shares in the Company in which K. Wah International Holdings Limited was interested as aforesaid.

(3) 34,503,760 shares and 3,004,211 shares in K. Wah International Holdings Limited were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited both of which were controlled by Dr. Lui Che Woo.

Save as disclosed above, as at 30th June 2004, none of the Directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS

At 30th June 2004, the interests of every person (not being a director or chief executive of the Company) in the shares of the Company as recorded in the register kept under section 336 of the SFO were as follows:

Name	Number of Ordinary Shares	% of Issued Share Capital as at 30th June 2004
Best Chance Investments Ltd.	75,778,513	6.0
K. Wah International Holdings Limited	846,625,308	66.6
HSBC International Trustee Limited	842,969,433 (Note)	66.3

Note: HSBC International Trustee Limited is the trustee of the discretionary trusts which hold 842,969,433 shares in the Company.

There was duplication of interest of:

(i) 850,514,983 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. Among these shares, 846,625,308 shares were also interested by K. Wah International Holdings Limited and 842,969,433 shares were also interested by HSBC International Trustee Limited;

(ii) 75,778,513 shares in the Company between Dr. Lui Che Woo and Best Chance Investments Ltd.; and

(iii) 1,236,885,458 shares in K. Wah International Holdings Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Save as disclosed above, as at 30th June 2004, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares which would fall to be disclosed to the Company under the SFO.

COMBINED BALANCE SHEET OF AFFILIATED COMPANIES

As at 30th June 2004, the Group had given financial assistance and guarantees to financial institutions for the benefit of its affiliated companies amounting to, in aggregate, approximately 10.7% of the Company's market capitalisation.

In compliance with Chapter 13 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), the combined balance sheet of the affiliated companies as at 30th June 2004 is set out as follows:

	Combined balance sheet	Group's attributable interest
	HK$'000	*HK$'000*
Non-current assets	256,548	86,258
Current assets	160,243	53,879
Current liabilities	(34,574)	(11,622)
	382,217	128,515
Share capital	94,079	31,631
Reserves	96,935	32,593
Amounts due to shareholders	191,188	64,287
Non-current liabilities	15	4
	382,217	128,515

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim financial information for the six months ended 30th June 2004 was reviewed by the Audit Committee (the "Committee"). Regular meetings have been held by the Committee which meets at least twice each year.

CLOSE OF REGISTER

The register of members will be closed from 27th September 2004 to 4th October 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 24th September 2004.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th June 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 8th September 2004

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwcml.com

As at the date of this report, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

暫停辦理登記手續

本公司將於二零零四年九月二十七日至二零零四年十月四日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零四年九月二十四日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

各董事概無獲悉有任何資料，足以合理顯示本公司於截至二零零四年六月三十日止之六個月內任何時間違反上市規則附錄十四所載之最佳應用守則。

承董事會命
公司秘書
湯鉅南

香港，二零零四年九月八日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

*網址：*www.kwcml.com

於本報告日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生。獨立非執行董事為張惠彬博士、鄭慕智先生及顏志宏先生。

聯屬公司之合併資產負債表

於二零零四年六月三十日，本集團向其聯屬公司提供之財務資助及為其利益向財務機構作出擔保合共相當於本公司市值約百分之十點七。

為遵守香港聯合交易所證券上市規則(「上市規則」)第十三章之規定，聯屬公司於二零零四年六月三十日合併資產負債表披露如下：

	合併資產負債表 *港幣千元*	集團所佔權益 *港幣千元*
非流動資產	256,548	86,258
流動資產	160,243	53,879
流動負債	(34,574)	(11,622)
	382,217	128,515
股本	94,079	31,631
儲備	96,935	32,593
欠股東款項	191,188	64,287
非流動負債	15	4
	382,217	128,515

審核委員會

本集團截至二零零四年六月三十日止六個月之中期財務報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，經已由審核委員會(「委員會」)審閱。委員會有定期會議，每年至少舉行兩次。

主要股東

於二零零四年六月三十日，根據證券及期貨條例第三百三十六條所述之登記冊所載，持有本公司股本之權益人士(而該等人士並非本公司董事或行政總裁)，分列如下：

名稱	普通股數目	佔二零零四年六月三十日已發行股本之百分率
Best Chance Investments Ltd.	75,778,513	6.0
嘉華國際集團有限公司	846,625,308	66.6
HSBC International Trustee Limited	842,969,433(附註)	66.3

附註： 以 HSBC International Trustee Limited 為信託人之全權信託持有842,969,433股本公司股份。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之本公司股份850,514,983股；嘉華國際集團有限公司對其中之846,625,308股同時擁有權益，以及 HSBC International Trustee Limited 對其中之842,969,433股同時擁有權益；

(ii) 呂志和博士及 Best Chance Investments Ltd. 擁有之本公司股份75,778,513股；及

(iii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之嘉華國際集團有限公司股份1,236,885,458股。

除上文所披露者外，於二零零四年六月三十日，概無任何人士曾知會本公司擁有根據證券及期貨條例須向本公司披露的股份或相關股份之權益或淡倉。

附註：

(1) 由呂志和博士所控制之 Best Chance Investments Ltd. 持有本公司之股份75,778,513股。

(2) 嘉華國際集團有限公司對其全資附屬公司所持有本公司之股份846,625,308股(佔本公司已發行股本超過三分之一)擁有權益。而嘉華國際集團有限公司之股份1,236,885,458股(佔該公司已發行股本超過三分之一)，由呂志和博士以創立人身份所成立之若干全權信託持有。此外，本公司之股份3,889,675股，則由上述其中一項全權信託擁有權益。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族信託之直接或間接可能受益人，因此被視為持有該等信託所持有上述之嘉華國際集團有限公司股份及本公司股份權益，以及嘉華國際集團有限公司所持有本公司股份權益。

(3) 由呂志和博士所控制之 Best Chance Investments Ltd. 及步基證券有限公司分別持有嘉華國際集團有限公司之股份為34,503,760股及3,004,211股。

除上文所披露者外，於二零零四年六月三十日，本公司董事概無於本公司或其聯繫法團(定義見證券及期貨條例第XV部)的股份、相關股份及債權證中擁有任何權益或淡倉。

(丁) 嘉華國際集團有限公司之認股權

	授出日期	於二零零四年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零四年六月三十日持有之認股權	行使價（港元）	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	—	—	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	—	—	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	—	—	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,868,000	—	—	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳啟能	—	—	—	—	—	—	—
羅志聰	—	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	—	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,269,000	—	—	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
徐應強	二零零三年十二月二十九日	*1,000,000	—	—	1,000,000	1.300	二零零三年十二月三十日至二零一三年十二月二十九日
張惠彬	二零零三年二月二十八日	300,000	—	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鄭慕智	—	—	—	—	—	—	—
顏志宏	—	—	—	—	—	—	—

* 徐應強於二零零四年四月十五日獲委任為董事時所持之認股權數目

(乙) 本公司之認股權(續)

附註：

a. 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣0.61元。

b. 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣0.76元。

c. 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣0.81元。

d. 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣0.84元。

e. 認股權於同一日行使，而認股權行使日期前一天本公司股份之加權平均收市價為港幣0.86元。

上文所述之所有認股權，須受一年持有期限制。

每位承授人在每次接納認股權時所付之代價為港幣1元。

(丙) 嘉華國際集團有限公司之普通股股份

	個人權益	家族權益	公司權益	其他權益	合計	佔二零零四年六月三十日已發行股本之百分率
呂志和	263,644	7,013,966	37,507,971[3]	1,236,885,458[2]	1,281,671,039	64.65
呂耀東	391,163	—	—	1,236,885,458[2]	1,237,276,621	62.41
陳啟能	—	—	—	—	—	—
羅志聰	100,000	—	—	—	100,000	0.01
鄧呂慧瑜	4,639,166	—	—	1,236,885,458[2]	1,241,524,624	62.62
徐應強	—	—	—	—	—	—
張惠彬	7,239	—	—	—	7,239	0.00
鄭慕智	—	—	—	—	—	—
顏志宏	—	—	—	—	—	—

(乙) 本公司之認股權(續)

	授出日期	於二零零四年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零四年六月三十日持有之認股權	行使價(港元)	行使期
徐應強	一九九九年十二月三十日	*650,000	—	650,000[a]	—	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	*1,000,000	—	—	1,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	300,000	—	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鄭慕智	二零零三年二月二十八日	300,000	—	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
顏志宏	—	—	—	—	—	—	—
僱員	一九九八年五月二十日	9,262,000	—	1,924,000[b]	7,338,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	19,226,000	—	4,488,000[c]	#14,088,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	13,882,000	—	3,896,000[d]	#8,986,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
其他	一九九八年五月二十日	600,000	—	300,000[e]	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,606,000	—	536,000[e]	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	∆750,000	—	300,000[e]	450,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

* 徐應強於二零零四年四月十五日獲委任為董事時所持之認股權數目

\# 徐應強所持之認股權由「僱員」重新分類為「董事」後

∆ 葉慶忠於二零零四年五月三十一日告退為董事而其所持之認股權由「董事」重新分類為「其他」後

(乙) 本公司之認股權

於二零零四年六月三十日，根據本公司之認股權計劃或根據本公司之其他認股權計劃授出並由本公司董事、僱員及其他參與者持有之認股權之詳情載列如下：

	授出日期	於二零零四年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零四年六月三十日持有之認股權	行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	–	–	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	–	–	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	–	–	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	–	–	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	–	–	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	–	–	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
陳啟能	二零零三年二月二十八日	110,000	–	–	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
羅志聰	–	–	–	–	–	–	–
鄧呂慧瑜	一九九八年五月二十日	600,000	–	–	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	–	–	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,270,000	–	–	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

股本

本公司於截至二零零四年六月三十日止之六個月內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份。

董事權益及認股權

於二零零四年六月三十日，根據證券及期貨條例第三百五十二條所述之登記冊所載，或根據上市公司董事進行證券交易之標準守則向本公司及香港聯合交易所有限公司(「聯交所」)所申報，各董事所擁有本公司及其聯繫法團(定義見證券及期貨條例第XV部)K. Wah International Holdings Limited(「嘉華國際集團有限公司」)之股份及有關認購本公司及嘉華國際集團有限公司股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股股份

	個人權益	家族權益	公司權益	其他權益	合計	佔二零零四年六月三十日已發行股本之百分率
呂志和	7,969,955	1,447,452	75,778,513(1)	850,514,983(2)	935,710,903	73.62
呂耀東	2,937	—	—	850,514,983(2)	850,517,920	66.92
陳啟能	—	—	—	—	—	—
羅志聰	186,000	—	—	—	186,000	0.01
鄧呂慧瑜	1,861,906	—	—	850,514,983(2)	852,376,889	67.06
徐應強	1,350,000	—	—	—	1,350,000	0.11
張惠彬	1,810	—	—	—	1,810	0.00
鄭慕智	—	—	—	—	—	—
顏志宏	—	—	—	—	—	—

庫務政策

本集團採取保守之庫務政策，所有存款以港幣、美元或以附屬公司之本地貨幣為主，故此，外滙風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的情況下，利用外幣遠期合約與外幣之組合，以避免外滙風險。本集團並無投資於與集團財務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣229,297,000元（二零零三年十二月三十一日：港幣231,966,000元）的房地產已抵押作為銀行信貸的擔保。

或然負債

本公司已就若干附屬公司取得之貸款額港幣288,240,000元（二零零三年十二月三十一日：港幣291,516,000元）向銀行出具擔保。於二零零四年六月三十日已動用之貸款額為港幣154,474,000元（二零零三年十二月三十一日：港幣108,490,000元）。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數約1,900人（不包括聯營公司及共同控制實體）。僱員開支合共港幣72,000,000元（不包括董事酬金）。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。本公司亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，本集團亦參照內地市場的薪酬福利水平，釐定內地員工的薪酬福利，並著重提供員工培訓及發展的機會。

業績檢討(續)

展望將來，本集團將把握擴展產品範圍的機會，繼續向高增值，高競爭門檻及具環保概念產品發展的策略。本集團於二零零四年八月十九日與昆明鋼鐵集團訂立合資合同，在中國雲南成立合資公司，本集團佔百分之三十權益。該合資公司將名為雲南昆鋼嘉華水泥建材有限公司並從事製造、銷售及分銷水泥、礦渣微粉及相關產品。本集團亦將緊握來自泛珠江三角洲地區經濟合作發展之寶貴商機。

流動資金及財務資源

本集團之財務狀況於期內繼續維持強健。於二零零四年六月三十日之股東權益為港幣1,421,000,000元，與二零零三年十二月三十一日之港幣1,414,000,000元相若，而集團之資產運用總額為港幣1,680,000,000元，於二零零三年十二月三十一日則為港幣1,778,000,000元。

本集團之流動資金狀況繼續保持充裕，擁有足夠的現金及備用銀行信貸以應付營運資金及未來收購及投資之需求。

負債比率

負債比率定義為未償還之總借款金額扣除現金與總資產相比，截至二零零四年六月三十日止之負債比率處於百分之四之低水平，而在二零零三年十二月三十一日，以此基礎計算，本集團實無負債。

業績檢討

截止二零零四年六月三十日止之六個月，本集團之營業額及股東應佔溢利分別為港幣617,000,000元及港幣11,000,000元，相比去年同期港幣516,000,000元及港幣31,000,000元，分別增加百分之二十及減少百分之六十五。去年之股東應佔溢利包括港幣28,000,000元出售營運權之收益。若撇除此項收益，本期之股東應佔溢利實質上較去年上升。

在中央政府實施一系列經濟措施後，香港的整體情況經已開始改善。香港之經濟現正處於復甦之初段，亦正漸漸貫徹至社會各層面。建築業在經濟復甦中將可受惠。故此，預期香港建材之市道亦將有所改善。本集團將繼續實施有效的成本控制及維持高效率的運作，從而減輕因市場需求下降所帶來的影響。在另一方面，本集團不斷地拓展新的商機以增加盈利貢獻。本集團在惠東大亞灣新成立之預拌混凝土業務供應預拌混凝土予惠州中海油殼牌石化項目，已按預期開始取得盈利貢獻。本集團在深圳之管樁廠已於本年二月投產，並成功地在當地建立了市場地位，而所銷的產品亦深受當地客戶歡迎。

在內地業務方面，由於原材料價格於上半年十分波動導致業務表現有所影響。但在中央政府近期實施宏觀調控措施下，急速上升之原材料價格已開始穩定。在新項目方面，該等項目於期內正按原定計劃進行中。預計本集團之業績在此等項目全部投產後將能進一步提升。

在科技投資方面，本集團繼續維持與去年相若之平衡投資組合。

致嘉華建材有限公司
(在香港註冊成立之有限公司)
董事會

引言

本所已按　貴公司指示，審閱第2至12頁所載的中期財務資料。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務資料的編製須符合香港會計師公會頒佈的會計實務準則第25號「中期財務申報」。董事須對中期財務資料負責，而該資料亦已經董事會批准。

本所之責任是根據審閱之結果，對中期財務資料出具獨立結論，僅向整體董事會報告，除此之外本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對中期財務資料進行分析程序，然後根據結果評估　貴公司之會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務資料發表審計意見。

審閱結論

按照本所審閱的結果，但此審閱並不作為審計之一部份，本所並無發現任何須在截至二零零四年六月三十日止六個月的中期財務資料作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二零零四年九月八日

11. 儲備

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
於一月一日	**1,288,370**	1,268,249
折算海外業務產生之滙兌差額	**2,580**	52
行使認股權所發行股份之溢價	**4,985**	—
期內溢利	**11,063**	31,143
末期股息	**(12,690)**	(12,432)
於六月三十日	**1,294,308**	1,287,012

12. 長期貸款

	二零零四年 六月三十日 *港幣千元*	二零零三年 十二月三十一日 *港幣千元*
銀行借款		
有抵押	—	20,800
無抵押	**106,745**	190,000
	106,745	210,800
列為流動負債部份	**(10,000)**	(10,000)
	96,745	200,800

13. 資本承擔

	二零零四年 六月三十日 *港幣千元*	二零零三年 十二月三十一日 *港幣千元*
已簽約但未撥備	**62,495**	51,339

10. 股本

	普通股每股面值港幣0.10元	*港幣千元*
法定股本：		
於二零零四年一月一日及於二零零四年六月三十日	3,888,000,000	388,800
已發行及繳足股本：		
於二零零四年一月一日	1,258,934,651	125,893
行使認股權	12,094,000	1,210
於二零零四年六月三十日	1,271,028,651	127,103

按照本公司之認股權計劃，可認購本公司股份之認股權已授予選定之行政人員。期內沒有授出新的認股權(二零零三年：20,482,000)，有關12,094,000股份之認股權已被行使(二零零三年：無)。於二零零四年六月三十日，根據計劃授出及尚未行使之認股權如下：

行使日期	**每股行使價** *港幣*	**認股權數目** **二零零四年六月三十日**	二零零三年十二月三十一日
一九九九年五月二十日至二零零八年五月十九日	0.5333	**10,738,000**	12,962,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**19,628,000**	25,302,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**16,286,000**	20,482,000
		46,652,000	58,746,000

8. 應收賬款及預付款(續)

(b) 本集團於二零零二年七月授予一同系附屬公司港幣330,000,000元的無抵押循環備用貸款,年利息率為三個月的香港銀行同業拆息利率再加2.38%。贖回期為三年並附一至二年延期贖回權。

9. 應付賬款及應計費用

	二零零四年六月三十日 港幣千元	二零零三年十二月三十一日 港幣千元
應付賬款	**164,663**	138,266
其他應付款	**57,462**	62,794
營運應計費用	**74,378**	82,052
已收按金	**3,716**	5,811
	300,219	288,923

本集團之應付賬款之賬齡依發票日期分析如下:

	二零零四年六月三十日 港幣千元	二零零三年十二月三十一日 港幣千元
一個月內	**70,412**	81,864
二至三個月	**60,685**	38,658
四至六個月	**19,564**	9,649
六個月以上	**14,002**	8,095
	164,663	138,266

7. 資本支出

截至二零零四年六月三十日止之六個月，本集團已投入港幣40,000,000元於物業、機器及設備及港幣4,000,000元於遞延支出。

8. 應收賬款及預付款

	二零零四年 六月三十日 *港幣千元*	二零零三年 十二月三十一日 *港幣千元*
應收賬款 *(附註a)*	**425,709**	345,050
借款予同系附屬公司 *(附註b)*	—	70,000
其他應收款	**58,975**	29,330
預付款	**23,654**	37,930
	508,338	482,310

(a) 本集團根據當地有關行業之標準制定信貸政策，本集團給予在香港之客戶之信用期限一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

本集團之應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

	二零零四年 六月三十日 *港幣千元*	二零零三年 十二月三十一日 *港幣千元*
一個月內	**111,180**	127,199
二至三個月	**170,620**	141,138
四至六個月	**76,961**	57,015
六個月以上	**66,948**	19,698
	425,709	345,050

4. 稅項(支出)/抵免(續)

香港利得稅乃按照本期內估計應課稅溢利按百分之十七點五(二零零三年:百分之十七點五)稅率提撥。海外利得稅乃按照溢利產生之國家之現行稅率提撥。

5. 股息

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
二零零三年末期應付股息附現金選擇權,每股港幣1.0仙	**12,690**	—
二零零二年末期已付股息附現金選擇權,每股港幣1.0仙		
以股代息	—	1,998
現金	—	10,434
	12,690	12,432

董事會議決派發截至二零零四年六月三十日止之六個月之中期以股代息,附現金選擇權,每股港幣1仙(二零零三年:港幣1仙),共需港幣12,817,000元(二零零三年:港幣12,478,000元),給予在二零零四年十月四日已登記於本公司股東名冊內之股東。此項擬派股息將於截至二零零四年十二月三十一日止年度列作盈餘儲備分派。

6. 每股盈利

每股基本盈利乃根據股東應佔溢利港幣11,063,000元(二零零三年:港幣31,143,000元)及期內已發行股份1,265,589,484股(二零零三年:1,243,208,000股)之加權平均數計算。

每股攤薄盈利並無呈列,因於二零零四年六月三十日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

3. 經營溢利

經營溢利已計入及扣除下列項目：

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
已計入		
出售物業、機器及設備收益	**32**	205
利息收入	**4,868**	5,731
出售營運權之收益	**—**	28,260
負商譽攤銷	**316**	316
已扣除		
攤銷：		
石礦場之發展費用	**871**	720
清除表土費用	**8,208**	6,898
折舊	**39,081**	32,243
土地及樓房經營租賃租金	**6,630**	7,167
專利費	**1,979**	1,402
上市投資未變現的虧損	**1,419**	—
上市投資虧損	**2,893**	—
出售貨物成本	**538,639**	421,592
長期投資未變現的虧損	**—**	1,365

4. 税項(支出)／抵免

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
本公司及附屬公司		
香港利得税	**(42)**	(531)
中國內地所得税	**(1,270)**	(1,133)
遞延税項	**—**	3,061
	(1,312)	1,397
共同控制實體		
中國內地所得税	**(279)**	(378)
聯營公司		
香港利得税	**(443)**	—
	(2,034)	1,019

賬目附註

1. 會計政策

本賬目根據歷史成本會計法編製，並對某些物業及投資的重估作出修訂，及按照香港普遍採納之會計準則編製而成。本中期財務資料乃根據香港會計師公會發出之會計實務準則第25號「中期財務申報」編製。

會計政策和二零零三年年報一致。本財務報表應與二零零三年年報一併閱讀。

2. 分部資料

本集團主要從事生產、銷售和分銷建築材料。

	營業額		經營溢利	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
建築材料銷售				
香港	**219,610**	276,536	**3,825**	10,245
中國內地	**397,868**	239,047	**4,902**	25,393
	617,478	515,583	**8,727**	35,638

綜合權益變動表

截至二零零四年六月三十日止之六個月

	附註	二零零四年 港幣千元	二零零三年 港幣千元
期初結餘		**1,414,263**	1,392,570
折算海外業務產生之滙兌差額	11	**2,580**	52
行使認股權發行股份	10及11	**6,195**	—
本期溢利	11	**11,063**	31,143
股息			
末期股息	11	**(12,690)**	(12,432)
期末結餘		**1,421,411**	1,411,333

綜合現金流量表

截至二零零四年六月三十日止之六個月

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
經營業務之現金(流出)／流入淨額	**(47,268)**	61,564
投資業務之現金流出淨額	**(44,785)**	(316,530)
融資活動之現金(流出)／流入淨額	**(138,142)**	207,730
現金及銀行結餘減少淨額	**(230,195)**	(47,236)
滙兌率變動	**2,781**	31
於期初之現金及銀行結餘	**306,354**	283,062
於期末之現金及銀行結餘	**78,940**	235,857

綜合資產負債表

二零零四年六月三十日

	附註	二零零四年 六月三十日 港幣千元	二零零三年 十二月三十一日 港幣千元
非流動資產			
物業、機器及設備		**802,583**	802,153
共同控制實體		**261,301**	237,449
聯營公司		**16,963**	16,098
其他非流動資產		**286,081**	240,727
		1,366,928	1,296,427
流動資產			
存貨		**92,960**	68,716
應收賬款及預付款	8	**508,338**	482,310
可收回税項		**2,399**	8,173
其他投資		**3,731**	5,150
現金及銀行結餘		**78,940**	306,354
		686,368	870,703
流動負債			
應付賬款及應計費用	9	**300,219**	288,923
長期貸款之一年內應償還額	12	**10,000**	10,000
短期銀行貸款 — 無抵押		**49,719**	90,000
應付税項		**370**	601
應付股息		**12,690**	—
		372,998	389,524
流動資產淨額		**313,370**	481,179
		1,680,298	1,777,606
資金來源：			
股本	10	**127,103**	125,893
儲備	11	**1,294,308**	1,288,370
股東權益		**1,421,411**	1,414,263
少數股東權益		**147,806**	147,891
長期貸款	12	**96,745**	200,800
非流動負債		**14,336**	14,652
		1,680,298	1,777,606

綜合損益表

截至二零零四年六月三十日止之六個月

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	2	**617,478**	515,583
銷售成本		**(592,245)**	(488,378)
毛利		**25,233**	27,205
其他收益		**11,819**	12,182
其他營運收入		**4,496**	31,593
行政費用		**(27,405)**	(27,851)
其他營運費用		**(5,416)**	(7,491)
經營溢利	2及3	**8,727**	35,638
財務費用		**(1,843)**	(3,619)
應佔溢利減虧損			
共同控制實體		**4,565**	1,523
聯營公司		**1,308**	341
除税前溢利		**12,757**	33,883
税項(支出)／抵免	4	**(2,034)**	1,019
除税後溢利		**10,723**	34,902
少數股東權益		**340**	(3,759)
股東應佔溢利		**11,063**	31,143
中期股息		**12,817**	12,478
		港仙	*港仙*
每股盈利	6	**0.9**	2.5

中期業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零四年六月三十日止六個月之未經審核綜合業績如下：

本集團截至二零零四年六月三十日止之六個月營業額為港幣617,478,000元，較去年同期增加港幣101,895,000元。

本集團截至二零零四年六月三十日止之六個月未經審核之股東應佔溢利為港幣11,063,000元，較去年同期減少港幣20,080,000元。

中期股息

董事會議決派發截至二零零四年六月三十日止之六個月之中期股息，每股港幣1仙(二零零三年：港幣1仙附有選擇現金權利之股份股息)，共需港幣12,817,000元(二零零三年：港幣12,478,000元)，給予在二零零四年十月四日已登記於本公司股東名冊內之股東。董事會並通過以股代息之方式派發該等股息，惟股東可選擇收取現金以代替部份或全部股息。一份載有以股代息詳情之通函將寄予本公司之股東。

目 錄

中期業績及中期股息	1
綜合損益表	2
綜合資產負債表	3
綜合現金流量表	4
綜合權益變動表	5
賬目附註	6
核數師之獨立審閱報告	13
管理層之討論及分析	14
其他資料	17

嘉華建材有限公司

二零零四年中期報告